Form 10-K405/A, Exhibit 13
period 1996-12-31
HENDERSON CITIZENS BANCSHARES INC
filed 1997-04-04
CIK 878355

                                                                    EXHIBIT 13.1


               SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

     The table below represents a summary of the major components of the Company's income statements for the periods presented, together with selected balance sheet items and financial ratios. All information concerning the Company should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and the consolidated financial statements and related notes thereof included elsewhere herein.

Condensed Income Statements
Information and Related Data                             Year Ended December 31,
                                          ---------------------------------------------------
                                            1996         1995      1994      1993      1992
                                          ---------     -------   -------   -------   -------
                                               (dollars in thousands except per share data)
Total interest income                     $  20,716      20,346    14,946    15,324    17,499
Total interest expense                       11,203      11,536     7,127     6,559     8,393
                                          ---------     -------   -------   -------   -------
Net interest income                           9,513       8,810     7,819     8,765     9,106
Provision (reduction of allowance)
   for loan losses                              264         180      (150)     (500)      100
                                          ---------     -------   -------   -------   -------

Net interest income after
   provision (reduction of
   allowance) for loan losses                 9,249       8,630     7,969     9,265     9,006

Total other income                            3,243       2,009     1,676     1,712     1,352
Total other expense                          (8,038)     (7,556)   (6,359)   (6,031)   (6,112)
                                          ---------    --------   -------   -------   -------
Income before income tax expense and
   cumulative effect of change in
   accounting principle                   $   4,454       3,083     3,286     4,946     4,246
Income tax expense                            1,110         619       651     1,420     1,022
                                          ---------    --------   -------   -------   -------

Income before cumulative effect of
   change in accounting principle         $   3,344       2,464     2,635     3,526     3,224
Cumulative effect at January 1, 1993,
   of changes in accounting principle             -           -         -       255         -
                                          ---------     -------   --------  -------   -------

Net Income                                    3,344       2,464     2,635     3,271     3,224
                                          =========    ========   =======   =======   =======

Per share data:
   Net income                             $    1.55        1.14      1.22      1.51      1.49

   Dividends                              $     .64         .64       .64       .61       .60

Dividend payment ratio                       41.21%       56.14     52.50     40.29     40.13

Return on average assets                      1.00%        0.76      0.99      1.28      1.27

Return on average equity                     10.60%        8.25      9.42     11.82     12.60

Balance Sheet Information:

   Loans, net                             $ 100,825      80,499    63,784    51,552    49,579

   Allowance for loan losses                  1,146       1,019       997     1,014     1,624

   Total assets                             356,830     326,879   313,038   257,721   251,381

   Total deposits                           320,673     293,611   285,522   227,152   223,070

   Stockholders' equity                      31,988      31,206    26,147    29,160    26,772

Stockholders' equity / total assets           8.96%        9.55      8.35     11.31     10.65

Dear Shareholders,

Certainly 1996 was a successful year with our earnings of $3,344,000, but I will remember the loss of my friend and fellow director, Homer Bryce. Though my association with Mr. Bryce, at Citizens National Bank, was only six plus years, his impact and influence on my thinking will carry on the rest of my life. I have never met a man, though almost twice my age, who was able to grasp complex situations and make them simple, challenge you with thought provoking questions, see the big picture and dream big dreams for our Company. We all have Homer Bryce stories to tell and each one brings a smile to our face. What a legacy for our Company and community. He truly loved our Bank and each employee.

Many good things happened in 1996. The acquisitions, over the last six years that were branched into Citizens, continue to perform well financially. For 1996, the branches contributed 30% of the net income of the Company. We completed the purchase of First State Bank of Waskom in September and left it as a separate bank in the Holding Company as a sister bank to Citizens National Bank. Our thinking was the identity of First State Bank in the East Texas and Northwest Louisiana market was already established and making it a branch of Citizens National Bank would negate many years of positive name recognition. We were fortunate to retain all of the fine employees and management of First State Bank. In November we added an ATM at the Waskom location. We will convert the data processing of the First State Bank to Citizens National Banks system in April of 1997.

We experienced strong loan demand during 1996 in all markets. Our loan growth was 19%, excluding the acquisition of First State Bank, over last year and our strengths continue to be in the real estate area, particularly in Henderson, Chandler and Jefferson, as well as consumer loans in all branches.

Our automated phone system was introduced in 1994. It continues to be successful, processing over 105,000 calls in 1996. During the year we added a loan by phone option allowing customers to complete a simple consumer loan application by phone 24 hours a day, seven days a week. In early 1997 we installed an option for our Spanish speaking customers. Our ATM network continues to be well received by our customers with 165,851 transactions and $8,625,000 withdrawn at all machines in 1996. We anticipate selecting a vendor in late 1997 to allow our customers to do home personal computer banking with us. Over the last seven years we have invested approximately $2,000,000 in technology, either in hardware or software, to assure ourselves that we will remain competeive as a provider of financial services.

Those of you that surf the web can visit us at our web site. The address is www.cnbtexas.com. If you would like to see the regulatory reports that we file with the SEC, you may visit the SEC web site @ http://www.sec.gov. For statistical information on our banks as well as other financial institutions you may visit the FDIC web site @ http://www.fdic.gov.

Recent technological advances, government regulations and our substantial growth have brought about the need for us to update and remodel our main bank facility. By the time you get this letter, we will be within two or three months of completion. The original building was built in 1973 and has served our needs and the community well. We hope that you will come by and enjoy the new facilities. Our employees are both appreciative and excited about the investment in them.

As you know, the financial institution industry has changed tremendously over the last several years. Consolidation seems to be the buzz word in the industry with large super regional and regional banks acquiring all around us. We believe strongly that the well capitalized independent banks with infrastructures in place, like ourselves, can better understand and serve local community markets. We will not only survive but grow and make adequate returns to sustain the growth, pay reasonable dividends and acquire other financial providers. We anticipate remaining an independent bank, realizing we must always judiciously employ our capital to make returns for the proper allocation to our shareholders, employees and future growth. We will continue to look at all opportunities to expand, as we did in 1996. Bids were not made on several offers that presented themselves and we believe those opportunities will become more limited. Our future growth will probably come from areas near markets we already serve or from niches in our present markets.

Thank you very much for your support as shareholder and friend of our Company. Your employees, of which 23% are owners, are some of the most capable bankers to be found anywhere as well as being the most loyal. I am proud to be associated with them.


Very truly yours,



Milton S. McGee, Jr., CPA
President and Chief Executive Officer

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS OF HENDERSON CITIZENS BANCSHARES, INC.
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996


     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements, the notes thereto, and other financial and statistical information appearing elsewhere in this 1996 Annual Report.

INTRODUCTION
------------

     Henderson Citizens Bancshares, Inc. (the "Company") was incorporated as a Texas corporation on November 13, 1990 and was organized for the purpose of becoming a second-tier bank holding company through the direct acquisition of one hundred percent (100%) of the issued and outstanding shares of the common stock of Henderson Citizens Delaware Bancshares, Inc. (the "Delaware BHC") and through the indirect acquisition of one hundred percent (100%) of the issued and outstanding shares of the $5.00 par value per share common stock of Citizens National Bank (the "Citizens Bank"). The Delaware BHC was incorporated pursuant to the laws of the State of Delaware on February 21, 1991 in order to facilitate the acquisition of the Citizens Bank. The acquisition of the Delaware BHC by the Company and the acquisition of the Citizens Bank by the Delaware BHC was consummated on December 27, 1991.

     The Company's primary activity is to provide assistance to its subsidiaries in the management and coordination of their financial resources and to provide capital, business development, long-range planning and public relations to its subsidiaries. Delaware BHC and its subsidiaries operate under the day-to-day management of its own officers and each entities' individual boards of directors formulates its own policies. A number of directors or officers of the Company are also directors or officers of its subsidiaries. The Company conducts no other activity than the operation of its subsidiaries. The Company derives its revenues primarily from the operation of its subsidiaries in the form of dividends paid from the subsidiary banks.

     Delaware BHC owns 100% of the issued and outstanding shares of the subsidiary banks. The Delaware BHC was organized as a Delaware corporation in 1991 in order to facilitate the acquisition of Citizens Bank and to limit the Company's Texas franchise tax liability. The Delaware BHC currently does not conduct any significant activities and has no activities contemplated at this time. The Delaware BHC owns 100% of the issued and outstanding stock of the subsidiary banks.

     Citizens Bank opened for business in 1930 as Citizens National Bank of Henderson, a national banking association chartered by the Comptroller of the Currency (the "Comptroller") and originally located at 101 East Main Street, Henderson, Texas. In 1973, the Bank moved to its current location at 201 West Main Street.

     In 1990, Citizens Bank acquired certain assets and assumed substantially all of the liabilities of General S&L from the Resolution Trust Corporation ("RTC"). With this acquisition, the Bank opened its Southside Branch at 1610 Highway 79 South in Henderson and a branch at 307 Commerce in Overton, Texas.

     On December 31, 1991, the Company acquired 100% of the issued and outstanding shares of Enterprise Bancshares, Inc. ("Enterprise"). At the date of the acquisition of Enterprise, Merchants State Bank of Mount Enterprise, Texas ("Merchants Bank") was a wholly owned subsidiary of Enterprise. Immediately following the consummation of the Enterprise acquisition, Merchants Bank was merged with and into Citizens Bank, becoming the third branch of Citizens Bank. The branch is located at 110 Rusk Street (Highway 84) in Mt. Enterprise, Texas. On December 29, 1995 Enterprise was merged with the Delaware BHC.

     In 1994, the Citizens Bank acquired three new branch locations and expanded its service area outside of Rusk, County, Texas (see below). With the acquisition of these branches, the Citizens Bank now has six branch locations.

     On September 23, 1994, the Citizens Bank purchased certain assets and assumed certain liabilities associated with the Jefferson, Texas branch of Pacific Southwest Bank, F.S.B., Corpus Christi, Texas located at 302 East Broadway, Jefferson, Texas (the "Jefferson Branch"). The Citizens Bank began operations of the Jefferson Branch effective at the close of business on September 23, 1994. To acquire the Jefferson Branch, the Citizens Bank received cash equal to the difference between (i) the book value of the assets of the Jefferson Branch purchased and the book value of the liabilities of the Jefferson branch assumed as of September 23, 1994, minus (ii) a premium of $125,000. The acquisition of the Jefferson Branch resulted in an increase in total assets of the Citizens Bank of approximately $14,500,000 and total deposits of approximately $13,900,000 as of September 23, 1994.

     On December 8, 1994, the Citizens Bank purchased certain assets and assumed certain liabilities associated with the branches of NationsBank of Texas, National Association, Dallas, Texas ("NationsBank"), located at 105 Highway East, Chandler, Texas, and 115 West Royall Boulevard, Malakoff, Texas (collectively, the "NationsBank Branches"). The Citizens Bank began operations of the NationsBank Branches as branches of the Citizens Bank effective at the close of business on December 8, 1994. To acquire the NationsBank Branches, the Citizens Bank received cash equal to the difference between (i) the book value of the assets of the NationsBank Branches purchased and the book value of the liabilities of the NationsBank Branches assumed as of December 8, 1994, minus
(ii) a premium of $419,394. The acquisition of the NationsBank Branches resulted in an increase in total assets of the Citizens Bank of approximately $51,300,000 and total deposits of $45,676,000 as of December 8, 1994.

     On September 17, 1996, the Company completed its acquisition of all of the issued and outstanding stock of Waskom Bancshares, Inc. and its majority-owned subsidiary, the First State Bank (Waskom Bank). The Company acquired approximately 93% of the stock of Waskom Bancshares, Inc. pursuant to the terms of a Stock Purchase Agreement, dated as of May 24, 1996. The Company acquired the remaining shares of Waskom Bancshares, Inc. and the minority interest of the Waskom Bank not owned by Waskom Bancshares, Inc. pursuant to the terms of Stock Purchase Agreements between the Company and each of the holders representing a minority interest in Waskom Bancshares, Inc. and the Waskom Bank. Such stock was acquired for cash, and the aggregate purchase price of $3,463,000 was funded with a combination of notes payable and cash. The stock of the Waskom Bank directly and indirectly acquired by the Company through the acquisition of Waskom Bancshares, Inc. was thereafter contributed to the Delaware BHC. Waskom Bancshares, Inc. is an inactive subsidiary of the Company. The Delaware BHC currently operates Citizens Bank and the Waskom Bank as separate subsidiaries.

     The Waskom Bank was originally chartered on December 4, 1954, as a Texas banking association. Its sole banking office is located at 745 Spur 156, Waskom, Texas. At December 31, 1996, the Waskom Bank had approximately $25,664,000 in assets, $21,595,000 in deposits, $6,039,000 in loans (net of unearned discount and allowance for loan losses), and $3,520,000 in shareholders equity. The Waskom Bank is regulated and supervised by the Federal Deposit Insurance Corporation (the "FDIC") and the Texas Department of Banking (the "TDB").

     The Company's management continues their strategy to increase market share and enhance long-range profitability by evaluating potential acquisitions. This evaluation process involves maintenance of strong equity capital and consistent earnings, and meeting internal financial objectives of the Company.

RESULTS OF OPERATIONS
---------------------

     Net income for 1996 was $3,344,000 compared to $2,464,000 for 1995 and $2,635,000 for 1993. The increase in earnings in 1996 was attributable to a gain on sale of securities, improved non interest income and an increase in net interest margins. The Company experienced a gain on sale of securities in 1996 of $719,000 compared to losses of $128,000 and $22,000 in 1995 and 1994, respectively. A provision for loan losses of $264,000 was made in 1996 compared to a provision of $180,000 in 1995 and a reversal of $150,000 in 1994. Net interest income increased due to increases in volumes of loans as a result of continued strong demand during 1996. Net interest margins in 1996 improved over 1995 but continue to lag 1994 levels. Other income, excluding securities transactions, in 1996 increased approximately $387,000 over 1995. Other expenses were $8,038,000 in 1996 compared to $7,556,000 in 1995.

NET INTEREST INCOME
-------------------

     Net interest income is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. In Table I, interest income on each category of interest-earning assets and the interest expense on interest-bearing liabilities is weighted to produce yields and rates for each category of assets and liabilities. The difference between the weighted yields of assets and rates on liabilities is the net interest spread. Net interest margin is net interest income as a percentage of total interest-earning assets.

     Net interest income was affected by both an increase in interest income of $370,000 and a decrease in interest expense of $333,000. The majority of the increase in interest income was the result of higher loan volumes which generally are higher yielding assets than investment securities, whereas the decrease in interest expense was due primarily to lower rates. Differences in yields and volumes can be found in Table II.

     Net interest spreads and margins for 1996 increased from 1995 in contrast to the decline which was experienced from 1994 to 1995. Although the average rate earned on interest bearing assets declined slightly from 6.90% in 1995 to 6.76% in 1996 the average rate paid on interest bearing liabilities declined more steeply from 4.32% in 1995 to 4.11% in 1996. This had a positive affect on spreads and margins for 1996. Net interest spreads were approximately 2.7%, 2.6%, and 2.9% for the years 1996, 1995, and 1994, respectively, and net interest margins were 3.2%, 3.1%, and 3.4%, during the same three-year period.

INTEREST INCOME
---------------

     SECURITIES. Yields on all securities decreased in 1996 from yields in 1995 for various reasons. In January of 1996 approximately $26,000,000 of U. S. TREASURY securities were sold, and a gain on sale of approximately $586,000 was recognized. Approximately $25,000,000 was immediately reinvested to establish a three year rolling Treasury ladder, however these reinvestments were at lower rates. The decline in yields on state and municipal securities in 1996 compared to 1995 was due to maturities of higher yielding securities and lower rates on reinvestments. The Company's yield on all securities decreased slightly during 1996 as compared to 1995, although yields remained well above 1994 levels. U.S. governments yielded 5.65%, 6.36%, and 5.64%, in 1996, 1995, and 1994, respectively. State and municipal yields were 6.65%, 7.54%, and 7.08%, in 1996, 1995, and 1994, respectively. Other securities, which includes mortgage backed securities and collateralized mortgage obligations yielded 6.11% in 1996, 6.14% in 1995, and 5.32% in 1994.

     LOANS.  In 1996, the Company experienced a 24.3% increase in average loan
     -----
balances over 1995. The average loan balance was $88,684,000 in 1996 compared to $71,347,000 in 1995. This resulted in an increase of approximately $17,337,000 or 24%, over 1995. In 1995, the average loan balances increased approximately $15,831,000 over the 1994 balances. The average loan balance during 1996 increased due to continued strong loan demand, marketing efforts and the waskom acquisition. Yields on loans remained stable in 1996 and 1995 at 8.62% compared to 8.07% in 1994.

     OTHER INTEREST-EARNING ASSETS.  Other interest-earning assets consist of
     ------------------------------
interest-bearing deposits with other financial institutions and federal funds sold. Earnings from these assets are not significant.



Table I - Average Balances and Interest Yields and Spreads (dollars in thousands)

                                                                    Years Ended December 31
                             ------------------------------------------------------------------------------------------------------
                                             1996                                   1995                         1994
                                         -----------                            -----------                  -----------
                                           Interest                              Interest                     Interest
                               Average     Income/   Yield/     Average          Income/   Yield/   Average   Income/   Yield/
                               Balances    Expense    Rate      Balances          Expense    Rate   Balances   Expense    Rate
                             -------------------------------------------------------------------------------------------------------
Interest earning assets:
Interest-bearing deposits       6,228        327      5.25       8,303             487      5.87     3,968       176     4.44
 with financial
 institutions

Federal funds sold              2,165        117      5.40       2,975             174      5.85       351        18     5.13

Securities:
  U.S. governments             58,780      3,323      5.65      69,318           4,412      6.36    41,685     2,353     5.64
  State and municipals*        31,664      1,390      6.65      31,778           1,582      7.54    30,496     1,425     7.08
  Other***                    129,609      7,917      6.11     122,888           7,542      6.14   122,098     6,495     5.32

Loans, net**                   88,684      7,642      8.62      71,347           6,149      8.62    55,516     4,479     8.07
                             --------   --------  --------    --------        --------  --------  --------  -------- --------

Total interest-earning        317,130     20,716      6.76     306,609          20,346      6.90   254,114    14,946     6.17
 assets*

Other assets:
Cash and due from banks         9,582                            8,932                               7,044
Premises and equipment, net     3,300                            3,177                               2,240
Allowance for loan losses      (1,097)                          (1,021)                             (1,048)
Other assets                    5,188                            5,138                               3,769
                             --------                         --------                            --------

Total average assets         $334,103                          322,835                             266,119
                             ========                         ========                            ========

Interest-bearing
 liabilities:
  NOW, money market and       117,455      3,337      2.84     115,940           3,666      3.16   102,416     2,850     2.78
   savings deposits
  Time deposits               154,685      7,839      5.07     150,890           7,870      5.22   112,056     4,253     3.80
  Other borrowed funds            443         27      6.09           -               -         -       592        24     4.05
                             --------   --------  --------    --------        --------  --------  --------  -------- --------

Total interest-bearing        272,583     11,203      4.11     266,830          11,536      4.32   215,064     7,127     3.31
 liabilities

Other liabilities and
 stockholders equity:
Demand deposits                27,864                           25,746                              21,950
Other liabilities               2,117                            1,606                               1,185
Stockholders' equity           31,539                           28,653                              27,920
                             --------                         --------                            --------
Total average liabilities
 and stockholders equity     $334,103                          322,835                             266,119
                             ========                         ========                            ========

Net interest income                     $  9,513                                 8,810                         7,819
                                        ========                              ========                      ========
Net interest spread*                                  2.65%                                 2.58                         2.86
                                                  ========                              ========                     ========
Net interest margin*                                  3.23%                                 3.14                         3.37
                                                  ========                              ========                     ========

* Interest yields have been presented
on a tax equivalent basis using a
34% income           tax rate.
** Non-accrual loans have been included in average balances, thereby reducing yields.
*** Primarily consists of mortgage backed securities and collateralized mortgage obligations.

     Table II provides a summary of the changes in interest income and interest expense resulting from changes in volumes and rates of interest-earning assets and interest-bearing liabilities for the periods indicated. The increase (decrease) due to changes in volume reflected in the table below was calculated by applying the preceding year's rate to the current year's change in the average balance. The increase (decrease) due to changes in average rates was calculated by applying the current year's change in the average rates to the current year's average balances. Using this method of calculating increases (decreases), any increase or decrease due to both changes in average balances and rates is reflected in the changes attributable to average rate changes.

Table II - Analysis of Changes in Net Interest Income (dollars in thousands)

                                                  1996 over 1995                           1995 over 1994
                                     ------------------------------------------------------------------------------
                                       Increase       Increase                  Increase       Increase
                                      (Decrease)     (Decrease)    Total       (Decrease)     (Decrease)    Total
                                        due to         due to     Increase       due to         due to     Increase
                                        Volume          Rate     (Decrease)      Volume          Rate     (Decrease)
                                     ------------------------------------------------------------------------------
Interest-earning assets:
  Interest bearing deposits with
    financial institutions            $   (122)        (38)          (160)       $  193         118         311
  Federal funds sold                       (47)        (10)           (57)          135          21         156


  Securities:
        U.S. governments                  (670)       (419)        (1,089)        1,559         500       2,059
        State and municipals                 9        (201)          (192)           60          97         157
        Other*                             412         (37)           375            42       1,005       1,047

        Loans, net                       1,493           -          1,493         1,387         283       1,670
                                     ---------   ---------      ---------     ---------   ---------   ---------

Total interest income                    1,075        (705)           370         3,376       2,024       5,400
                                     ---------   ---------      ---------     ---------   ---------   ---------

Interest-bearing liabilities:
        NOW, money market and
         savings deposits                   48        (377)          (329)          376         440         816
        Time deposits                      198        (229)           (31)        1,476       2,141       3,617
        Other borrowed funds                27           -             27           (24)          -         (24)
                                     ---------   ---------   --   -------     ---------   ---------   ---------

        Total interest expense             273        (606)          (333)        1,828       2,581       4,409
                                     ---------    --------   --   -------     ---------   ---------   ---------
Net interest income                   $    802         (99)           703        $1,548        (557)        991
                                     =========    ========   ==   =======     =========   =========   =========

--------------------------------
* Consists primarily of mortgage backed securities and collateralized mortgage obligations.



INTEREST EXPENSE - DEPOSITS
----------------------------

     Interest-bearing demand deposits consist of NOW, money market, and savings deposits. These accounts averaged approximately $117,455,000 in 1996 compared to $115,940,000 in 1995 and $102,416,000 in 1994. Time deposits which consist of certificate of deposits and individual retirement accounts averaged $154,685,000 in 1996, $150,890,000 in 1995 and $112,056,000 in 1994. The increase of
$5,310,000 in average interest bearing deposits and other borrowed funds in 1996 over 1995 was largely the result of the Waskom acquisition. The significant increase of $52,358,000 in average interest bearing deposits in 1995 over 1994 was primarily the result of the Jefferson, Malakoff, and Chandler acquisitions in 1994. Total interest expense declined slightly in 1996 from 1995 due primarily to rates. Total interest expense increased between 1995 and 1994 due to volume and rate increases although the largest increases resulted from increases in rates. Interest rates increased sharply in the beginning of 1995 but then leveled and moved slightly downward toward the end of the year. The average interest rate on interest-bearing deposits was 4.09% in 1996, 4.32% in 1995 and 3.31% in 1994.

NON-INTEREST INCOME
-------------------

     Income from sources other than interest-earning assets excluding securities transactions is derived primarily from fiduciary activities and service charges on customer deposit accounts. Non-interest income, excluding securities transactions, was $2,524,000 in 1996 compared to $2,137,000 in 1995 and $1,698,000 in 1994. The increase of approximately $387,000 in 1996 over 1995 was primarily the result of increases in service charge income on customer deposit accounts and increases in trust fiduciary income. The increase of approximately $439,000 in 1995 over 1994 was the result of increases in volumes, primarily from the three branch locations acquired in 1994.

NON-INTEREST EXPENSE
--------------------

     Total non-interest expense was $8,038,000 in 1996 compared to $7,556,000, in 1995, and $6,359,000 in 1994. The increase in 1995 over 1994 was primarily a result of increased costs related to the three branch acquisitions in 1994. Other increases are explained in further detail by category below.

     PERSONNEL EXPENSE.  personnel costs for 1996 were $4,770,000, $4,205,000 in
     -----------------
1995 and $3,592,000 in 1994.  The increase of $565,000 over 1995 was due primarily to general increases in salaries and benefits with approximately $145,000 being the result of the Waskom acquisition.

     OCCUPANCY EXPENSE AND EQUIPMENT EXPENSE.    Total occupancy and equipment
     ---------------------------------------
expenses in 1996 were $927,000. The increase in 1996 was due to remodeling related expenses, property tax increases, increased depreciation due to document imaging as well as higher maintenance and service contract costs. In 1995, total premises and equipment costs were $781,000 compared to $585,000 in 1994. Approximately $128,000 of the $196,000 increase in 1995 over 1994 was related to the three branch acquisitions at Jefferson, Malakoff and Chandler. The remainder of the increase was related to depreciation of furniture and equipment for wide area networking at all of the branches.

     REGULATORY ASSESSMENTS AND OTHER EXPENSES.  Regulatory assessments were
     -----------------------------------------
$191,000 in 1996 compared to $407,000 in 1995, and $604,000 in 1994.  The decrease in regulatory assessments was a result of decreases in FDIC assessments. However the Jefferson branch was charged a one time assessment in 1996 for former savings and loan deposits of approximately $73,000. Other expenses were $2,150,000 in 1996 compared to $2,163,000 in 1995, and $1,578,000 in 1994. Decreases in 1996 were the result of continued cost cutting efforts. Decreases occurred in legal fees, franchise tax, stationary and supplies, advertising, telephone, entertainment and education. Increases did occur in some categories such as other professional fees, insurance, fraud expense, and credit card and merchant processing expenses.

PROVISION FOR LOAN LOSSES
-------------------------

     The provision for loan losses is the amount that is added to the allowance for loan losses through a charge against earnings to maintain an appropriate balance in the allowance with respect to outstanding loans. Management evaluates the adequacy of the level of the allowance for loan losses in relation to the level of the total loan portfolio and the elements of risk estimated to be present in an effort to afford adequate reserves to cover potential loan losses. Due to average loan growth of approximately 24%, a provision of $264,000 was made to the allowance for loan losses during 1996. In 1995 also due to rapid average loan growth of approximately 29% management made a provision of $180,000 while in 1994, management reversed $150,000 from the allowance for loan losses. See "Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Company -- Allowance for Loan Losses" for more discussion relative to the provision for loan losses.

INCOME TAXES
------------

     The Companys effective tax rate was 24.9% in 1996, 20.1% in 1995, and 19.8% in 1994. This effective rate is less than the statutory rate primarily because of tax-free income provided from state and municipal bonds. As state and municipal bonds in the portfolio mature and are not replaced, the effective tax rate has increased.

FINANCIAL CONDITION
-------------------

     The Company's balance sheet has emphasized management's philosophy of maximizing returns through securities. As detailed in the following Table III, securities have been the Company's largest asset for the last five years totaling 63.9%, 69.3%, 71.6%, 71.2%, and 72.6%, of total assets for the years 1996 through 1992, respectively. Total assets have grown from a December 31, 1992, level of $251,381,000 to $356,830,000 at December 31, 1996. The increase in total assets which resulted from the Waskom transaction was approximately $25,700,000. The increase in loans which resulted from the Waskom transaction was approximaely $5,600,000. Approximately $4,600,000 increase in loans was recognized from the branches acquired in 1994. Total assets at year-end 1994 increased approximately $55,317,000 from 1993 total assets of $257,721,000. The increase is due to the Jefferson acquisition and NationsBank acquisitions which accounted for approximately $14,556,000 and $45,676,000 in total assets, respectively.

Table III - Condensed Balance Sheet Information (dollars in thousands)

                                                            At December 31,
                                        ----------------------------------------------------------
                                             1996        1995        1994      1993       1992
                                        ----------------------------------------------------------
Assets:
     Interest-bearing deposits
      with financial institutions           $  3,892   $  2,642       3,661     10,896      7,576

     Federal funds sold                        1,150          -       2,000          -          -
     Securities                              228,155    226,450     224,244    183,419    182,438
     Loans, net                              100,825     80,499      63,784     51,552     49,579
     Cash and due from banks                  12,413      8,916       8,688      6,735      6,258
     Other                                    10,395      8,372      10,661      5,119      5,530
                                            --------   --------    --------   --------   --------

     Total assets                           $356,830    326,879     313,038    257,721    251,381
                                            ========   ========    ========   ========   ========
Liabilities:
     Demand deposits-non-interest           $ 31,785   $ 28,435      25,164     21,645     19,068
      bearing
     NOW, money market and
        savings deposits                     120,468    114,295     116,259     99,640     98,328
     Time deposits                           168,420    150,881     144,099    105,867    105,674
                                            --------   --------    --------   --------   --------
     Total deposits                          320,673    293,611     285,522    227,152    223,070

      Other liabilities                        4,169      2,062       1,369      1,409      1,539
                                            --------   --------    --------   --------   --------
     Total liabilities                       324,842    295,673     286,891    228,561    224,609

Stockholders' equity                          31,988     31,206      26,147     29,160     26,772
                                            --------   --------    --------   --------   --------
     Total liabilities and
        stockholders' equity                $356,830    326,879     313,038    257,721    251,381
                                            ========   ========    ========   ========   ========



LIQUIDITY
---------

     The Company invests in money market assets to meet its liquidity needs, given day-to-day deposit fluctuations, loan demand, investment needs, and asset growth. Money market assets consist of federal funds sold and interest-bearing time and demand deposits with other financial institutions. The Company also maintains an interest-bearing demand deposit account with the Federal Home Loan Bank to invest its excess liquidity. The rates paid by the Federal Home Loan Bank were comparable to the market rate for federal funds. It has been the policy of the Company to maintain a high degree of liquidity in order to have flexibility in investment decisions while adhering to the conservative philosophy of having cash available for its banking needs. Cash positions and market conditions are monitored closely in order to maximize income without sacrificing liquidity and safety.

OPERATING ACTIVITIES
---------------------

     The Company uses cash in the conduct of its day-to-day operations for such normal purposes as payroll, equipment and facilities acquisition and maintenance, advertising, data processing, customer service activity, and administrative activity. The Company generates cash from operations from service charges and the net interest earned from the investment of customer deposits. Net cash provided by operating activities was $4,819,000 in 1996, $3,942,000 in 1995 and $1,761,000 in 1994.

INVESTING ACTIVITIES
--------------------

     The Company invests available funds primarily in securities and loans to customers. Funds not otherwise used are invested in federal funds sold to Texas Independent Bank and First USA Bank, and interest-bearing demand accounts with the Federal Home Loan Bank.

FINANCING ACTIVITIES
--------------------

     In addition to cash provided and used by operating and investing activities, the Company receives and disburses cash in connection with customer deposit activities.


ASSET/LIABILITY MANAGEMENT
--------------------------

     Asset/liability management involves the acquisition and deployment of funds at an appropriate rate and maturity structure so as to optimize net interest income while satisfying the cash flow requirements of depositors and borrowers. Generally, management maintains an excess of interest-sensitive liabilities over interest-sensitive assets. Table IV provides an analysis of the Company's interest rate sensitivity for its assets and liabilities. Note that the amounts disclosed in Table IV are shown based upon the period the underlying asset or liability is subject to repricing regardless of maturity.

Table IV - Rate Sensitivity Analysis (dollars in thousands)

Interest Sensitivity/Gap Analysis
December 31, 1996
                                                                                              Over
                                    1 - Month     3 - Month    6 - Month     1 - Year     1 - Year     Total
Earning assets:
     Loans                            $21,382         7,526        8,792       12,978       52,507   103,185
     Securities                        54,014        16,001        7,184       20,604      130,352   228,155
     Other earning assets               4,443           500            -           99            -     5,042
                                    ---------     ---------    ---------     --------     --------  --------
                                       79,839        24,027       15,976       33,681      182,859   336,382
Funding Source-
     Interest bearing deposits         87,752        33,288       35,415       54,941       77,492   288,888
                                    ---------     ---------    ---------     --------     --------  --------
Repricing/Maturity Gap:
     Period                           $(7,913)     $ (9,261)    $(19,439)    $(21,260)    $105,367
                                    =========     =========    =========     ========     ========
     Cumulative                        (7,913)      (17,174)     (36,613)     (57,873)      47,494
                                    =========     =========    =========     ========     ========

Period/Total Earning Assets            (2.35%)       (2.75%)      (5.78%)      (6.32%)      31.32%


LOANS
-----

     The Company's loan portfolio consists primarily of real estate, commercial and industrial, and consumer loans. Total loans were $103,185,000 at December 31, 1996 compared to $82,687,000 at December 31, 1995 and $65,216,000 at
December 31, 1994.

     As can be seen in Table V, a significant increase in loans occurred in 1996 and 1995 in real estate and installment loan categories. Real estate and installment loans increased by approximately 35.9%, and 26.2%, respectively. These increases were the result of strong loan demand and an approximately $6,100,000 increase due to the acquisition of Waskom. Increases in loans not related to the acquisition of Waskom were also the result of marketing efforts aimed at real estate and installment customers. The increase in 1995 is the result of increased loan demand, marketing efforts and branch acquisitions. The increase in 1994 over 1993 is partially attributable to the acquisition of the Jefferson Branch, and the NationsBank Branches and an increase in lease financing receivables and tax-exempt obligations.

     At December 31, 1996, real estate mortgage loans comprised 44.8% of the loan portfolio, compared to 41.1% and 43.7% at December 31, 1995, and December 31, 1994, respectively.

Table V - Loan Information (dollars in thousands) - Outstanding Balances at:

                                                           December 31,
                           ---------------------------------------------------------------
Types of Loans                1996          1995          1994         1993        1992
--------------              --------      -------       --------     -------     --------
Commercial and industrial   $ 23,863       22,444         18,410      14,787      15,751

Real estate - mortgage        46,211       34,009         28,683      24,404      23,287

Installment                   33,111       26,234         18,123      13,956      12,984
                           ---------      -------        -------     -------     -------
        Total               $103,185       82,687         65,216      53,147      52,022
                           =========      =======        =======     =======     =======


     Approximately 13% of the Company's loans have adjustable interest rates while most loans are on fixed rates maturing within five years. Table VI presents a maturity analysis of the Company's loan portfolio at December 31, 1996:


Table VI - Loan Interest and Maturity Information (dollars in  thousands)

                                                                       At December 31, 1996
                                                        --------------------------------------------------------
                                                            Commercial         Real
                                                        and Industrial       Estate    Installment      Totals
                                                        --------------      -------   ------------     ---------
Fixed rate loans:
   Mature within one year                                      $ 5,990        5,447          7,515        18,952
   Mature in one to five years                                   9,070       26,354         23,705        59,129
   Mature after five years                                       1,686        9,334            166        11,186
                                                               -------      -------       --------      --------
                     Total fixed rate loans                     16,746       41,135         31,386        89,267
Floating rate loans:
   Mature within one year                                        6,391        4,407          1,724        12,522
   Mature in one to five years                                     726          515              1         1,242
   Mature after five years                                           -          154              -           154
                                                               -------      -------       --------      --------
                     Total floating rate loans                   7,117        5,076          1,725        13,918
Total loans:
   Mature within one year                                       12,381        9,854          9,239        31,474
   Mature in one to five years                                   9,796       26,869         23,706        60,371
   Mature after five years                                       1,686        9,488            166        11,340
                                                               -------      -------       --------      --------
                     Total loans                               $23,863       46,211         33,111       103,185
                                                               =======      =======       ========      ========

ALLOWANCE FOR LOAN LOSSES
-------------------------

     In 1996 and 1995 the Company made provisions to increase the allowance for loan losses by $264,000 and $180,000, respectively, while in 1994 the Company elected to decrease the allowance for loan losses and reversed $150,000. The acquisition of Waskom accounted for approximately $24,000 of the increase in the reserve for loan losses in 1996. Other increases in 1996 and 1995 were due to continued increases in loan and lease balances. The reversal in 1994 was due to continued improvement in credit quality and an upswing in the local economy. In 1996 the Company experienced net charge offs of $161,000 compared to net charge offs in 1995 of $158,000. The balance in allowance for loan losses at December 31, 1996 was $1,146,000 compared to the December 31, 1995 balance of $1,019,000 and the December 31, 1994 balance of $997,000. The allowance for loan losses at December 31, 1996, 1995 and 1994, was 1.11%, 1.23%, and 1.53%, of outstanding loans, respectively.

     By its nature, the process through which management determines the appropriate level of the allowance requires considerable judgment. The determination of the necessary allowance and, correspondingly, the provision for loan losses, involves assumptions about and projections of national and local economic conditions, the composition of the loan portfolio, and prior loss
experience, in addition to other considerations.   As a result, no assurance can
be given that future losses will not vary from the current estimates. However, management believes that the allowance at December 31, 1996 is adequate to cover losses inherent in its loan portfolio. A migration analysis and an internal classification system for loans also helps identify potential problems. From these analyses, management determines which loans are potential candidates for nonaccrual status or charge-off. Management continually reviews loans and classifies them consistent with the regulatory guidelines to help ensure that an adequate allowance is maintained.

     The Company uses a combination of a loss migration approach and a specific allocation approach to determine the adequacy of the allowance for loan and lease losses. In general, the migration analysis tracks, on a quarter by quarter basis, the percentage of various classified loan pools which ultimately becomes a loss over a twelve month time period. The sum of the loss percentages for each quarter of the analysis is used to estimate the loss that exists in the Companys current population of classified loans. The methodology for determining loss percentages on unclassified loans is based on historical losses on the pool of loans that were considered pass credits twelve months prior to the loss. Adjustments are then made to account for risks in the portfolio associated with:
(1) levels of, and trends in, delinquencies and non-accruals; (2) trends in volume and terms of loans; (3) changes in lending policies and procedures; (4) experience, ability and depth of lending management and staff; (5) national and local economic trends and conditions; and (6) concentrations of credit.

     Based on historical trends the Company estimates that approximately $220,000 will be charged off in the year ending December 31, 1997. The breakdown is as follows: $60,000 in commercial and industrial, $1,000 in real estate - mortgage, and $159,000 in installment.

Table VII - Analysis of Allowance of Loan Losses (dollars in thousands)
                                                                  Years Ended December 31,
                                                     -------------------------------------------------
                                                        1996      1995      1994      1993      1992
                                                      --------  --------  --------  --------  --------
Balance at beginning of period                        $  1,019       997     1,014     1,624     1,422

Charge-offs:
  Commercial and industrial                                 20        90        27       148        95
  Real estate mortgage                                       -         -         2        15        27
  Installment loans                                        223       157        33        67        64
                                                      --------  --------  --------  --------  --------
        Total charge-offs                                  243       247        62       230       186
                                                      --------  --------  --------  --------  --------


Recoveries:
  Commercial and industrial                                 28        40       157        70       237
  Real estate mortgage                                       -         -         -         -         7
  Installment loans                                         54        49        38        50        44
                                                      --------  --------  --------  --------  --------
        Total recoveries                                    82        89       195       120       288
                                                      --------  --------  --------  --------  --------

Net charge-offs (recoveries)                               161       158      (133)      110      (102)

Additions charged (credited) to operations                 264       180      (150)     (500)      100

Addition due to acquisition                                 24         -         -         -         -
                                                      --------  --------  --------  --------  --------
Balance at end of period                              $  1,146     1,019       997     1,014     1,624
                                                      ========  ========  ========  ========  ========
Average loans outstanding
  during the period*                                  $ 88,684    71,347    55,516    52,757    49,809

Gross charge-offs as a percent
  of average loans*                                       0.29%     0.35      0.11      0.44      0.37

Recoveries as a percent
 of gross charge-offs                                    33.75%    36.03%   314.52     52.17    154.84

Ratio of net charge-offs (recoveries)
  during the period to average loans
  outstanding during the period*                          0.19%     0.22     (0.24)     0.21     (0.20)

*     Net of unearned income

Table VIII - Allocation of Allowance for Loan Losses (dollars in thousands)

                                                                 As of December 31,
                          ---------------------------------------------------------------------------------------------------------
                             1996                1995                  1994                   1993               1992
                          ----------------    ------------------     --------------------   ----------------   -------------------
                          Reserve             Reserve                Reserve                Reserve            Reserve
                          Amount   Ratio*     Amount      Ratio*     Amount        Ratio*   Amount    Ratio*   Amount      Ratio*
                          -------  ------     -------     ------     -------       ------   --------  ------   -------     ------
Commercial
and industrial             $  359    23.1%     $  468       27.2%    $   239        29.7%   $    343   27.8%   $   971       30.0%

Real estate -
mortgage                       81    44.8       112       41.1         123        43.7         122   45.9        448       44.9


Installment                   420    32.1       366       31.7          86        26.6         113   26.3        205       25.1


Unallocated                   286     N/A        73        N/A         549         N/A         436    N/A        N/A        N/A

                          -------  ------   -------     ------     -------       ------   --------  ------   -------     ------

                           $1,146   100.0%   $1,019      100.0%    $   997       100.0%   $  1,014  100.0%   $ 1,624      100.0%
                          =======  ======   =======     ======     =======       ======   ========  ======   =======     ======

*Represents the ratio of each loan category to gross loans (including unearned interest)

NONPERFORMING ASSETS
--------------------

     The Company's policy is to discontinue the accrual of interest income on loans whenever it is determined that reasonable doubt exists with respect to timely collectibility of interest and/or principal. Loans are placed on nonaccrual status if either material deterioration occurs in the financial position of the borrower, payment in full of interest or principal is not anticipated, payment in full of interest or principal is past due 90 days or more unless well secured, payment in full of interest or principal on a loan is past due 180 days or more, regardless of collateral, or the loan in whole or in part is classified doubtful. When a loan is placed on nonaccrual status, interest is no longer accrued or included in interest income and previously accrued income is reversed.

     Nonaccrual loans totaled $147,000 in 1996, $99,000 in 1995, and $195,000 in
1994. The increase in nonaccrual loans in 1996 was the result of the Waskom acquisition. The decrease in 1995 was the result of one nonaccrual loan being paid off and reductions by payments received on loans. Restructured loans include those for which there has been a reduction in stated interest rate, extension of maturity, reduction in face amount of debt, or reduction in accrued interest. As of December 31, 1996, the Company had no restructured loans.

     Loans past due over ninety days and still accruing interest were $33,000 at December 31, 1996, a decrease from the December 31, 1995 amount of $41,000.


Table IX - Analysis of Nonaccrual, Past Due, Other Real Estate, and Restructured Loans (dollars in thousands)

                                                              At December 31,
                                     ---------------------------------------------------------------
                                       1996           1995          1994         1993         1992
                                     --------       --------      --------     --------     --------
Nonaccrual loans                      $   147             99           195          233          942
Restructured loans                          -              -             -            -            -
Other impaired loans                        -              -             -            -            -
Other real estate                         151              -             -            4          188
                                     --------       --------      --------     --------     --------

Total nonperforming assets                298             99           195          237        1,130
                                     ========       ========      ========     ========     ========
Allowance for loan loss to
  nonperforming assets                 384.56%       1029.29%       511.28       427.85       143.72

Nonperforming assets as a per-
  centage of stockholders'                 .9%            .3%           .7           .8          4.2
   equity

Loans past due 90+ days and
still accruing                        $    33             41            33           33           33
                                     ========       ========      ========     ========     ========

Other potential problem loans               -              -             -            -            -
                                     ========       ========      ========     ========     ========
Income that would have been
  recorded in accordance with
  original terms                      $    11              5            20           18           50

Less income actually
  recorded                                  5              -             -            -            -
                                     --------       --------      --------     --------     --------

Loss of income                        $     6              5            20           18           50
                                     ========       ========      ========     ========     ========

SECURITIES
----------

     The Investment Committee, under the guidance of the Company's Investment Policy, assesses the short and long-term needs of the Company after consideration of loan demand, interest rate factors, and prevailing market conditions. Recommendations for purchases and other transactions are then made considering safety, liquidity, and maximization of return to the Company. Management determines the proper classification of securities at the time of purchase. Securities that management does not intend to hold to maturity or that might be sold under certain circumstances are classified as available for sale. For example, management might decide to sell certain of its mortgage backed securities in response to changes in interest rates that may result in subjecting the Company to unacceptable levels of prepayment risk. Management might also decide to sell certain securities as a result of increases in loan demand. If management has the intent and the Company has the ability at the time of purchase to hold the securities until maturity, the securities will be classified as held to maturity.

     The management strategy for securities is to maintain a very high quality portfolio with generally short duration. The quality of the portfolio is maintained with 85% of the total comprised of U.S. Treasury, federal agency securities, and agency issued mortgage securities. Treasury holdings are currently positioned in a ladder structure. Three year treasury bonds are purchased quarterly, held for two years, then sold with one year left to maturity to take advantage of the slope in the yield curve. The collateralized mortgage obligations (CMOs) and mortgage backed securities (MBS) held by the Company are backed by agency collateral which consists of loans issued by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Corporation (FNMA), and the Government National Mortgage Association (GNMA) with a blend of fixed and floating rate coupons.

     Credit risk is minimized through agency backing, however, there are other risks associated with MBS and CMOs. These other risks include prepayment, extension, and interest rate risk. MBS are securities which represent an undivided interest in a pool of mortgage loans. CMOs are structured obligations that are derived from a pool of mortgage loans or agency mortgage backed securities. CMOs in general have widely varying degrees of risk, which results from the prepayment risk on the underlying mortgage loans and its effect on the cash flows of the security.

     Prepayment risk is the risk of borrowers paying off their loans sooner than expected in a falling rate environment by either refinancing or curtailment. Extension risk is the risk that the underlying pool of loans will not exhibit the expected prepayment speeds thus resulting in a longer average life and slower cash flows than anticipated at purchase. Interest rate risk is based on the sensitivity of yields on assets which change in a different time period or in a different proportion from that of current market interest rates. This may be as a result of a lagging index, such as the Cost of Funds Index (COIF), or
periodic and annual caps on floating rate pools.   Changes in average life due
to prepayments and changes in interest rates in general will cause the market value of MBS and CMOs to fluctuate.

     The Companys MBS portfolio consists of fixed rate balloon maturity pools with short stated final maturities and adjustable rate mortgage (ARM) pools with coupons that reset annually and have longer maturities. Investments in CMOs consist mainly of Planned Amortization Classes (PAC), Targeted Amortization Classes (TAC), and sequential classes. Floating rate securities make up 73% of the CMO portfolio. Support and liquidity classes with longer average lives and floating rate coupons are a relatively small portion of the portfolio.

     To maximize after-tax income, investments in tax-exempt municipal securities are utilized but with somewhat longer maturities.

     At December 31, 1996 the Companys level of structured notes was insignificant.

     Securities are the Companys single largest interest-earning asset representing approximately 64%, 69%, and 72% of total assets at December 31, 1996, 1995, and 1994 respectively. The investment portfolio totaled $228.2 million at December 31, 1996, up only slightly from $226.4 million at December 31, 1995, and from $224.2 million at December 31, 1994.

     The various types of securities held by the Company are listed below in Table X:

Table X - Investment Securities Information (dollars in thousands)

Held to Maturity Portfolio                                 At December 31,
(Carried at Amortized Cost)              ------------------------------------------------------
                                               1996             1995              1994
                                             --------         --------          --------
U.S. Treasuries                              $  7,062            7,087            39,991
U.S. Government Agencies                       10,215           16,293            15,563
State and Municipal                            34,069           32,511            33,808
Corporate securities                            2,508            2,541                 -
                                             --------         --------          --------
                                               53,854           58,432            89,362

Mortgage-backed securities
  and collateralized mortgage
  obligations                                  28,561           24,318             9,467
                                             --------         --------          --------
Total Held to Maturity                       $ 82,415           82,750            98,829
                                             ========         ========          ========

Available for Sale Portfolio                                 At December 31,
(Carried at Market Value)              ------------------------------------------------------
                                               1996             1995              1994
                                             --------         --------          --------
U.S. Treasuries                              $ 54,115           56,867            31,188
U.S. Government Agencies                       17,716           21,271            21,172
Corporate securities                            1,004            3,034                 -
Other securities                                  348              348               328
                                             --------         --------          --------
                                               73,183           81,520            52,688
Mortgage-backed securities and
collateralized mortgage obligations            72,557           62,180            72,727
                                             --------         --------          --------

Total Available for Sale                     $145,740          143,700           125,415
                                             ========         ========          ========

     The maturities and weighted yields of each portfolio by type of security and their book and market values are detailed below in Table XI:

Table XI - Investment Securities Maturities and Yield Information (dollars in thousands)

Held to Maturity Portfolio (Carried at amortized cost):
                                                               As of December 31, 1996
                                                               -----------------------
                               Matures in        Matures in       Matures in      Matures in      Amortizing
                             1 Year or Less      1-5 Years       5-10   Years    After 10 Years   Securities
                            ---------------   --------------  ---------------   --------------- --------------    Total
                                                                                                                  Book    Market
                             Balance  Yield   Balance  Yield  Balance  Yield    Balance  Yield  Balance  Yield    Value    Value
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----   ------   ------
U.S Treasury and
government agencies           $    -      -    17,277   5.94        -      -          -      -        -      -   17,277   17,319

State and Municipal*           6,326   6.42    18,223   6.19    8,292   7.27      1,228   7.89        -      -   34,069   34,211

Corporate securities           2,508   7.07         -      -        -      -          -      -        -      -    2,508    2,528
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----   ------   ------
                               8,834   6.60    35,500   6.07    8,292   7.27      1,228   7.89        -      -   53,854   54,058
Mortgage-backed
securities                         -      -         -      -        -      -          -      -   28,561   6.01   28,561   28,407
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----   ------   ------

Total                         $8,834   6.60    35,500   6.07    8,292   7.27      1,228   7.28   28,561   6.01   82,415   82,465
                            ========  =====   =======  =====  =======  =====    =======  =====  =======  =====   ======   ======


Available for Sale Portfolio (Carried at Market Value):

                                                               As of December 31, 1996
                                                               -----------------------
                               Matures in        Matures in       Matures in      Matures in       Amortizing
                             1 Year or Less      1-5 Years       5-10   Years    After 10 Years    Securities
                            ---------------   --------------  ---------------   ---------------  -------------    Total
                                                                                                                Amortized  Market
                             Balance  Yield   Balance  Yield  Balance  Yield    Balance  Yield  Balance  Yield    Value    Value
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----  --------- -------
U.S Treasury and
government agencies           $5,291   5.65    66,430   5.79        -      -          -      -        -      -     71,721  71,831


Corporate securities           1,002   7.07         -      -        -      -          -      -        -      -      1,002   1,004

Other securities                   -      -       348   5.00        -      -          -      -        -      -        348     348
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----  --------- -------
                               6,293   5.88    66,778   5.79        -      -          -      -        -      -     73,071  73,183

Mortgage-backed
securities and
collateralized mortgage
obligations                        -      -         -      -        -      -          -      -   73,734   6.18     73,734  72,557
                            --------  -----   -------  -----  -------  -----    -------  -----  -------  -----  --------- -------

Total                         $6,293   5.88    66,778   5.79        -      -          -      -   73,734   6.17    146,805 145,740
                            ========  =====   =======  =====  =======  =====    =======  =====  =======  =====  ========= =======


* Yields are stated on a tax-equivalent basis at a 34% effective tax rate.


DEPOSITS
--------

  Total deposits at December 31, 1996 were $320.7 million, an increase of
approximately $27.1 million from the   December 31, 1995 deposit total of $293.6
million. Approximately $21.6 million of the increase is a result of the Waskom acquisition. Deposits totaled approximately $285.5 million at December 31, 1994.

  Total average deposits in 1996 were $300,004,000, an increase of $7,428,000 over the December 31, 1995 total of $292,576,000. The majority of the increase is a result of the Waskom acquisition. Average deposits at December 31, 1994 were $236,422,000. The increase in 1995 over 1994 was the result of the acquisitions of the Jefferson Branch and the NationsBank Branches during the latter part of 1994.


  The average balances of the various deposit types for the last three years along with the interest paid and average deposit interest rates follow:


Table XII - Analysis of Depositor Average Balances (dollars in thousands)


                                               Year Ended December 31,
                           ------------------------------------------------------------------------------------------
                                       1996                           1995                          1994
                           ---------------------------    ---------------------------     ---------------------------
                           Average   Interest  Average    Average   Interest  Average     Average   Interest  Average
                           Balances  Expense    Rate      Balances  Expense     Rate      Balances  Expense     Rate

Non-interest-bearing
demand                     $ 27,864         -       -%      $ 25,746         -        -%    21,950        -       -%

Interest-bearing demand      72,194     2,015    2.79         68,590     2,210     3.22     58,934    1,640    2.79

Savings                       8,442       226    2.68          7,756       212     2.73      6,335      171    2.70

Money market accounts        36,819     1,096    2.98         39,594     1,244     3.14     37,147    1,063    2.86

Time                        154,685     7,839    5.07        150,890     7,870     5.22    112,056    4,253    3.77
                           --------   -------  ------       --------   -------    ------  --------   ------   -----

     Total                 $300,004    11,176    4.11%      $292,576    11,536     4.32%  $236,422    7,127    3.32%
                           ========   =======  ======       ========   =======    ======  ========   ======   =====




     Time deposits consist of certificate of deposits and represent the types of deposits most likely to affect the future earnings of the Company because of their interest rate sensitivity. These deposits are generally more costly sources of funds than other types of deposits. At December 31, 1996, 52.5% of total average deposits were time deposits compared to 51.4%, and 47.4% at December 31, 1995 and 1994, respectively.

     Included in the table below are time deposits at December 31, 1996, with balances of $100,000 or more. These deposits represent 17.9% of total time deposits and, as can be seen in Table XIII, the majority of such deposits will mature within three months, reflecting the volatile nature of these deposits. The cost of these funds is generally higher than for other time deposits. The following table provides an analysis of the maturity of these deposits:


Table XIII - Certificates of Deposit $100,000 or more (dollars in thousands) at December 31,
 1996

                                            Maturity from          Percent of
                                          December 31, 1996          Total
                                          -----------------        ----------
Three months or less                                $35,567           66.35%
Within months four through six                        4,277             7.98
Within months seven through twelve                    9,618            17.94
Over one year                                         4,146             7.73
                                          -----------------        ---------
Total                                               $53,608           100.0%
                                          =================        =========


SHORT-TERM BORROWINGS
----------------------

     As of December 31, 1996, the Companys short term borrowings consisted of notes payable issued as a result of the Waskom acquisition, and treasury tax and loan deposits at Waskom which accumulate until the government requests payment under the note option program. The Waskom notes payable plus accrued interest totaled $1,538,000 at December 31, 1996 and were accruing interest at the rate of 6.10%. As of March 15, 1997, the balance of the Waskom notes payable had been reduced to $854,000 including accrued interest. From time to time, primarily due to decreases in liquidity caused by timing of investment transactions, the Company may borrow on a short term basis from the Federal Reserve Bank, or purchase federal funds through lines of credit approved at Texas Independent Bank.

CAPITAL RESOURCES
-----------------


     The Company's shareholders' equity of $31,988,000 at December 31, 1996 remains at a level considered to be adequate by management. Profits in excess of dividends paid to shareholders is reflected in the increase in retained earnings from 1995. Approximately $850,000 of the decrease in shareholder equity from 1995 to 1996 is due to a turnaround in the unrealized gain or loss on available for sale securities. The Company had a net unrealized gain on available for sale securities of approximately $147,000 at December 31, 1995 compared to a loss of approximately $703,000 at December 31, 1996. The decrease in the net unrealized gain or loss on available for sale securities was caused by a general increase in interest rates which have a negative impact on the market price of many of the Companys investment securities. Shareholders equity was $31,206,000 at December 31, 1995 and $26,147,000 at December 31, 1994. The
regulatory agencies which govern banks require banks to meet certain minimum capital guidelines. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), Federal bank regulatory agencies adopted new capital adequacy guidelines which link the adequacy of a bank's capital to the risks inherent in both its on and off balance sheet activities. These guidelines are termed "risk based" capital guidelines and became fully effective on December 31, 1992. At that time, banks were required to have a minimum ratio of Tier 1 capital to total risk-adjusted assets, as defined in the regulations, of not less than 4%, and a ratio of combined Tier 1 and Tier 2 capital to total risk-adjusted assets of not less than 8%. Tier 1 capital consists primarily of the sum of common stock and perpetual noncumulative preferred stock less goodwill less certain percentages of other intangible assets. Tier 2 capital consists primarily of perpetual preferred stock not qualifying as Tier 1 capital, perpetual debt, mandatory convertible securities, subordinated debt, convertible preferred stock with an original weighted average maturity of at least five years and the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The federal regulatory agencies may require higher ratios in the event of certain circumstances that they, in their discretion, deem to be of sufficient cause to require higher ratios. At December 31, 1996, Citizens Bank had Tier 1 and total capital ratios of 23.5% and 24.4% respectively. At December 31, 1995, Citizens Bank had a Tier 1 and total capital ratio of 24.2% and 25.0% respectively. At December 31, 1994, Citizens Banks Tier 1 and total capital ratios were 27.5%, and 28.8% respectively. At December 31, 1996, the Waskom Bank had Tier 1 and total capital ratios of 25.3% and 25.5% respectively.

     The Federal and state bank regulatory agencies also require that a bank maintain a minimum leverage capital ratio of Tier 1 capital to average total consolidated assets of at least 3% for the most highly-rated, financially sound banks and a minimum leverage ratio of at least 4% to 5% for all other banks. Adjusted total assets is comprised of total assets less the intangible assets that are deducted from Tier 1 capital. As of December 31, 1996, Citizens Banks leverage ratio was 9.0%, compared to 9.5% as of December 31, 1995 and 11.3% as of December 31, 1994. As of December 31, 1996, the Waskom Banks leverage ratio was 8.9%.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was signed into law on December 19, 1991. The prompt corrective actions of FDICIA place restrictions on any insured depository institution that does not meet certain requirements including minimum capital ratios. The restrictions are based on an institution's FDICIA defined capital category and become increasingly more severe as in institution's capital category declines. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be "well capitalized," an institution is required to have at least a 5% leverage ratio, a 6% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. However, the regulatory agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one category because of safety and soundness concerns. As of December 31, 1996, 1995 and 1994, Citizens Bank met all regulatory requirements to be deemed well capitalized. As of December 31, 1996, the Waskom Bank met all regulatory requirements to be deemed well capitalized.

On October 10, 1996, the Company completed the repurchase of 29,700 shares of its common stock (representing 1.375% of its then outstanding shares) in a privately-negotiated transaction from a single shareholder. Such shares were purchased for $334,125 in the aggregate, or $11.25 per share. The purchase price was paid in cash using available cash resources, and the Company did not incur any debt in connection with the stock repurchase.

EMPLOYEES
---------

     At December 31, 1996, the Company employed approximately 137 full-time and 13 part-time employees. Management highly values and respects its excellent relationship with its employees.

COMPETITION
-----------

     The Company services a large portion of the East Texas area with offices in Henderson, Overton, and Mount Enterprise, which includes Rusk County, Jefferson, which includes Marion County, Malakoff and Chandler, which includes Henderson County, and Waskom, which includes Harrison County.

     The activities in which the Company engages are competitive. Each activity engaged in involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, the Company competes with other associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, factors, certain governmental agencies, credit card organizations and other enterprises. Additional competition for deposits comes from government and private issuers of debt obligations and other investment alternatives for depositors, such as money market funds. The Company also competes with suppliers of equipment in furnishing equipment financing and leasing services.

OUTLOOK AND CORPORATE OBJECTIVES
---------------------------------

     Though many factors such as inflation, interest rate risks, credit quality, regulatory environment and local economic conditions affect the earnings of the Company, the outlook for 1997 appears to be reasonably good. The Company faces the challenge of maintaining a high quality loan portfolio while trying to increase its market share of loans, reduce its overhead by utilization of economies of scale, coordinate its branch operations, maintain deposits in a historically low interest rate environment, stay abreast of the latest technological changes, preserve its strong dividend payout, and increase its non interest income.

     The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are directly affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are important to the maintenance of acceptable performance levels.

     It is the philosophy of the Company to remain independent in ownership, to foster its image as the community leader in banking, increase market share through selected acquisitions and aggressive marketing, maintain a sound earning-asset portfolio, and assess liquidity needs while maintaining our profitability and the return to our shareholders.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

     Effective January 1, 1995, the Company implemented the Financial Accounting Standards Board (FASB) Statement 114 "Accounting by Creditors for Impairment of Loans" (Statement 114), which changed the method of accounting for impaired loans and Statement 118, "Accounting by Creditors for Impairment of a Loan:
Income Recognition and Disclosures," (Statement 118) which amended certain of the income recognition provisions of Statement 114. The effect from the implementation of Statements 114 and 118 was not material to the financial condition or results of operations due to the Companys current low level of impaired loans.

     Effective January 1, 1996, the Company implemented Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," ("Statement 121"). Statement 121 established guidance for recognizing and measuring impairment losses on long-lived assets and requires that the carrying amount of an impaired asset be reduced to fair value when events or circumstances indicate that the carrying value may not be recoverable. Recoverability would generally be determined by estimating future cash flows resulting from use and eventual disposition of the asset. The effect of adopting Statement 121 in 1996 had no effect on the Companys financial statements.

     Effective January 1, 1996, the Company implemented the provisions of Statement No. 122, "Accounting for Mortgage Servicing Rights," (Statement 122) which required entities with mortgage banking operations to recognize as separate assets rights to service mortgage loans for others, regardless of how these servicing rights were acquired. Entities with mortgage banking operations that acquire mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The impact of implementing Statement 122 in 1996 was not significant to the financial condition or results of operations of the Company.

                          Independent Auditors' Report
                          ----------------------------



The Board of Directors and Stockholders
Henderson Citizens Bancshares, Inc.:


We have audited the accompanying consolidated balance sheets of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP



Shreveport, Louisiana
March 4, 1997

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1996 and 1995
                (dollars in thousands, except per share amounts)



             Assets                                                           1996     1995
             ------                                                        ---------  -------

Cash and due from banks                                                    $ 12,413     8,916

Interest-bearing deposits with financial institutions                         3,892     2,642

Federal funds sold                                                            1,150        --

Securities:
 Held to maturity, approximate market values of $82,465
   in 1996 and $83,570 in 1995                                               82,415    82,750
 Available for sale                                                         145,740   143,700
                                                                           --------   -------
                                                                            228,155   226,450

Loans, net                                                                  100,825    80,499

Premises and equipment, net                                                   3,751     3,144

Accrued interest receivable                                                   3,449     3,911

Other assets                                                                  3,195     1,317
                                                                           --------   -------

                                                                           $356,830   326,879
                                                                           ========   =======

                    Liabilities and Stockholders' Equity
                    ------------------------------------

Deposits:
 Demand - noninterest-bearing                                              $ 31,785    28,435
 NOW accounts                                                                74,984    68,089
 Money market and savings                                                    45,484    46,206
 Certificates of deposit and other time deposits                            168,420   150,881
                                                                           --------   -------
         Total deposits                                                     320,673   293,611

Accrued interest payable                                                      1,144     1,117
Other liabilities                                                             3,025       945
                                                                            -------   -------
                                                                            324,842   295,673

Stockholders' equity:
 Preferred stock, $5 par value; 2,000,000 shares authorized,
   none issued or outstanding                                                    --        --
 Common stock, $5 par value; 10,000,000 shares authorized,
   2,160,000 issued                                                          10,800    10,800
 Capital surplus                                                              5,400     5,400
 Undivided profits                                                           16,825    14,859
 Net unrealized gains (losses) on securities available for sale,
   net of income taxes                                                         (703)      147
                                                                           --------   -------
                                                                             32,322    31,206
 Less treasury stock, 29,700 shares at cost                                    (334)       --
                                                                           --------   -------
         Total stockholders' equity                                          31,988    31,206

Commitments and contingencies
                                                                           --------   -------
                                                                           $356,830   326,879
                                                                           ========   =======

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                 Years ended December 31, 1996, 1995, and 1994
                (dollars in thousands, except per share amounts)



                                                          1996    1995     1994
                                                        -------  -------  -------

Interest income:
 Loans                                                  $ 7,642   6,149    4,479
 Investment securities:
   Taxable - available-for-sale                           8,058   7,693    6,170
   Taxable - held-to-maturity                             3,182   4,261    2,678
   Tax-exempt                                             1,390   1,582    1,425
 Federal funds sold                                         117     174       18
 Interest-bearing deposits with financial
   institutions                                             327     487      176
                                                        -------  ------   ------
      Total interest income                              20,716  20,346   14,946
                                                        -------  ------   ------

Interest expense:
 Deposits:
   NOW accounts                                           2,015   2,210    1,640
   Money market and savings                               1,322   1,456    1,210
   Certificates of deposit and other time deposits        7,839   7,870    4,253
 Other borrowed funds                                        27      --       24
                                                        -------  ------   ------
      Total interest expense                             11,203  11,536    7,127
                                                        -------  ------   ------

      Net interest income                                 9,513   8,810    7,819

Provision (reduction of allowance) for loan losses          264     180     (150)
                                                        -------  ------   ------
      Net interest income after provision
       (reduction of allowance) for loan losses           9,249   8,630    7,969
                                                        -------  ------   ------

Other income:
 Net gains (losses) on securities transactions              719    (128)     (22)
 Income from fiduciary activities                           632     587      568
 Service charges, commissions, and fees                   1,148     934      845
 Other                                                      744     616      285
                                                        -------  ------   ------
      Total other income                                  3,243   2,009    1,676
                                                        -------  ------   ------

Other expenses:
 Salaries and employee benefits                           4,770   4,205    3,592
 Occupancy and equipment                                    927     781      585
 Regulatory assessments                                     191     407      604
 Other                                                    2,150   2,163    1,578
                                                        -------  ------   ------
      Total other expenses                                8,038   7,556    6,359
                                                        -------  ------   ------

      Income before income tax expense                    4,454   3,083    3,286
Income tax expense                                        1,110     619      651
                                                        -------  ------   ------

      Net income                                        $ 3,344   2,464    2,635
                                                        =======  ======   ======

      Net income per common share                       $  1.55    1.14     1.22
                                                        =======  ======   ======

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                 Years ended December 31, 1996, 1995, and 1994
                (dollars in thousands, except per share amounts)







                                                                                 Net
                                                                               unrealized
                                                                             gains (losses)
                                                                             on securities              Stock-
                                      Preferred Common  Capital  Undivided     available    Treasury   holders'
                                        stock   stock   surplus   profits      for sale      stock      equity
                                        -----   -----   -------  ---------   -------------  --------   ------
Balances at January 1, 1993              $--   10,800    5,400      12,525         435          --      29,160
 Net income                               --       --       --       2,635          --          --       2,635
 Cash dividends ($0.64 per share)         --       --       --      (1,383)         --          --      (1,383)
 Net change in unrealized losses
   on securities available for sale       --       --       --          --      (4,265)         --      (4,265)
                                         ---   ------   ------      ------      ------      ------      ------


Balances at December 31, 1994             --   10,800    5,400      13,777      (3,830)         --      26,147
 Net income                               --       --       --       2,464          --          --       2,464
 Cash dividends ($0.64 per share)         --       --       --      (1,382)         --          --      (1,382)
 Net change in unrealized gains
   on securities available for sale       --       --       --          --       3,977          --       3,977
                                         ---   ------   ------      ------      ------      ------      ------


Balances at December 31, 1995             --   10,800    5,400      14,859         147          --      31,206
 Net income                               --       --       --       3,344          --          --       3,344
 Cash dividends ($0.64 per share)         --       --       --      (1,378)         --          --      (1,378)
 Net change in unrealized losses
   on securities available for sale       --       --       --          --        (850)         --        (850)
 Purchase of 29,700 shares of
   treasury stock                         --       --       --          --          --        (334)       (334)
                                         ---   ------   ------      ------      ------      ------      ------

Balances at December 31, 1996            $--   10,800    5,400      16,825        (703)       (334)     31,998
                                         ===   ======   ======      ======      ======      ======      ======

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1996, 1995, and 1994
                             (dollars in thousands)



                                                                     1996      1995      1994
                                                                   --------  --------  --------

Operating activities:
 Net income                                                        $ 3,344     2,464     2,635
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Net amortization (accretion) of premium
     (discount) on securities                                          589       (34)      774
    Net (gains) losses on securities transactions                     (719)      128        22
    Provision (reduction of allowance) for loan losses                 264       180      (150)
    Net (gains) losses on sales of premises and
     equipment and other real estate                                    --        --       (10)
    Depreciation and amortization                                      375       421       406
    Decrease (increase) in accrued interest receivable                 624      (303)   (1,240)
    Decrease (increase) in other assets                                (74)      460      (859)
    Increase (decrease) in accrued interest payable                    (14)      222       279
    Increase (decrease) in other liabilities                           430       404       (96)
                                                                   -------   -------   -------
       Net cash provided by operating activities                     4,819     3,942     1,761
                                                                   -------   -------   -------

Investing activities:
 Proceeds from sales of available-for-sale securities               55,669    15,700     8,040
 Proceeds from maturities, paydowns, and calls of
   available-for-sale securities                                    25,473    31,372    28,117
 Proceeds from maturities, paydowns, and calls of
   securities held to maturity                                      15,995    20,636     6,655
 Purchases of available-for-sale securities                        (74,142)  (25,676)  (50,118)
 Purchases of securities held-to-maturity                          (11,291)  (38,307)  (40,776)
 Net increase in loans                                             (15,051)  (16,895)   (7,188)
 Proceeds from sales, premises and equipment and
   other real estate                                                    --        --        25
 Purchases of bank premises and equipment                             (756)     (270)     (463)
 Cash received from acquisitions                                     1,544        --    53,246
                                                                   -------   -------   -------
       Net cash used by investing activities                        (2,559)  (13,440)   (2,462)
                                                                   -------   -------   -------

Financing activities:
 Net  increase (decrease) in deposits                                5,349     8,089    (1,198)
 Cash dividends paid                                                (1,378)   (1,382)   (1,383)
 Purchase of treasury stock                                           (334)       --        --
                                                                   -------   -------   -------
       Net cash provided (used) by financing activities              3,637     6,707    (2,581)
                                                                   -------   -------   -------

       Increase (decrease) in cash and cash equivalents              5,897    (2,791)   (3,282)

Cash and cash equivalents at beginning of year                      11,558    14,349    17,631
                                                                   -------   -------   -------

Cash and cash equivalents at end of year                           $17,455    11,558    14,349
                                                                   =======   =======   =======


See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1996, 1995, and 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     BUSINESS -- Henderson Citizens Bancshares, Inc. (the "Company") through its indirect subsidiaries, Citizens National Bank, Henderson, Texas and First State Bank, Waskom, Texas (the "Banks"), provides a full range of banking services to individual and corporate customers in east Texas. The Company and the Banks are subject to regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

     BASIS OF PRESENTATION -- The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period.

     CASH AND CASH EQUIVALENTS -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with financial institutions, and federal funds sold. Generally federal funds are sold for one-day periods.

     SECURITIES -- The Company accounts for its debt and marketable equity securities under the provisions of Statement of Financial Accounting Standards No. 115 (Statement 115), Accounting for Certain Investments in Debt and Equity Securities. Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value.
       Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations, resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted either over the life of the related security as an adjustment to yield using the effective interest method, or are periodically adjusted to reflect the actual payment experience on the underlying mortgage loans, which does not materially differ from the interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     LOANS -- Interest on real estate, commercial, and industrial loans is accrued as earned. Interest on installment loans is deferred and recognized under the sum-of-the-digits method, which generally results in level rates of return on principal balances outstanding.

     A loan is considered impaired when based upon current information, it is probable that a creditor will be unable to collect amounts due. If a loan is impaired, then impairment is measured by (1) the present value of expected future cash flows discounted at the loan's original effective interest rate, or (2) the market price of impaired loans, or (3) the fair value of collateral.

     The accrual of income on loans is generally discontinued and all interest income previously accrued and unpaid is deducted from income when a loan becomes more than ninety days delinquent, or when certain factors indicate reasonable doubt as to the timely collectibility of all amounts due. A loan may remain on accrual status if it is in the process of collection and is either well secured or guaranteed. Generally, loans on which the accrual of income has been discontinued are designated as nonaccruing loans, and includes all loans classified as "impaired" loans. Generally, nonaccruing loans are returned to an accrual status only when none of the principal or interest is due and unpaid and the full collectibility of the outstanding loan balance is reasonably assured. Cash receipts on nonaccruing loans are generally applied to the principal balance until the remaining balance is considered fully collectible.

     ALLOWANCE FOR LOAN LOSSES -- The allowance for loan losses is maintained at a level believed adequate by management to absorb potential loan losses. Management's determination of the adequacy of the allowance is based on an evaluation of the relative risks inherent in the loan portfolio, taking into consideration the nature, volume, and quality of the portfolio, specific problem loans, past credit loss experience, current and future economic conditions, results of internal review procedures, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans. The provision for loan losses is charged to expense, and loans charged off, net of recoveries, are charged directly to the allowance.

     While the Company uses available information to recognize losses on loans, future changes to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to record changes to the allowance based on their judgments about information available to them at the time of their examination.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on a straight-line basis. Maintenance and repairs are charged to operating expense, and renewals and betterments are capitalized. Gains or losses on dispositions are reflected currently in the statement of income.

     INCOME TAXES -- The Company uses the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     NET INCOME PER COMMON SHARE -- Net income per common share is calculated based on the weighted average number of shares outstanding during the year. The weighted average common shares outstanding were 2,153,333 in 1996, and 2,160,000 shares in 1995 and 1994.

     GOODWILL -- Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally five to fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(2)  ACQUISITIONS
     ------------

     On September 17, 1996, the Company acquired substantially all of the outstanding shares of Waskom Bancshares, Inc. and its majority owned subsidiary, First State Bank, Waskom, Texas. Pursuant to the purchase agreement, the Company paid $3,463,000, $1,511,000 of which was paid as a note payable due upon demand having an interest rate of 6.10%. This transaction resulted in approximately $1,337,000 in goodwill, which is being amortized over fifteen years on a straight-line basis. The transaction was accounted for using the purchase method of accounting. This acquisition resulted in an increase in total assets of $24,075,000 and total deposits of $21,714,000. Operations of Waskom Bancshares, Inc. and First State Bank prior to the acquisition are not included in these consolidated financial statements.

     The following unaudited pro forma information reflects the results of operations for the years ended December 31, 1996 and 1995, as though this acquisition had occurred at the beginning of 1995 (in thousands of dollars, except per share amounts):

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                                          1996    1995
                                        -------  ------

         Total interest income          $21,836  21,945
                                        =======  ======

         Net interest income            $10,080   9,642
                                        =======  ======

         Net income                     $ 3,457   2,630
                                        =======  ======

         Net income per share           $  1.61    1.22
                                        =======  ======

     On December 8, 1994, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of the Chandler and Malakoff branches of NationsBank of Texas, National Association. In addition to acquiring the assets and assuming the liabilities, the Company received approximately $40 million in cash, which was net of approximately $419,000 in premium paid for the deposits. The purchase method of accounting was used to record the acquisition. The premium is being amortized on a straight-line basis over five years. Operations of the Chandler and Malakoff branches prior to the acquisition are not included in these consolidated financial statements.

     The following unaudited pro forma information reflects the results of operations for the year ended December 31, 1994, as though this acquisition had occurred at the beginning of 1994 (in thousands of dollars, except per share amounts):


         Total interest income      $17,601
                                    =======

         Net interest income        $ 8,791
                                    =======

         Net income                 $ 2,867
                                    =======

         Net income per share       $  1.33
                                    =======

     The Company also purchased certain assets and assumed certain liabilities on September 23, 1994, of the Jefferson, Texas branch of Pacific Southwest Bank, F.S.B. Assets purchased included loans and related accrued interest receivable and fixed assets. Liabilities assumed included all deposits and related accrued interest payable. In addition, the Company received approximately $13 million in cash from Pacific Southwest Bank, F.S.B., which was net of $125,000 in premium paid for the deposits. The purchase method of accounting was used to record the acquisition. The premium is being amortized on a straight-line basis over five years. Operations of the Jefferson, Texas branch prior to the acquisition are not included in these consolidated financial statements. Pro forma information on the Jefferson, Texas branch acquisition is not provided due to its insignificance.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



(3)  CASH AND DUE FROM BANKS
     -----------------------

     The Banks are a member of the Federal Reserve System and are required to maintain reserve balances in accordance with Federal Reserve Bank requirements. Such reserve requirements totaled $2,854,000 at December 31, 1995. There were no reserve requirements at December 31, 1996.

(4)  REGULATORY MATTERS
     ------------------

     Applicable federal and state regulations impose restrictions on the amounts of dividends that may be declared by the Banks. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Banks' total capital in relation to its assets, deposits, and other such items.

     National and state banks are generally required to obtain approval of the regulatory agencies if dividends declared in any year exceed the profits of that year combined with the net retained profits of the preceding two years. For 1997, the Banks will be required to obtain approval of the regulatory agencies before they can declare any dividends which exceed 1997 net income by approximately $430,000.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was signed into law on December 19, 1991. The prompt corrective actions of the FDICIA place restrictions on any insured depository institution that does not meet certain requirements, including minimum capital ratios. The restrictions are based on an institution's FDICIA defined capital category and become increasingly more severe as an institution's capital category declines. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories in declining order are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution is required to have at least a 5% leverage ratio, a 6% Tier I risk-based capital ratio, and a 10% total risk-based capital ratio. However, the regulatory agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one category because of safety and soundness concerns.

     At December 31, 1996, Citizens National Bank, Henderson, Texas' leverage ratio was 8.97%, Tier I risk-based ratio was 23.48%, and total risk-based ratio was 24.38% and First State Bank, Waskom, Texas' leverage ratio was 8.88%, Tier I risk-based ratio was 25.29%, and total risk-based ratio was 25.50%.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



(5)  SECURITIES
     ----------

     The amortized cost (carrying value) and approximate fair value of securities held-to-maturity at December 31, 1996 and 1995, are summarized as follows (in thousands of dollars):

                                                    December 31, 1996
                                         -----------------------------------------
                                                     Gross        Gross
                                         Amortized unrealized   unrealized   Fair
                                            cost     gains       losses      value
                                         --------  ----------   ----------  ------

       U.S. Treasury                      $ 7,062       72         (58)      7,076
       U.S. government agencies            10,215       67         (39)     10,243
       State and municipal                 34,069      263        (121)     34,211
       Mortgage-backed securities
         and collateralized mortgage
         obligations                       28,561       37        (191)     28,407
       Other                                2,508       20          --       2,528
                                          -------    -----        ----      ------

                                          $82,415      459        (409)     82,465
                                          =======    =====        ====      ======


                                                     December 31, 1995
                                         -----------------------------------------
                                                     Gross       Gross
                                         Amortized unrealized  unrealized   Fair
                                            cost     gains       losses     value
                                          -------  ----------  ----------   ------

       U.S. Treasury                      $ 7,087      122         (46)      7,163
       U.S. government agencies            16,293      158         (38)     16,413
       State and municipal                 32,511      571         (34)     33,048
       Mortgage-backed securities
         and collateralized mortgage
         obligations                       24,318      123         (73)     24,368
       Other                                2,541       37          --       2,578
                                          -------    -----        ----      ------

                                          $82,750    1,011        (191)     83,570
                                          =======    =====        ====      ======


     The amortized cost and approximate fair value (carrying value) of securities available-for-sale at December 31, 1996 and 1995, are summarized as follows (in thousands of dollars):

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                                                       December 31, 1996
                                            -------------------------------------------
                                                         Gross        Gross
                                            Amortized  unrealized  unrealized    Fair
                                              cost       gains       losses      value
                                            ---------  ----------  -----------  -------

       U.S. Treasury                         $ 53,963         313        (161)   54,115
       U.S. government agencies                17,758          67        (109)   17,716
       Mortgage-backed securities and
         collateralized mortgage
         obligations                           73,734         323      (1,500)   72,557
       Other securities                         1,350           2          --     1,352
                                             --------       -----      ------   -------

                                             $146,805         705      (1,770)  145,740
                                             ========       =====      ======   =======


                                                         December 31, 1995
                                            -------------------------------------------
                                                         Gross       Gross
                                            Amortized  unrealized  unrealized    Fair
                                              cost       gains       losses      value
                                            ---------  ----------  ----------   -------

       U.S. Treasury                         $ 55,984         967         (84)   56,867
       U.S. government agencies                21,354          71        (154)   21,271
       Mortgage-backed securities and
         collateralized mortgage
         obligations                           62,760         326        (906)   62,180
       Other securities                         3,380           3          (1)    3,382
                                             --------       -----      ------   -------

                                             $143,478       1,367      (1,145)  143,700
                                             ========       =====      ======   =======


     The amortized cost and estimated fair value of securities at December 31, 1996, by contractual maturity, are shown below (in thousands of dollars). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Securities Held-To-Maturity
                                                   --------------------------------------
                                                                                Net
                                                   Amortized   Estimated     unrealized
                                                     cost     fair value   gains (losses)
                                                   ---------  -----------  --------------

Due in one year or less                            $   8,834       8,870           36
Due after one year through five years                 35,500      35,533           33
Due after five years through ten years                 8,001       8,104          103
Due after ten years                                    1,228       1,259           31
Mortgage-backed securities and
 collateralized mortgage obligations                  28,852      28,699         (153)
                                                   ---------      ------       ------

                                                   $  82,415      82,465           50
                                                   =========      ======       ======

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                                                           Securities Available-For-Sale
                                                     ------------------------------------------
                                                                                      Net
                                                     Amortized     Estimated      unrealized
                                                        cost       fair value    gains (losses)
                                                     -----------  -------------  --------------

Due in one year or less                               $   6,293         6,291              (2)
Due after one year through five years                    66,778        66,892             114
Mortgage-backed securities,
  collateralized mortgage obligations,
  and other amortizing securities                        73,734        72,557          (1,177)
                                                      ---------       -------          ------

                                                      $ 146,805       145,740          (1,065)
                                                      =========       =======          ======

     Proceeds from the sales of securities were $55,669,000 and $15,700,000 in 1996 and 1995, respectively. Gross gains of $763,000 and $216,000 were recognized on those sales in 1996 and 1995, respectively. Gross losses of $44,000 and $344,000 were recognized on sales in 1996 and 1995, respectively.

     Investment securities having a carrying value of $52,306,000 and $49,357,000 at December 31, 1996 and 1995, respectively, were pledged to secure public funds on deposit or for other purposes as required or permitted by law.

     During 1995 Citizens National Bank, Henderson, Texas transferred securities having an amortized cost of $33,439,000 from its held-to-maturity portfolio to its available-for-sale portfolio. At the time of the transfer, these securities had net unrealized gains of approximately $775,000. This transfer was made during the one time reassessment allowed by the Financial Accounting Standards Board for the reclassification of held-to-maturity and available-for-sale investment security portfolios.

(6)  LOANS AND ALLOWANCE FOR LOAN LOSSES
     -----------------------------------

     The composition of the loan portfolio at December 31, 1996 and 1995, is as follows (in thousands of dollars):

                                                 1996       1995
                                               --------   --------

Real estate mortgage                          $  46,211     34,009
Commercial and industrial                        23,863     22,444
Installment and other                            33,111     26,234
                                              ---------    -------
        Total                                   103,185     82,687
                                              ---------    -------
Less:
  Allowance for loan losses                      (1,146)    (1,019)
  Unearned discount                              (1,214)    (1,169)
                                              ---------    -------

        Loans, net                            $ 100,825     80,499
                                              =========    =======

     The Banks enter into various loans and other transactions in the ordinary course of business with their directors, executive officers, and some of their related business interests. In the opinion of management, these loans and other transactions are made on

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



       substantially the same terms as those prevailing at the time for comparable loans and similar transactions with other persons. The amounts of these loans were $752,000 and $3,401,000 at December 31, 1996 and 1995, respectively. The change during 1996 reflects $380,000 in new loans and $3,029,000 of repayments.

     At December 31, 1996 and 1995, the Banks had discontinued the accrual of interest on loans aggregating $147,000 and $99,000, respectively. Net interest income for 1996 and 1995 would have been higher by $6,400 and $5,000, respectively, had interest been accrued at contractual rates on nonperforming loans.

     At December 31, 1996 and 1995, the recorded investment in impaired loans was $147,000 and $99,000, respectively. The average recorded investment in impaired loans for 1996 and 1995 approximated $116,000 and $166,000, respectively. Interest income recognized on these impaired loans approximated $4,700 and $11,000 for 1996 and 1995, respectively. 1994 information on these impaired losses was not available but was insignificant.

     Changes in the allowance for loan losses are summarized as follows (in thousands of dollars):

                                                        1996    1995    1994
                                                       ------  ------  ------

         Balance, January 1                           $1,019     997   1,014
          Provision (reduction of allowance) for
            loan losses                                  264     180    (150)
          Addition due to acquisition                     24      --      --
          Loans charged off                             (243)   (247)    (62)
          Recoveries on loans                             82      89     195
                                                      ------   -----   -----

         Balance, December 31                         $1,146   1,019     997
                                                      ======   =====   =====

     During 1994, the Banks reduced loans through the repossession of other real estate and assets by $11,000. There were no such reductions in 1995 and 1996.

(7)    PREMISES AND EQUIPMENT
       ----------------------

     Premises and equipment at December 31, 1996 and 1995, are summarized as follows (in thousands of dollars):

                                                              December 31,
                                               Estimated     -------------
                                              useful lives   1996     1995
                                              ------------   ----     ----

        Land                                          --   $   442      422
        Bank buildings                          40 years     3,297    3,120
        Furniture, fixtures, and equipment    5-10 years     2,947    2,530
        Construction in progress                               302        8
                                                           -------   ------
                                                             6,988    6,080

        Less accumulated depreciation                       (3,237)  (2,936)
                                                           -------   ------

               Premises and equipment, net                 $ 3,751    3,144
                                                           =======   ======

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     Amounts charged to operating expenses for depreciation were $375,000, $312,000, and $233,000, in 1996, 1995, and 1994, respectively.

(8)  TIME DEPOSITS
     -------------

     Included in certificates of deposit and other time deposits at December 31, 1996 and 1995, were $53,609,000 and $43,166,000, respectively, of certificates of deposit in denominations of $100,000 or more. Interest expense on time deposits of $100,000 or more amounted to $2,281,000, $2,348,000, and $1,335,000, for the years ended December 31, 1996, 1995, and 1994, respectively.

     At December 31, 1996, the scheduled maturities of time deposits are as follows (dollars in thousands):

                Years ending December 31:
                1997                        $143,922
                1998                          11,554
                1999                           8,483
                2000                           3,476
                2001                             985
                                            --------

                                            $168,420
                                            ========

     During 1996, 1995, and 1994, the Banks made interest payments of $11,149,000, $11,314,000, and $6,847,000, respectively, to depositors and other banks.

(9)  INCOME TAXES
     ------------

     Federal income tax expense (benefit) applicable to income before tax for the years ended December 31, 1996, 1995, and 1994, is as follows (in thousands of dollars):

                                                   1996   1995   1994
                                                  -----   ----   ----

                Current                          $  979    769    422
                Deferred                            131   (150)   229
                                                 ------   ----   ----

                                                 $1,110    619    651
                                                 ======   ====   ====

     Income tax expense differed from the amounts computed by applying the U.S.
       federal income tax rate of 34% in 1996, 1995, and 1994, to pretax income when compared to actual income tax expense as follows (in thousands of dollars):

                                                   1996   1995   1994
                                                  -----   ----   ----
        Computed "expected" tax expense          $1,519  1,048  1,117
        Increase (decrease) in income
          taxes resulting from:
                Tax-exempt interest                (471)  (465)  (481)
                Other                                62     36     15
                                                 ------  -----  -----

        Actual income tax                        $1,110    619    651
                                                 ======  =====  =====

        Effective tax rate                        24.9%   20.1   19.8
                                                 ======  =====  =====

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995, are presented below (in thousands of dollars):

                                                              1996     1995
                                                              ----     ----

        Deferred tax assets:
         Allowance for loan losses                           $  --       60
         Organizational costs                                   48       12
         Accrued liabilities                                    40       34
         Unrealized loss on securities available-for-sale      362       --
                                                             -----      ---
             Total gross deferred tax assets                   450      106
             Less valuation allowance                           --       --
                                                             -----      ---
             Net deferred tax assets                           450      106
                                                             -----      ---

        Deferred tax liabilities:
         Investment securities                                  67       48
         Premises and equipment-depreciation                   122        8
         Unrealized gain on securities available-for-sale       --       75
         Other assets                                           22       42
                                                             -----      ---
             Total deferred tax liabilities                    211      173
                                                             -----      ---

             Net deferred tax asset (liability)              $ 239      (67)
                                                             =====      ===

     No valuation allowance was recorded against the gross deferred tax asset because management believes that it is more likely than not the gross deferred tax asset will be realized in full. The Company based its conclusion on various factors, including ongoing profitable operations as well as significant taxes available in the carryback period.

     Included in other liabilities and other assets, respectively, in the accompanying consolidated balance sheets are current federal income taxes payable of $164,000 and $110,000 at December 31, 1996 and 1995,
       respectively. A net deferred federal income tax asset of $239,000 is included in other assets at December 31, 1996, and a net deferred federal income tax liability of $67,000 is included in other liabilities at December 31, 1995.

     Income taxes paid during 1996, 1995, and 1994, totaled $995,000, $205,000, and $460,000, respectively.

(10) PROFIT SHARING PLAN
     -------------------

     The Company has a 401(k) savings plan which covers substantially all full-time employees with one year of service. With respect to employer contributions, vesting under the plan begins in the third year and participants become fully vested after seven years. Contributions are at the discretion of the Board of Directors. The Company expensed $281,000, $251,000, and $225,000 related to the plan for the years ended December 31, 1996, 1995, and 1994, respectively.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



(11) TRANSACTIONS WITH AFFILIATE
     ---------------------------

     The Company is affiliated with H.C.B., Inc. (HCB). The Board of Directors for both the Company and HCB are the same. HCB has been used in part to own certain assets that supervisory agencies have generally not permitted banks to own directly for extended periods of time. During the years ended 1996, 1995, and 1994, the Company charged HCB a management fee of $15,000, $13,500, and $6,000, respectively for various services provided to HCB. The amount charged was considered to be the fair value of those services rendered. During 1996, 1995 and 1994, Citizens National Bank Henderson, Texas' trust department charged HCB an additional $6,530, $4,600 and $3,200, respectively, for management services related to HCB's mineral interests.

     During 1995, HCB purchased real estate from the Company for $43,000.  In
       1994, HCB financed the sale of certain other real estate properties through loans totaling $23,000.

(12) COMMITMENTS AND CONTINGENCIES
     -----------------------------

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS
     -----------------------------------

     Statement of Financial Accounting Standards No. 107 (Statement 107),
       Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH, DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH FINANCIAL
       INSTITUTIONS, AND FEDERAL FUNDS SOLD -- For these short-term investments, the carrying amount is a reasonable estimate of fair value.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     SECURITIES -- The fair value, which approximates the estimated market values, of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value, which approximates the estimated market values, of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

     LOANS -- Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and consumer. The carrying amounts of performing loans that were funded or will mature within three months of the balance sheet date approximate the fair values of those loans. Additionally, the carrying amounts of adjustable rate loans that reprice within ninety days also approximate the fair values of those loans. The fair values of the remaining performing and nonperforming loans are calculated by discounting scheduled cash flows through the estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans.
       The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

     DEPOSITS -- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable as of December 31, 1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     INTEREST ACCRUALS -- The fair values of the Company's accrued interest receivable and accrued interest payable amounts approximate their carrying values due to the short maturity of these financial instruments.

     The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995, are as follows (in thousands of dollars):

                                                   1996               1995
                                            --------------------  --------------------
                                            Carrying  Estimated   Carrying  Estimated
                                             amount   fair value   amount   fair value
                                            --------  ----------  --------  ----------

       Financial assets:
         Cash and due from banks           $  12,413     12,413      8,916      8,916
         Interest-bearing deposits with
          financial institutions               3,892      3,892      2,642      2,642
         Federal funds sold                    1,150      1,150         --         --
         Securities                          228,155    228,205    226,450    226,706
         Loans, net                          100,825     99,410     80,499     79,688
         Accrued interest receivable           3,449      3,449      3,911      3,911

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


                                                            1996                 1995
                                                    --------------------  --------------------
                                                    Carrying  Estimated   Carrying  Estimated
                                                     amount   fair value   amount   fair value
                                                    --------  ----------  --------  ----------
       Financial liabilities:
         Deposits:
          Demand  noninterest-bearing              $  31,785      31,785    28,435     28,435
          NOW accounts                                74,984      74,984    68,089     68,089
          Money market and savings                    45,484      45,484    46,206     46,206
          Certificates of deposit and other
           time deposits                             168,420     168,692   150,881    151,620
         Accrued interest payable                      1,144       1,144     1,117      1,117

(14) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
     -------------------------------------------------

     The Banks are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contractual or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                                                           Contractual or
                                                           notional amount
                                                         at December 31, 1996
                                                         --------------------
         Financial instruments whose contractual amounts
          represent credit risk:
            Commitments to extend credit                  $    12,212,000
            Standby letters of credit                             327,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount and nature of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Such collateral may include accounts receivable; inventory; property, plant, and equipment; real estate; and income-producing commercial and oil and gas properties.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold collateral supporting those commitments for which collateral is deemed necessary.

(15) CONCENTRATION OF CREDIT RISK
     ----------------------------

     The Banks grant real estate, commercial, and industrial loans to customers primarily in Henderson, Texas, and surrounding areas of east Texas. Although the Banks have a diversified loan portfolio, a substantial portion (approximately 44% at December 31, 1996) of its loans are secured by real estate and its ability to fully collect its loans is dependent upon the real estate market in this region. The Banks typically require collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Banks.

     The Banks had $3,293,000 and $2,642,000 on deposit with the Federal Home
       Loan Bank of Dallas at December 31, 1996 and 1995, respectively.

(16) PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     ---------------------------------------------------

     The financial information below summarizes the financial position of Henderson Citizens Bancshares, Inc. (parent company only) as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996.


                                 BALANCE SHEETS
                                 (Parent Only)

                           December 31, 1996 and 1995
                             (dollars in thousands)



               Assets                 1996    1995
               ------                ------  ------

      Cash in subsidiary bank       $ 1,062     346
      Investment in subsidiaries     32,791  31,181
      Other assets                       13      25
                                    -------  ------

               Total assets         $33,866  31,552
                                    =======  ======

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



                           BALANCE SHEETS, CONTINUED

           Liabilities and Stockholders' Equity                           1996     1995
           ------------------------------------                          ------   ------

      Liabilities:
        Dividends declared                                              $   341      346
        Accounts payable                                                     26       --
        Other liabilities                                                 1,511       --
                                                                        -------   ------
                                                                          1,878      346

      Stockholders' equity:
        Preferred stock                                                      --       --
        Common stock                                                     10,800   10,800
        Capital surplus                                                   5,400    5,400
        Undivided profits                                                16,825   14,859
        Net unrealized gains (losses) on securities available
         for sale                                                          (703)     147
        Less treasury stock                                                (334)      --
                                                                        -------   ------

               Total stockholders' equity                                31,988   31,206
                                                                        -------   ------

               Total liabilities and stockholders' equity               $33,866   31,552
                                                                        =======   ======


                              STATEMENTS OF INCOME
                                 (Parent Only)

                 Years ended December 31, 1996, 1995, and 1994
                             (dollars in thousands)


                                                                     1996       1995       1994
                                                                  ----------  ---------  ---------

      Dividends, including dividends paid by
        subsidiary banks                                          $   4,368       1,384     1,389
      Operating expenses                                                 27          --        --
                                                                  ---------       -----     -----
                Income before income tax benefit and
                  equity in undistributed earnings of
                  subsidiaries                                        4,341       1,384     1,389

      Income tax expense                                                 12          23        12
                                                                  ---------       -----     -----
                Income before equity in undistributed
                  earnings of subsidiaries                            4,329       1,361     1,377

      Equity in undistributed earnings of subsidiaries                 (985)      1,103     1,258
                                                                  ---------       -----     -----
                Net income                                        $   3,344       2,464     2,635
                                                                  =========       =====     =====

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



                            STATEMENTS OF CASH FLOWS
                                 (Parent Only)

                 Years ended December 31, 1996, 1995, and 1994
                             (dollars in thousands)



                                                                                                   1996     1995     1994
                                                                                                  -------  -------  -------

      Operating activities:
        Net income                                                                                 3,344    2,464    2,635
        Adjustments to reconcile net income to net cash
          provided by operating activities:
            Equity in undistributed earnings of subsidiaries                                         985   (1,103)  (1,258)
            Decrease in other assets                                                                  12       11       12
            Increase (decrease) in accounts payable and
              dividends declared                                                                      21       --        1
                                                                                                  ------   ------   ------
                   Net cash provided by operating activities                                       4,362    1,372    1,390

      Investing activities - purchase of subsidiary                                               (1,934)      --       --

      Financing activities:
        Cash dividends paid                                                                       (1,378)  (1,382)  (1,383)
        Purchase of treasury stock                                                                  (334)      --       --
                                                                                                  ------   ------   ------
                   Net cash used by financing activities                                          (1,712)  (1,382)  (1,383)

                   Increase (decrease) in cash                                                       716      (10)       7

      Cash at beginning of year                                                                      346      356      349
                                                                                                  ------   ------   ------

      Cash at end of year                                                                         $1,062      346      356
                                                                                                  ======   ======   ======

                                 MARKET FOR STOCK

     There is no established public market for the shares of the $5.00 par value per share common stock of the Company (the "Company Stock"). The following table shows (i) the high and low sales price for each sale of the common stock of the Company indicated for which the management of the Company had knowledge of the prices involved through March 3, 1997, (ii) the number of such transactions for the periods indicated, and (iii) the total number of shares traded in such transactions. THESE PRICES REFLECT ONLY THE TRANSACTIONS WITH RESPECT TO WHICH MANAGEMENT OF THE COMPANY HAS KNOWLEDGE OF THE PURCHASE PRICE. TRADE PRICES ARE REPORTED ON AN INFORMAL BASIS, AND NO INDEPENDENT VERIFICATION OF THE TRADE PRICES HAS BEEN MADE. THEY ARE THE RESULT OF ISOLATED TRANSACTIONS AND ARE NOT NECESSARILY INDICATIVE OF THE ACTUAL OR MARKET VALUE OF SUCH SECURITIES.

                                              Company Stock
                              ------------------------------------------
                                              NUMBER OF     NUMBER OF
                                            TRANSACTIONS     SHARES
1997                          LOW    HIGH    REPRESENTED   REPRESENTED
----                          ------------------------------------------
First Quarter
(Through March
1, 1997)                      12.00  12.50         3             750

1996
----
First Quarter                 12.00  12.00         3             732

Second Quarter                12.00  12.00        10           4,329

Third Quarter                 12.00  12.00         5           1,190

Fourth Quarter                11.25  12.00         4          30,310

1995
----
First Quarter                 12.75  12.75         4           3,980

Second Quarter                12.00  12.50         7           7,180

Third Quarter                 12.00  13.00         9           3,400

Fourth Quarter                12.00  12.00        14           5,000

As of March 3, 1997, there were 459 shareholders of record.

INDEPENDENT AUDITORS     LEGAL COUNSEL              REGISTRAR/TRANSFER AGENT
KPMG Peat Marwick LLP    Jenkens & Gilchrist, P.C.  Citizens National Bank
Shreveport, Louisiana    Dallas, Texas              Accounting Department
                                                    P. O. Box 1009
                                                    Henderson, Texas 75653-1009

ANNUAL SHAREHOLDERS' MEETING

The annual shareholders' meeting of the Company will be held at Citizens National Bank, 201 West Main, Henderson, Texas at 10:00 a.m. on Tuesday April 8, 1997.


FORM 10-K

The Company will, upon written request, provide after April 2, 1996, without charge, a copy of the annual report on Form 10-K for 1996 filed with the Securities and Exchange Commission to any shareholder to whom this 1996 Annual Report is sent. Requests should be made to Henderson Citizens Bancshares, Inc.,
Attn: Chief Financial Officer, P.O. Box 1009, Henderson, Texas, 75653-1009. Any exhibit will be provided on request upon payment of the reasonable expenses of furnishing the exhibit.