Form 10-K405, Exhibit 13
period 1997-12-31
HENDERSON CITIZENS BANCSHARES INC
filed 1998-03-27
CIK 878355

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

Condensed Income Statements
Information and Related Data                                               Year Ended December 31,
                                                    -------------------------------------------------------------------
                                                        1997          1996         1995          1994         1993
                                                    -------------- ------------ ------------  ------------ ------------
                                                               (dollars in thousands except per share data)
Total interest income                                $     22,267       20,716       20,346        14,946       15,324
Total interest expense                                     11,546       11,203       11,536         7,127        6,559
                                                    -------------- ------------ ------------  ------------ ------------
Net interest income                                        10,721        9,513        8,810         7,819        8,765
Provision (reduction of allowance)
     for loan losses                                          330          264          180          (150)        (500)
                                                    -------------- ------------ ------------  ------------ ------------

Net interest income after
      provision (reduction of
      allowance) for loan losses                           10,391        9,249        8,630         7,969        9,265

Total other income                                          3,290        3,243        2,009         1,676        1,712
Total other expense                                        (9,265)      (8,038)      (7,556)       (6,359)      (6,031)
                                                    -------------- ------------ ------------  ------------ ------------
Income before income tax expense and
      cumulative effect of change in
      accounting principle                                  4,416        4,454        3,083         3,286        4,946
Income tax expense                                          1,026        1,110          619           651        1,420
                                                    -------------- ------------ ------------  ------------ ------------

Income before cumulative effect of
      change in accounting principle                        3,390        3,344        2,464         2,635        3,526
Cumulative effect at January 1, 1993,
      of changes in accounting
      principle                                                 -            -            -             -          255
                                                    -------------- ------------ ------------  ------------ ------------

Net Income                                                  3,390        3,344        2,464         2,635        3,271
                                                    ============== ============ ============  ============ ============

Per share data:
      Net income                                             1.61         1.55         1.14          1.22         1.51

     Dividends                                       $        .64          .64          .64           .64          .61

Dividend payment ratio                                      39.53%       41.21        56.14         52.50        40.29

Return on average assets                                     0.98%        1.00         0.76          0.99         1.28

Return on average equity                                    10.56%       10.60         8.25          9.42        11.82

Balance Sheet Information:

     Loans, net                                      $    106,061      100,825       80,499        63,784       51,552

     Allowance for loan losses                              1,249        1,146        1,019           997        1,014

     Total assets                                         358,493      356,830      326,879       313,038      257,721

     Total deposits                                       322,107      320,673      293,611       285,522      227,152

     Stockholders' equity                                  32,729       31,988       31,206        26,147       29,160

Stockholders' equity / total assets                          9.13%        8.96         9.55          8.35        11.31


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS OF HENDERSON CITIZENS BANCSHARES, INC.
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997

         The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements, the notes thereto, and other financial and statistical information appearing elsewhere in this 1997 Annual Report.

INTRODUCTION
------------

         Henderson Citizens Bancshares, Inc. (the "Company") was incorporated as a Texas corporation on November 13, 1990 and was organized for the purpose of becoming a second-tier bank holding company through the direct acquisition of one hundred percent (100%) of the issued and outstanding shares of the common stock of Henderson Citizens Delaware Bancshares, Inc. (the "Delaware BHC") and through the indirect acquisition of one hundred percent (100%) of the issued and outstanding shares of the $5.00 par value per share common stock of Citizens National Bank (the "Citizens Bank"). In addition to the Citizens Bank, the Delaware BHC also owns 100% of the issued and outstanding shares of the common stock of First State Bank (these subsidiaries are sometimes referred to herein as the "Subsidiary Banks"). The Delaware BHC was incorporated pursuant to the laws of the State of Delaware on February 21, 1991 in order to facilitate the acquisition of the Citizens Bank. The acquisition of the Delaware BHC by the Company and the acquisition of the Citizens Bank by the Delaware BHC was consummated on December 27, 1991.

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

         On September 17, 1996, the Company completed its acquisition of all of the issued and outstanding stock of Waskom Bancshares, Inc. and its majority-owned subsidiary, the First State Bank ("the Waskom Bank"). The Company acquired approximately 93% of the stock of Waskom Bancshares, Inc. pursuant to the terms of a Stock Purchase Agreement, dated as of May 24, 1996. The Company acquired the remaining shares of Waskom Bancshares, Inc. and the minority interest of the Waskom Bank not owned by Waskom Bancshares, Inc. pursuant to the terms of Stock Purchase Agreements between the Company and each of the holders representing a minority interest in Waskom Bancshares, Inc. and the Waskom Bank. Such stock was acquired for cash, and the aggregate purchase price of $3,463,000 was funded with a combination of notes payable and cash. The stock of the Waskom Bank directly and indirectly acquired by the Company through the acquisition of Waskom Bancshares, Inc. was thereafter contributed to the Delaware BHC. Waskom Bancshares, Inc. is an inactive subsidiary of the Company.

         The Waskom Bank was originally chartered on December 4, 1954, as a Texas banking association. Its sole banking office is located at 745 Spur 156, Waskom, Texas. At December 31, 1997, the Waskom Bank had approximately $25,979,000 in assets, $22,114,000 in deposits, $7,339,000 in loans (net of unearned discount and allowance for loan losses), and $3,644,000 in shareholders' equity. The Waskom Bank is regulated and supervised by the Federal Deposit Insurance Corporation (the "FDIC") and the Texas Department of Banking (the "TDB").

         The Delaware BHC currently operates Citizens Bank and the Waskom Bank as separate subsidiaries. However, during the first quarter of 1998, the Citizens Bank and the Waskom Bank anticipate filing an application with the Comptroller for prior approval to merge the Waskom Bank with and into the Citizens Bank under the charter and title of the Citizens Bank (the "Affiliate Merger"). The sole banking office of the Waskom Bank will be operated as a full-service branch of the Citizens Bank upon completion of the Affiliate Merger. It is not anticipated that the Affiliate Merger will result in any diminution of products and services currently available to customers of the Waskom Bank or the Citizens Bank. It is anticipated, however, that the Affiliate Merger will generate certain operational efficiencies by operating under one bank charter rather than two separate charters regulated by different regulatory authorities.

         It is anticipated that the Affiliate Merger will be completed during the second quarter of 1998, although no assurance can be given that the Affiliate Merger will be completed or that such timetable will be met.

         The Company's management continues its strategy to increase market share and enhance long-range profitability by evaluating potential acquisitions. This evaluation process involves maintenance of strong equity capital and consistent earnings, and meeting internal financial objectives of the Company.

RESULTS OF OPERATIONS
---------------------

         Net income for 1997 was $3,390,000 compared to $3,344,000 for 1996 and $2,464,000 for 1995. The increase in earnings in 1997 was attributable to an improved net interest margin, and improved non-interest income. The Company experienced a gain on sale of securities in 1997 of $191,000 compared to a gain in 1996 of $719,000 and a loss of $128,000 in 1995. A provision for loan losses of $330,000 was made in 1997 compared to provisions of $264,000 and $180,000 in each of 1996 and 1995, respectively. Net interest income increased due to increases in volumes of loans as a result of continued strong demand during 1997. In addition, net interest margins in 1997 improved over 1996 and 1995 levels. Other income, excluding securities transactions, in 1997 increased approximately $575,000 over 1996. Other expenses were $9,265,000 in 1997 compared to $8,038,000 in 1996.

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

         Net interest income was affected by an increase in interest income of $1,551,000 and an increase in interest expense of $343,000. The majority of the increase in interest income was the result of higher loan volumes, which generally are higher yielding assets than investment securities, whereas the increase in interest expense was due to higher volumes. Differences in yields and volumes can be found in Table II.

         Net interest spreads and margins for 1997 increased from 1996 levels, as they did in 1996 from 1995 levels. Although the average rate earned on interest bearing assets increased slightly from 6.76% in 1996 to 6.99% in 1997, the average rate paid on interest bearing liabilities remained constant at 4.11% in 1996 and 1997. With rates earned increased and rates paid remaining constant the result was a positive effect on spreads and margins for 1997. Net interest spreads were approximately 2.8%, 2.7%, and 2.6% for the years 1997, 1996, and 1995, respectively, and net interest margins were 3.5%, 3.2%, and 3.1%, during the same three-year period.

INTEREST INCOME
---------------

         SECURITIES. Yields on all securities, other than mortgage-backed securities and collateralized mortgage obligations, increased in 1997 from yields in 1996 for various reasons. In January of 1996 approximately $26,000,000 of U. S. Treasury securities were sold, and a gain on sale of approximately $586,000 was recognized. Approximately $25,000,000 was immediately reinvested to establish a three year rolling Treasury ladder, however these reinvestments were at lower rates. The increase in yields on state and municipal securities in 1996 compared to 1995 was due to maturities of lower yielding securities and reinvestments into higher yielding securities with slightly longer final maturities. The Company's yield on all securities increased during 1997 as compared to 1996, and 1996. U.S. governments yielded 5.97%, 5.65% and 6.36%, in 1997, 1996, and 1995, respectively. State and municipal yields were 6.95%, 6.65%, and 7.54%, in 1997, 1996, and 1995, respectively. Other securities, which includes mortgage backed securities and collateralized mortgage obligations, yielded 6.23% in 1997, 6.11% in 1996, and 6.14% in 1995.

         LOANS. In 1997, the Company experienced a 14.2% increase in average loan balances over 1996. The average loan balance increased approximately $12,561,000 to $101,245,000 in 1997, compared to $88,684,000 in 1996. In 1996, the average loan balances increased approximately $17,337,000 over the 1995 balances. The average loan balance during 1997 increased due to continued strong loan demand and marketing efforts. Yields on loans increased slightly to 8.73% in 1997 compared to 8.62% in 1996 and 1995.

         OTHER INTEREST-EARNING ASSETS. Other interest-earning assets consist of interest-bearing deposits with other financial institutions and federal funds sold. The yield on interest-bearing deposits with other financial institutions increased to 5.49% in 1997 from 5.25% in 1996. The 1996 rate of 5.25% was a decline from 5.87% in 1995. The yield on federal funds sold increased to 6.20% in 1997 from 5.40% in 1996. In contrast the 1996 rate of 5.40% declined from 5.85% in 1995.

Table I - Average Balances and Interest Yields and Spreads (dollars in thousands)

                                                                   Years Ended December 31,
                                     --------------------------------------------------------------------------------------
                                                  1997                        1996                          1995
                                                --------                    ---------                     ---------
                                                Interest                    Interest                      Interest
                                       Average  Income/    Yield/  Average   Income/    Yield/  Average    Income/   Yield/
                                      Balances  Expense      Rate  Balances  Expense      Rate  Balances   Expense     Rate
                                      --------  -------    ------  --------  -------    ------  --------   -------   ------
Interest-bearing deposits with
    financial institutions               7,565      389      5.14     6,228      327      5.25     8,303       487     5.87

Federal funds sold                       3,257      202      6.20     2,165      117      5.40     2,975       174     5.85
Securities:
  U.S. governments                      60,996    3,640      5.97    58,780    3,323      5.65    69,318     4,412     6.36
  State and municipals*                 32,200    1,478      6.95    31,664    1,390      6.65    31,778     1,582     7.54
  Other***                             123,977    7,718      6.23   129,609    7,917      6.11   122,888     7,542     6.14

Loans, net**                           101,245    8,840      8.73    88,684    7,642      8.62    71,347     6,149     8.62
                                      --------  -------    ------  --------  -------    ------  --------   -------   ------

Total interest-earning assets*         329,240   22,267      6.99   317,130   20,716      6.76   306,609    20,346     6.90

Other assets:
Cash and due from banks                  7,486                        9,582                        8,932
Premises and equipment, net              4,652                        3,300                        3,177
Allowance for loan losses               (1,159)                      (1,097)                      (1,021)
Other assets                             6,258                        5,188                        5,138
                                      --------                     --------                     --------

Total average assets                 $ 346,477                      334,103                      322,835
                                      ========                     ========                     ========

Interest-bearing liabilities:
  NOW, money market and
   savings deposits                    117,556    3,195      2.72   117,455    3,337      2.84   115,940     3,666     3.16
  Time deposits                        162,297    8,298      5.11   154,685    7,839      5.07   150,890     7,870     5.22
  Other borrowed funds                     860       53      6.16       443       27      6.09         -         -        -
                                      --------  -------    ------  --------  -------    ------  --------   -------   ------

Total interest-bearing liabilities     280,713   11,546      4.11   272,583   11,203      4.11   266,830    11,536     4.32

Other liabilities and stockholders
equity:
Demand deposits                         31,955                       27,864                       25,746
Other liabilities                        2,538                        2,117                        1,606
Stockholders' equity                    32,115                       31,539                       28,653
                                      --------                     --------                     --------

Total average liabilities and
  stockholders equity                $ 346,477                      334,103                      322,835
                                      ========                     ========                     ========

Net interest income                             $10,721                        9,513                         8,810
                                                =======                      =======                       =======
  Net Interest spread*                                       2.88%                        2.65                         2.58
                                                           ======                       ======                       ======
  Net interest margin*                                       3.49%                        3.23                         3.14
                                                           ======                       ======                       ======

* Interest yields have been presented on a tax equivalent basis using a 34% income tax rate.
** Non-accrual loans have been included in average balances, thereby reducing yields.
*** Primarily consists of mortgage-backed securities and collateralized mortgage obligations.

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

Table II - Analysis of Changes in Net Interest Income (dollars in thousands)

                                                    1997 over 1996                             1996 over 1995
                                    ---------------------------------------------------------------------------------------
                                      Increase        Increase                     Increase      Increase
                                     (Decrease)      (Decrease)       Total       (Decrease)    (Decrease)       Total
                                       due to          due to        Increase       due to        due to        Increase
                                       Volume           Rate        (Decrease)      Volume         Rate        (Decrease)
                                    --------------  -------------  ------------- ------------- -------------- -------------
Interest-earning assets:
     Interest bearing deposits
       with financial institutions   $           70             (8)            62          (122)           (38)         (160)
     Federal funds sold                          59             26             85           (47)           (10)          (57)

     Securities:
        U.S. governments                        125            192            317          (670)          (419)       (1,089)
        State and municipals                     24             64             88             9           (201)         (192)
        Other*                                 (337)           138           (199)          412            (37)          375

        Loans, net                            1,085            113          1,198         1,493              -         1,493
                                     --------------  -------------  ------------- ------------- -------------- -------------

Total interest income                         1,026            525          1,551         1,075           (705)          370
                                     --------------  -------------  ------------- ------------- -------------- -------------

Interest-bearing liabilities:
        NOW, money market and
         savings deposits                         3           (145)          (142)           48           (377)         (329)
        Time deposits                           385             74            459           198           (229)          (31)
        Other borrowed funds                     25              1             26            27                           27
                                     --------------  -------------  ------------- ------------- -------------- -------------

        Total interest expense                  413            (70)           343           273           (606)         (333)
                                     --------------  -------------  ------------- ------------- -------------- -------------
Net interest income                  $          613            595          1,208           802            (99)          703
                                     ==============  =============  ============= ============= ============== =============

--------------------
* Consists primarily of mortgage backed securities and collateralized mortgage obligations.

INTEREST EXPENSE - DEPOSITS
---------------------------

         Interest-bearing demand deposits consist of NOW, money market, and savings deposits. These accounts averaged approximately $117,556,000 in 1997 compared to $117,455,000 in 1996 and $115,940,000 in 1995. Time deposits, which consist of certificate of deposits and individual retirement accounts averaged $162,297,000 in 1997, $154,685,000 in 1996, and $150,890,000 in 1995. Average
interest bearing deposits increased $7,713,000 from 1996 to 1997 and $5,753,000 from 1995 to 1996. Total interest expense increased slightly in 1997 from 1996 due primarily to volume. Total interest expense decreased slightly between 1996 and 1995 primarily due to rates. Longer-term interest rates moved down slightly during 1997 while short term rates increased slightly as the yield curve flattened. Interest rates increased sharply in the beginning of 1995 but then leveled and moved slightly downward toward the end of the year. The average interest rate on interest-bearing liabilities was 4.11% in 1997, 4.11% in 1996, 4.32% in 1995.

NON-INTEREST INCOME
-------------------

         Income from sources other than interest-earning assets excluding securities transactions is derived primarily from fiduciary activities and service charges on customer deposit accounts. Non-interest income, excluding securities transactions, was $3,099,0000 in 1997 compared to $2,524,000 in 1996 and $2,137,000 in 1995. The increase of approximately $575,000 in 1997 over 1996 was primarily the result of increases in service charge income on customer deposit accounts, as well as increases in trust fiduciary income and other fee income. The increase of approximately $387,000 in 1996 over 1995 was primarily the result of increases in service charge income on customer deposit accounts and increases in trust fiduciary income.

NON-INTEREST EXPENSE
--------------------

         Total non-interest expense was $9,265,000 in 1997 compared to $8,038,000 in 1996, and $7,556,000, in 1995. These increases are explained in further detail by category below.

         PERSONNEL EXPENSE. Personnel costs for 1997 were $5,601,000, $4,770,000 in 1996, and $4,205,000 in 1995. The increase of $831,000 over 1996 was due primarily to general increases in salaries and benefits, as well as a full year of expense related to the acquisition of the Waskom Bank. The increase due to the Waskom Bank was approximately $268,000.

         OCCUPANCY EXPENSE AND EQUIPMENT EXPENSE. Total occupancy and equipment expenses were $1,038,000 in 1997, $927,000 in 1996, and $781,000 in 1995. The
increase in 1997 was due to remodeling at the main bank location at 201 W. Main Street, Henderson, Texas, the addition of a trust office in Corsicana, Texas, maintenance and service contracts, and the full year effect of the acquisition of the Waskom Bank. The increase due to the Waskom Bank was approximately $74,000. The increase in 1996 over 1995 was due to remodeling related expenses, property tax increases, increased depreciation due to document imaging as well as higher maintenance and service contract costs.

         REGULATORY ASSESSMENTS AND OTHER EXPENSES. Regulatory assessments were $127,000 in 1997 compared to $191,000 in 1996 and $407,000 in 1995. The decrease in regulatory assessments from 1996 to 1997 and from 1996 and 1995 was a result of decreases in FDIC assessments. In 1996 the Jefferson branch was charged a one-time assessment for former savings and loan deposits of approximately $73,000. Other expenses were $2,499,000 in 1997 compared to $2,150,000 in 1996, and $2,163,000 in 1995. The increase in 1997 from 1996 is due to legal fees, stationery and supplies, telephone, hotels and travel, educational meetings, special events, Pulse service fees, and the effects of a full year of other expenses related to the acquisition of the Waskom Bank. The increase due to the Waskom Bank was approximately $285,000. The decrease in 1996 from 1995 was the result of cost cutting efforts. Decreases occurred in legal fees, franchise tax, stationery and supplies, advertising, telephone, entertainment and education. Increases did occur in some categories such as other professional fees, insurance, fraud expense, and credit card and merchant processing expenses.

PROVISION FOR LOAN LOSSES
-------------------------

         The provision for loan losses is the amount that is added to the allowance for loan losses through a charge against earnings to maintain an appropriate balance in the allowance with respect to outstanding loans. Management evaluates the adequacy of the level of the allowance for loan losses in relation to the level of the total loan portfolio and the elements of risk estimated to be present in an effort to afford adequate reserves to cover potential loan losses in the future. Due to average loan growth of approximately 14%, a provision of $330,000 was made to the allowance for loan losses during 1997. In 1996 management made a provision of $264,000 due to average loan growth of approximately 24%, and in 1995 management made a provision of $180,000 also due to rapid average loan growth of approximately 29%. See "Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Company -- Allowance for Loan Losses" for more discussion relative to the provision for loan losses.

INCOME TAXES
------------

         The Company's effective tax rate was 23.2% in 1997, 24.9% in 1996, and 20.1% in 1995. This effective rate is less than the statutory rate primarily because of tax-free income provided from state and municipal bonds, leases and obligations. As these tax-free investments, leases, and obligations mature and are replaced, the effective tax rate is affected.

FINANCIAL CONDITION
-------------------

         The Company's balance sheet has emphasized management's philosophy of maximizing returns through securities. As detailed in the following Table III, securities have been the Company's largest asset for the last five years totaling 60.8%, 63.9%, 69.3%, 71.6%, and 71.2%, of total assets for the years 1997 through 1993, respectively. Total assets have grown from a December 31, 1993, level of $257,721,000 to $358,493,000 at December 31, 1997. The increase in total assets that resulted from the Waskom transaction in 1996 was approximately $25,700,000. The increase in loans that resulted from the Waskom transaction was approximately $5,600,000. Approximately $4,600,000 increase in loans was recognized from the branches acquired in 1994. Total assets at year-end 1994 increased approximately $55,317,000 from 1993 total assets of $257,721,000. The increase was due to the Jefferson acquisition and NationsBank acquisitions which accounted for approximately $14,556,000 and $45,676,000 in total assets, respectively.

Table III - Condensed Balance Sheet Information (dollars in thousands)


                                                                                At December 31,
                                                     ------------------------------------------------------------------
                                                        1997          1996         1995          1994          1993
                                                     ------------------------------------------------------------------
Assets:
     Interest-bearing deposits
      with financial institutions                    $    8,212         3,892        2,642         3,661         10,896

     Federal funds sold                                   5,040         1,150            -         2,000              -
     Securities                                         217,973       228,155      226,450       224,244        183,419
     Loans, net                                         106,061       100,825       80,499        63,784         51,552
     Cash and due from banks                              8,886        12,413        8,916         8,688          6,735
     Other                                               12,321        10,395        8,372        10,661          5,119
                                                     ----------    ----------   ----------    ----------    -----------

     Total assets                                    $  358,493       356,830      326,879       313,038      257,721
                                                     ==========   ===========   ==========    ==========    ===========

Liabilities:
     Demand deposits-non-interest bearing            $   32,860        31,785       28,435        25,164         21,645

     Interest-bearing demand and
        savings deposits                                126,016       120,468      114,295       116,259         99,640
     Time deposits                                      163,231       168,420      150,881       144,099        105,867
                                                     ----------    ----------   ----------    ----------    -----------
     Total deposits                                     322,107       320,673      293,611       285,522        227,152

     Other liabilities                                    3,657         4,169        2,062         1,369          1,409
                                                     ----------    ----------   ----------    ----------    -----------
     Total liabilities                                  325,764       324,842      295,673       286,891        228,561

Stockholders' equity                                     32,729        31,988       31,206        26,147         29,160
                                                     ----------    ----------   ----------    ----------    -----------

     Total liabilities and
        stockholders' equity                         $  358,493       356,830      326,879       313,038        257,721
                                                     ==========    ==========   ==========    ==========    ===========


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

OPERATING ACTIVITIES
--------------------

         The Company uses cash in the conduct of its day-to-day operations for such normal purposes as payroll, equipment and facilities acquisition and maintenance, advertising, data processing, customer service activity, and administrative activity. The Company generates cash from operations by charging fees and service charges as well as the net interest earned from the investment of customer deposits. Net cash provided by operating activities was $3,341,000 in 1997, $4,819,000 in 1996 and $3,942,000 in 1995.

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

Table IV - Rate Sensitivity Analysis (dollars in thousands)

Interest Sensitivity/Gap Analysis
December 31, 1997


                                                                                              Over
                                  1 - Month     3 - Month    6 - Month      1 - Year      1 - Year        Total
Earning assets:
     Loans                          $14,560         3,639        3,475         6,295        80,037      108,006
     Securities                      32,333         9,457        5,155        27,010       144,018      217,973
     Other earning assets            12,359             -          297           391           205       13,252
                                  ---------     ---------    ---------      --------      --------      -------
                                     59,252        13,096        8,927        33,696       224,260      339,231

Funding Source-
     Interest bearing deposits      151,901        28,253       25,238        48,532        35,323      289,247
                                  ---------     ---------    ---------      --------      --------      -------

Repricing/Maturity Gap:
     Period                       $ (92,649)    $ (15,157)   $ (16,311)     $(14,836)     $188,937
                                  =========     =========    =========      ========      ========

     Cumulative                     (92,649)     (107,806)    (124,117)     (138,953)       49,984
                                  =========     =========    =========      ========      ========

Period/Total Earning Assets         (27.31%)       (4.47%)      (4.81%)       (4.37%)       55.70%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------

         Interest rate risk can be defined as the exposure of the Company's net interest income to adverse movements in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. Although the Company manages other risks, as in credit and liquidity risk, in the normal course of its business, management considers interest rate risk to be its most significant market risk and could potentially have a material effect on the Company's financial condition and results of operations. The Company has no trading account nor does it engage in any trading activities.

         A derivative financial instrument includes futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Company does not currently use derivatives to manage market and interest rate risks. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expirations dates and may require collateral from the borrower if deemed necessary by the Company. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

         The Company's interest rate risk management is the responsibility of the Investment Committee, which reports to the Board of Directors. The Investment Committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. Potential economic losses due to future interest rate changes can be reflected as a loss of future net interest income and/or a loss of current fair market value. Management recognizes certain risks are inherent and that the goal is to measure the effect on net interest income and to adjust the balance sheet to minimize the risk while at the same time maximize income.

         The Company continues to reduce the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. To accomplish this, management has undertaken steps to increase the percentage of variable rate assets, as a percentage of its total earning assets. The Company's adjustable rate loans are primarily tied to published indices, such as the Wall Street Journal prime rate. Adjustable rate mortgage backed securities are typically tied to the 11th District Cost of Funds index ("COFI"), the London Interbank Offered Rate ("LIBOR"), or the Constant Maturity Treasury ("CMT") index.

         The Company's exposure to interest rate risk is reviewed on a regular basis. The Company utilizes a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both an immediate rise or fall in interest rates (rate shock) over a twelve-month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities as well as projections for anticipated activity levels by product lines offered by the Company. The simulation model also takes into account the Company's historical core deposits. Management considers the Company's market risk to be acceptable at this time.

         The table below represents in tabular form contractual balances of the Company's on-balance sheet financial instruments at the expected maturity dates as well as the fair value of those on-balance sheet financial instruments for the year ended December 31, 1997. The expected maturity categories take into consideration historical prepayment speeds as well as actual amortization of principal and does not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction, over and above normal amortization. The actual maturities of these instruments could vary substantially if future prepayments differ from the Company's historical experience. The Company's assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, are considered to be long term in nature by the Company and are reported in the "Over 5 years" column. The Company does not consider these financial instruments to be materially sensitive to interest rate fluctuations and historically the balances have remained fairly constant over various economic conditions. The weighted average effective interest rates for the various assets and liabilities presented are actual as of December 31, 1997.

         The fair value of cash, interest-bearing deposits with financial institutions, federal funds sold, and interest receivable and payable approximate their book values due to their short maturities. The fair value of investment securities are based on third party pricing obtained by the Company's portfolio accounting service provider. Stock of the Federal Reserve Bank and Texas Independent Bank does not have a market and is shown at cost. The fair value of loans are estimated in portfolios with similar financial characteristics and takes into consideration discounted cash flows through the estimated maturity or repricing dates using estimated market discount rates that reflect credit risk. The fair value of demand deposits, NOW, money market, and savings account is the amount payable upon demand. The fair value of time deposits is based upon the discounted value of contractual cash flows, which is estimated using current rates offered for deposits of similar remaining terms.

Table V - Market Risk Sensitive Instruments (dollars in thousands)

Scheduled maturity of market risk sensitive instruments at December 31, 1997:


                                                                                                          Weighted
                                                                                                           Average
                                                                             Over                Fair     Effective
                         Year 1    Year 2     Year 3    Year 4    Year 5    5 Years    Total     Value      Yield
   ASSETS
   Securities
Fixed Rate               35,006    61,757     23,084     9,934     5,938    12,833   148,552   148,917       5.93%
Floating Rate             7,980     2,689      7,497     7,880     5,093    37,914    69,053    69,053       6.29%
Equity Securities                                                              368       368       368       5.69%
                        ------------------------------------------------------------------------------
Total Securities         42,986    64,446     30,581    17,814    11,031    51,115   217,973   218,338
   Loans
Fixed Rate               37,059    18,460     16,459     6,597     7,053     7,499    93,127    89,033       9.69%
Floating Rate             7,015       667      1,309     1,052       692     4,144    14,879    14,879       9.08%
                        ------------------------------------------------------------------------------
  Total                  44,074    19,127     17,768     7,649     7,745    11,643   108,006   103,912

   LIABILITIES
Savings, NOW,
   and Money Market
   Deposits                   -         -          -         -         -   126,016   126,016   126,016       2.72%
Certificates of         143,378    13,880      4,052       735     1,186         -   163,231   163,872       4.58%
   Deposit
Short-term
   Borrowings                 -       844          -         -         -         -       844       844       5.61%

LOANS
-----

         The Company's loan portfolio consists primarily of real estate, commercial and industrial, and consumer loans. Total loans were $108,006,000 at December 31, 1997 compared to $103,185,000 at December 31, 1996 and $82,687,000
at December 31, 1995.

         As can be seen in Table V, a strong increase of approximately 17.2% in commercial and industrial loans, a moderate increase of approximately 8.5% in real estate loans occurred while installment loans decreased a moderate 9.7% in 1997. The increases in 1996 from 1995 were the result of strong loan demand and an approximately $6,100,000 increase due to the acquisition of Waskom. Increases in loans not related to the acquisition of Waskom were also the result of marketing efforts aimed at real estate and installment customers. The increase in 1995 is the result of increased loan demand, marketing efforts and branch acquisitions. The increase in 1994 over 1993 is partially attributable to the acquisition of the Jefferson Branch, and the NationsBank Branches and an increase in lease financing receivables and tax-exempt obligations.

         At December 31, 1997, real estate mortgage loans comprised 46.4% of the loan portfolio, compared to 44.8% and 43.7% at December 31, 1996, and December 31, 1995, respectively.

Table VI - Loan Information (dollars in thousands) - Outstanding Balances at:

                                                                  December 31,
                                      -------------------------------------------------------------------
Types of Loans                            1997          1996         1995          1994         1993
--------------                        ------------- ------------- ------------ ------------- ------------
Commercial and industrial              $    27,973        23,863       22,444        18,410       14,787

Real estate - mortgage                      50,122        46,211       34,009        28,683       24,404

Installment                                 29,911        33,111       26,234        18,123       13,956
                                      ------------- ------------- ------------ ------------- ------------
Total                                  $   108,006       103,185       82,687        65,216       53,147
                                      ============= ============= ============ ============= ============

         Approximately 13% of the Company's loans have adjustable interest rates, while most loans are on fixed rates maturing within five years. Table VII presents a maturity analysis of the Company's loan portfolio at December 31, 1997:

Table VII - Loan Interest and Maturity Information (dollars in thousands)

                                                                          At December 31, 1997
                                                       -----------------------------------------------------------
                                                            Commercial           Real
                                                        and Industrial         Estate    Installment       Totals
                                                       ----------------  ------------- -------------- ------------
Fixed rate loans:
   Mature within one year                               $        5,638          3,821          5,614       15,073
   Mature in one to five years                                  10,321         31,335         23,104       64,760
   Mature after five years                                       3,600          9,653            505       13,758
                                                       ----------------  ------------- -------------- ------------
             Total fixed rate loans                             19,559         44,809         29,223       93,591
Floating rate loans:
   Mature within one year                                        5,326          1,234            453        7,013
   Mature in one to five years                                   1,677          1,807            235        3,719
   Mature after five years                                       1,411          2,272              -        3,683
                                                       ----------------  ------------- -------------- ------------
             Total floating rate loans                           8,414          5,313            688       14,415

Total loans:
   Mature within one year                                       10,964          5,055          6,067       22,086
   Mature in one to five years                                  11,998         33,142         23,339       68,479
   Mature after five years                                       5,011         11,925            505       17,441
                                                       ----------------  ------------- -------------- ------------
             Total loans                                $       27,973         50,122         29,911      108,006
                                                       ================  ============= ============== ============

ALLOWANCE FOR LOAN LOSSES
-------------------------

         In 1997, 1996 and 1995 respectively the Company made provisions to increase the allowance for loan losses by $330,000, $264,000 and $180,000. The larger provision during 1997 was made due to continued growth in loan and lease balances. The acquisition of the Waskom Bank accounted for approximately $24,000 of the increase in the allowance for loan losses in 1996. As in 1997, increases in 1996 and 1995 were due to continued increases in loan and lease balances. In 1997 the Company experienced net charge offs of $227,000 compared to net charge offs in 1996 of $161,000. The balance in allowance for loan losses at December 31, 1997 was $1,249,000 compared to the December 31, 1996 balance of $1,146,000 and the December 31, 1995 balance of $1,019,000. The allowance for loan losses at December 31, 1997, 1996 and 1995, was 1.16%, 1.11%, and 1.23%, of outstanding loans, respectively.

          By its nature, the process through which management determines the appropriate level of the allowance requires considerable judgment. The determination of the necessary allowance and, correspondingly, the provision for loan losses, involves assumptions about and projections of national and local economic conditions, the composition of the loan portfolio, and prior loss experience, in addition to other considerations. As a result, no assurance can be given that future losses will not vary from the current estimates. However, management believes that the allowance at December 31, 1997 is adequate to cover losses inherent in its loan portfolio. A migration analysis and an internal classification system for loans also helps identify potential problems. From these analyses, management determines which loans are potential candidates for nonaccrual status or charge-off. Management continually reviews loans and classifies them consistent with the regulatory guidelines to help ensure that an adequate allowance is maintained.

         The Company uses a combination of a loss migration approach and a specific allocation approach to determine the adequacy of the allowance for loan and lease losses. In general, the migration analysis tracks, on a quarter by quarter basis, the percentage of various classified loan pools which ultimately becomes a loss over a twelve month time period. The sum of the loss percentages for each quarter of the analysis is used to estimate the loss that exists in the Company's current population of classified loans. The methodology for determining loss percentages on unclassified loans is based on historical losses on the pool of loans that were considered pass credits twelve months prior to the loss. Adjustments are then made to account for risks in the portfolio associated with: (1) levels of, and trends in, delinquencies and non-accruals;
(2) trends in volume and terms of loans; (3) changes in lending policies and procedures; (4) experience, ability and depth of lending management and staff;
(5) national and local economic trends and conditions; and (6) concentrations of credit.

         Based on historical trends, the Company estimates that approximately $319,000 will be charged off in the year ending December 31, 1998. The breakdown of this estimate is as follows: $39,000 in commercial and industrial, $30,000 in real estate - mortgage, and $250,000 in installment.

Table VIII - Analysis of Allowance of Loan Losses (dollars in thousands)


                                                                          Years Ended December 31,
                                                  -------------------------------------------------------------------
                                                      1997         1996          1995         1994          1993
                                                  ------------- ------------ ------------- ------------ -------------
Balance at beginning of period                      $    1,146        1,019           997        1,014         1,624

Charge-offs:
  Commercial and industrial                                 57           20            90           27           148
  Real estate mortgage                                                    -                          2            15
                                                             1                          -
  Installment loans                                        289          223           157           33            67
                                                  ------------- ------------ ------------- ------------ -------------
        Total charge-offs                                  347          243           247           62           230
                                                  ------------- ------------ ------------- ------------ -------------

Recoveries:
  Commercial and industrial                                 49           28            40          157            70
  Real estate mortgage                                       -            -             -            -             -
  Installment loans                                         71           54            49           38            50
                                                  ------------- ------------ ------------- ------------ -------------
        Total recoveries                                   120           82            89          195           120
                                                  ------------- ------------ ------------- ------------ -------------

Net charge-offs (recoveries)                               227          161           158         (133)          110

Additions charged (credited) to operations                 330          264           180         (150)         (500)

Addition due to acquisition
                                                             -           24             -            -             -
                                                  ------------- ------------ ------------- ------------ -------------

Balance at end of period                            $    1,249        1,146         1,019          997         1,014
                                                  ============= ============ ============= ============ =============

Average loans outstanding
  during the period*                                $  101,245       88,684        71,347       55,516        52,757

Gross charge-offs as a percent
  of average loans*                                      0.34%         0.29          0.35         0.11          0.44

Recoveries as a percent
  of gross charge-offs                                  34.58%        33.75         36.03       314.52         52.17

Ratio of net charge-offs (recoveries)
  during the period to average loans
  outstanding during the period*                         0.22%         0.19          0.22       (0.24)          0.21

*     Net of unearned income

Table IX - Allocation of Allowance for Loan Losses (dollars in thousands)

                                                                 As of December 31,
                          ------------------------------------------------------------------------------------------------

                                1997                1996               1995                1994                1993
                          -----------------  ------------------  -----------------   -----------------   -----------------

                          Reserve            Reserve             Reserve             Reserve             Reserve
                          Amount   Ratio*     Amount   Ratio*    Amount   Ratio*     Amount   Ratio*     Amount   Ratio*
                          -------- --------  --------- --------  -------- --------   -------- --------   -------- --------
Commercial
and industrial            $   619     49.5%  $    359     23.1%  $   468     27.2%   $   239     29.7%   $   343     27.8%

Real estate -
mortgage                      191     15.3         81     44.8       112     41.1        123     43.7        122     45.9

Installment                   413     33.1        420     32.1       366     31.7         86     26.6        113     26.3

Unallocated                    26      2.1        286      N/A        73      N/A        549      N/A        436      N/A
                          -------- --------  --------- --------  -------- --------   -------- --------   -------- --------

                          $ 1,249    100.0%  $  1,146    100.0%   $1,019    100.0%   $   997    100.0%   $ 1,014    100.0%
                          ======== ========  ========= ========  ======== ========   ======== ========   ======== ========

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

         Nonaccrual loans totaled $172,000 in 1997, $147,000 in 1996, and $99,000 in 1995. The increase from 1996 to 1997 was the result of one loan being moved to nonaccrual status. The increase in nonaccrual loans in 1996 was the result of the Waskom Bank acquisition. The decrease in 1995 was the result of one nonaccrual loan being paid off and reductions by payments received on loans. Restructured loans include those for which there has been a reduction in stated interest rate, extension of maturity, reduction in face amount of debt, or reduction in accrued interest. As of December 31, 1997, the Company had no restructured loans.

         Loans past due over ninety days and still accruing interest were $20,000 at December 31, 1997, a decrease from the December 31, 1996 amount of $33,000.

Table X - Analysis of Nonaccrual, Past Due, Other Real Estate, and Restructured Loans (dollars in thousands)

                                                                                  At December 31,
                                                  -------------------------------------------------------------------
                                                      1997         1996          1995         1994          1993
                                                  ------------- ------------ ------------- ------------ -------------
Nonaccrual loans                                    $      172          147            99          195           233
Restructured loans                                           -            -             -            -             -
Other impaired loans                                         -            -             -            -             -
Other real estate                                          186          151             -            -             4
                                                  ------------- ------------ ------------- ------------ -------------

Total nonperforming assets                                 358          298            99          195           237
                                                  ============= ============ ============= ============ =============

Allowance for loan loss to
  nonperforming assets                                  348.88%      384.90       1029.29       511.28        427.85

Nonperforming assets as a per-
  centage of stockholders' equity                          1.1%          .9            .3           .7            .8

Loans past due 90+ days and
  still accruing                                    $       20    $      33            41           33            33
                                                  ============= ============ ============= ============ =============

Other potential problem loans                                -            -             -            -             -
                                                  ============= ============ ============= ============ =============

Income that would have been
  recorded in accordance with
  original terms                                    $        5            7             5           20            18

Less income actually
  recorded                                                   -            3             -            -             -
                                                  ------------- ------------ ------------- ------------ -------------

Loss of income                                      $        5           4              5           20            18
                                                  ============= ============ ============= ============ =============

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

         Management's strategy with respect to securities is to maintain a very high quality portfolio with generally short duration. The quality of the portfolio is maintained with 85% of the total comprised of U.S. Treasury, federal agency securities, and agency issued mortgage securities. Treasury holdings are currently positioned in a ladder structure. Three year treasury bonds are purchased quarterly, held for two years, then sold with one year left to maturity to take advantage of the slope in the yield curve. The collateralized mortgage obligations (CMOs) and mortgage backed securities (MBS) held by the Company are backed by agency collateral which consists of loans issued by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Corporation (FNMA), and the Government National Mortgage Association
(GNMA) with a blend of fixed and floating rate coupons.

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

         Prepayment risk is the risk of borrowers paying off their loans sooner than expected in a falling rate environment by either refinancing or curtailment. Extension risk is the risk that the underlying pool of loans will not exhibit the expected prepayment speeds thus resulting in a longer average life and slower cash flows than anticipated at purchase. Interest rate risk is based on the sensitivity of yields on assets which change in a different time period or in a different proportion from that of current market interest rates. This may be as a result of a lagging index, such as the Cost of Funds Index or periodic and annual caps on floating rate pools. Changes in average life due to prepayments and changes in interest rates in general will cause the market value of MBS and CMOs to fluctuate.

         The Company's MBS portfolio consists of fixed rate balloon maturity pools with short stated final maturities, fixed rate conventional mortgage pools, and adjustable rate mortgage (ARM) pools with coupons that reset annually and have longer maturities. Investments in CMOs consist mainly of Planned Amortization Classes (PAC), Targeted Amortization Classes (TAC), and sequential classes. Floating rate securities make up 77% of the CMO portfolio. Support and liquidity classes with longer average lives and floating rate coupons are a relatively small portion of the portfolio.

         To maximize after-tax income, investments in tax-exempt municipal securities are utilized, but with somewhat longer maturities.

         At December 31, 1997, the Company's level of structured notes was insignificant.

         Securities are the Company's single largest interest-earning asset representing approximately 61%, 64%, and 69% of total assets at December 31, 1997, 1996, and 1995 respectively. The investment portfolio totaled $218.0 million at December 31, 1997, down from $228.2 million at December 31, 1996, and from $226.4 million at December 31, 1995.

          The various types of securities held by the Company are listed below in Table XI:

Table XI - Investment Securities Information (dollars in thousands)


Held to Maturity Portfolio                                        At December 31,
                                                  ---------------------------------------------
(Carried at Amortized Cost)                           1997            1996            1995
                                                  -------------   -------------   -------------

U.S. Treasuries                                     $    7,038           7,062           7,087
U.S. Government Agencies                                10,144          10,215          16,293
State and Municipal                                     32,213          34,069          32,511
Corporate securities                                         -           2,508           2,541
                                                  -------------   -------------   -------------
                                                        49,395          53,854          58,432

Mortgage-backed securities
and collateralized mortgage
obligations                                             19,838          28,561          24,318
                                                  -------------   -------------   -------------

Total Held to Maturity                               $  69,233          82,415          82,750
                                                  =============   =============   =============
Available for Sale Portfolio                                      At December 31,
                                                  ---------------------------------------------
(Carried at Market Value)                             1997            1996            1995
                                                  -------------   -------------   -------------

U.S. Treasuries                                      $  60,282          54,115          56,867
U.S. Government Agencies                                20,029          17,716          21,271
Corporate securities                                         -           1,004
                                                                                         3,034
Other securities                                           368             348             348
                                                  -------------   -------------   -------------
                                                        80,679          73,183          81,520
Mortgage-backed securities and
collateralized mortgage obligations                     68,061          72,557          62,180
                                                  -------------   -------------   -------------

Total Available for Sale                              $148,740         145,740         143,700
                                                  =============   =============   =============

         The maturities and weighted yields of each portfolio by type of security and their book and market values are detailed below in Table XII:

Table XII - Investment Securities Maturities and Yield Information (dollars in thousands)

Held to Maturity Portfolio (Carried at amortized cost):

                                                    As of December 31, 1997

                     Matures in        Matures in       Matures in        Matures in       Amortizing
                   1 Year or Less      1-5 Years        5-10 Years      After 10 Years     Securities      Total
                  ----------------- ---------------- ----------------- ---------------- -----------------  Book    Market
                  Balance     Yield Balance    Yield Balance     Yield Balance    Yield Balance     Yield  Value    Value
                  -------- -------- -------- ------- -------- -------- -------- ------- -------- -------- -------  -------
U.S Treasury and
government
agencies          $ 4,992    6.82%   12,190     5.60       -        -        -        -       -        -  17,182   17,199

State and
Municipal*          6,543     6.57   13,461     6.66   8,116     7.65    4,093     7.47       -        -  32,213   32,573

Corporate
securities              -        -        -        -       -        -        -        -       -        -       -        -
                  -------- -------- -------- ------- -------- -------- -------- ------- -------- -------- -------  -------

                   11,535     6.68   25,651     6.16   8,116     7.65    4,093     7.47       -        -  49,395   49,772

Mortgage-backed
securities              -        -        -        -       -        -        -        -  19,838     6.11  19,838   19,826
                  -------- -------- -------- ------- -------- -------- -------- ------- -------- -------- -------  -------
Total             $11,535     6.68   25,651     6.16   8,116     7.65    4,093     7.47  19,838     6.11  69,233   69,598
                  ======== ======== ======== ======= ======== ======== ======== ======= ======== ======== =======  =======

Available for Sale Portfolio (Carried at Market Value):

                                                          As of December 31, 1997
                                                          -----------------------
                     Matures in        Matures in       Matures in        Matures in       Amortizing
                   1 Year of Less      1-5 Years        5-10 Years      After 10 Years     Securities       Total
                  ----------------- ----------------  ---------------- ----------------  ----------------  Amortized   Market
                  Balance    Yield  Balance    Yield  Balance   Yield  Balance    Yield  Balance    Yield    Cost       Value
                  -------  -------  -------  -------  ------- -------  -------  -------  -------  -------  ---------  -------
U.S Treasury and
government
agencies          $18,990     5.21   61,005     6.05       -        -        -        -       -        -     79,995    80,311

Corporate               -        -        -        -       -        -        -        -       -        -          -         -
securities

Other securities        -        -      368     5.70       -        -        -        -       -        -        368       368
                  -------  -------  -------  -------  ------  -------  -------  -------  ------  -------    -------   -------
                   18,990     5.21   61,373     6.05       -        -        -        -       -        -     80,363    80,679

Mortgage-backed
securities and
collateralized
mortgage
obligations             -        -        -        -       -        -        -        -  68,885     6.18     68,885    68,061
                  -------  -------  -------  -------  ------  -------  -------  -------  ------  -------    -------   -------
Total             $18,990     5.21   61,373     6.05       -        -        -        -  68,885     6.18    149,248   148,740
                  =======  =======  =======  =======  ======  =======  =======  =======  ======  =======    =======   =======


* Yields are stated on a tax-equivalent basis at a 34% effective tax rate.

DEPOSITS
--------

      Total deposits at December 31, 1997 were $322.1 million, an increase of approximately $1.4 million from the December 31, 1996 deposit total of $320.7 million. Deposits totaled approximately $293.6 million at December 31, 1995. Approximately $21.6 million of the increase from 1995 to 1996 was a result of the Waskom Bank acquisition.

      Total average deposits in 1997 were $311,808,000, an increase of $11,804,000 over the December 31, 1996 total of $300,004,000. Average deposits at December 31, 1995 were $292,576,000. The majority of the increase from 1996 to 1997 and from 1995 to 1996 was a result of the Waskom Bank acquisition.

      The average balances of the various deposit types for the last three years along with the interest paid and average deposit interest rates follow:

Table XIII - Analysis of Depositor Average Balances (dollars in thousands)

                                                               Year Ended December 31,
                             -----------------------------------------------------------------------------------------------

                                          1997                           1996                            1995
                             ------------------------------   -----------------------------   ------------------------------
                               Average   Interest   Average    Average   Interest   Average    Average  Interest   Average
                              Balances    Expense      Rate   Balances    Expense      Rate   Balances   Expense      Rate
Non-interest-bearing
demand                        $ 31,955         -          -%  $ 27,864          -         -%  $ 25,746         -         -%

Interest-bearing demand         73,665     1,910       2.59     72,194      2,015      2.79     68,590     2,210      3.22

Savings                          9,419       250       2.65      8,442        226      2.68      7,756       212      2.73

Money market accounts           34,472     1,035       3.00     36,819      1,096      2.98     39,594     1,244      3.14

Time                           162,297     8,298       5.11    154,685      7,839      5.07    150,890     7,870      5.22
                              --------   --------   -------   --------   --------   -------   --------  --------   -------

                  Total       $311,808    11,493       4.11%  $300,004     11,176      4.11%  $292,576    11,536      4.32%
                              ========   =======    =======   ========   ========   =======   ========  ========   =======


         Time deposits consist of certificate of deposits and represent the types of deposits most likely to affect the future earnings of the Company because of their interest rate sensitivity. These deposits are generally more costly sources of funds than other types of deposits. At December 31, 1997, 52.1% of total average deposits were time deposits compared to 52.5%, and 51.4% at December 31, 1996 and 1995, respectively.

         Included in the table below are time deposits at December 31, 1997, with balances of $100,000 or more. These deposits represent 32.6% of total time deposits and, as can be seen in Table XIII, the majority of such deposits will mature within three months, reflecting the volatile nature of these deposits. The cost of these funds is generally higher than for other time deposits. The following table provides an analysis of the maturity of these deposits:

Table XIV - Certificates of Deposit $100,000 or more (dollars in thousands) at December 31, 1997

                                                         Maturity from         Percent of
                                                     December 31, 1997              Total
                                                     -----------------       ------------
Three months or less                                         $  34,509             64.83%
Within months four through six                                   3,483               6.54
Within months seven through twelve                              12,535              23.55
Over one year                                                    2,703               5.08
                                                          -------------      -------------

                       Total                                 $  53,230            100.00%
                                                          =============      =============

SHORT-TERM BORROWINGS
---------------------

         As of December 31, 1997, the Company's short term borrowings consisted of notes payable issued as a result of the Waskom acquisition. The Waskom notes payable plus accrued interest totaled $894,000 at December 31, 1997 and were accruing interest at the rate of 6.10%. As of March 15, 1998, the balance of the Waskom notes payable had been reduced to $449,000 including accrued interest. The rate of interest on these notes payable changed from 6.10% to 5.61% on September 17, 1997 and will remain at this rate for a period of one year. From time to time, primarily due to decreases in liquidity caused by timing of investment transactions, the Company may borrow on a short-term basis from the Federal Reserve Bank, or purchase federal funds through lines of credit approved at Texas Independent Bank.

CAPITAL RESOURCES
-----------------

         The Company's shareholders' equity of $32,729,000 at December 31, 1997 remains at a level considered to be adequate by management. Profits in excess of dividends paid to shareholders are reflected in the increase in retained earnings from 1996. Approximately $368,000 of the increase in shareholder equity from 1996 to 1997 is due to an improvement in the unrealized gain or loss on available for sale securities. The Company had a net unrealized loss on available for sale securities of approximately $703,000 at December 31, 1996 compared to a loss of approximately $335,000 at December 31, 1997. The decrease in the net unrealized loss on available for sale securities was caused by a decline in long term interest rates which have a positive impact on the market price of many of the Company's investment securities. Shareholders' equity was $31,988,000 at December 31, 1996 and $31,206,000 at December 31, 1995. The
regulatory agencies that govern banks require banks to meet certain minimum capital guidelines. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), Federal bank regulatory agencies adopted new capital adequacy guidelines which link the adequacy of a bank's capital to the risks inherent in both its on and off balance sheet activities. These guidelines are termed "risk based" capital guidelines and became fully effective on December 31, 1992. At that time, banks were required to have a minimum ratio of Tier 1 capital to total risk-adjusted assets, as defined in the regulations, of not less than 4%, and a ratio of combined Tier 1 and Tier 2 capital to total risk-adjusted assets of not less than 8%. Tier 1 capital consists primarily of the sum of common stock and perpetual noncumulative preferred stock less goodwill less certain percentages of other intangible assets. Tier 2 capital consists primarily of perpetual preferred stock not qualifying as Tier 1 capital, perpetual debt, mandatory convertible securities, subordinated debt, convertible preferred stock with an original weighted average maturity of at least five years and the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The federal regulatory agencies may require higher ratios in the event of certain circumstances that they, in their discretion, deem to be of sufficient cause to require higher ratios. At December 31, 1997, Citizens Bank had Tier 1 and total capital ratios of 23.7% and 24.7% respectively. At December 31, 1996, Citizens Bank had a Tier 1 and total capital ratio of 23.5% and 24.4% respectively. At December 31, 1995, Citizens Bank's Tier 1 and total capital ratios were 24.2%, and 25.0% respectively. At December 31, 1997, the Waskom Bank had Tier 1 and total capital ratios of 27.5% and 28.0% respectively. At December 31, 1996, the Waskom Bank had Tier 1 and total capital ratios of 25.3% and 25.5% respectively.

         The Federal and state bank regulatory agencies also require that a bank maintain a minimum leverage capital ratio of Tier 1 capital to average total consolidated assets of at least 3% for the most highly-rated, financially sound banks and a minimum leverage ratio of at least 4% to 5% for all other banks. Adjusted total assets is comprised of total assets less the intangible assets that are deducted from Tier 1 capital. As of December 31, 1997, Citizens Bank's leverage ratio was 9.1%, compared to 9.0% as of December 31, 1996 and 9.5% as of December 31, 1995. As of December 31, 1997, the Waskom Bank's leverage ratio was 9.1%, compared to 8.9% at December 31, 1996.

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

         The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be "well capitalized," an institution is required to have at least a 5% leverage ratio, a 6% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. However, the regulatory agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one category because of safety and soundness concerns. As of December 31, 1997, 1996 and 1995, Citizens Bank met all regulatory requirements to be deemed "well capitalized." As of December 31, 1997 and 1996, the Waskom Bank met all regulatory requirements to be deemed "well capitalized."

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

         During 1997 the Company purchased 14,620 shares of its common stock from five shareholders at an average cost of $12.06 per share. These privately negotiated transactions all occurred prior to the tender offer (see below). The purchase price was paid in cash using available cash resources, and the Company did not incur any debt in connection with these stock repurchases.

         On October 15, 1997, the Company initiated a tender offer to all of its shareholders to purchase an aggregate of 140,000 shares of the Company's common stock (representing approximately 6.6% of such outstanding shares) at a price of $14.50 per share. The tender offer, as extended, expired on November 20, 1997. Fifty-two shareholders of the Company tendered a total of 98,186 shares of common stock in the tender offer representing an aggregate purchase price of $1,423,697. The purchase of shares appropriately tendered and accepted for purchase by the Company was funded entirely from internal resources and no debt was incurred in connection with the transaction. In accordance with applicable law, on the date that the tender offer materials were first mailed to the Company's shareholders, the Company filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule 13E-4 describing the terms of the tender offer.

EMPLOYEES
---------

         At December 31, 1997, the Company employed approximately 144 full-time and 20 part-time employees. Management highly values and respects its excellent relationship with its employees.

COMPETITION
-----------

         The Company services a large portion of the East Texas area with offices in Henderson, Overton, and Mount Enterprise, which includes Rusk County, Jefferson, which includes Marion County, Malakoff and Chandler, which includes Henderson County, Waskom, which includes Harrison County, and Corsicana which includes Navarro County.

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

OUTLOOK AND CORPORATE OBJECTIVES
--------------------------------

         Though many factors such as inflation, interest rate risks, credit quality, regulatory environment and local economic conditions affect the earnings of the Company, the outlook for 1998 appears to be good. The Company faces the challenge of maintaining a high quality loan portfolio while trying to increase its market share of loans, reduce its overhead by utilization of economies of scale, coordinate its branch operations, maintain deposits in a historically low interest rate environment, stay abreast of the latest technological changes, preserve its strong dividend payout, and increase its non interest income.

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

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

         The following new accounting pronouncements were issued during 1997 together with the expected impact on the Company.

         FASB 128, Earnings per Share - This Statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. Due to the relatively simple capital structure of the Company, there was no effect from the implementation of this Statement.

         FASB 129, Disclosure of Information about Capital Structure - This Statement establishes standards for disclosing information about an entity's capital structure. Due to prior disclosures made by the Company, there are no new disclosures as a result of implementation of this Statement.

         FASB 130, Reporting Comprehensive Income - This Statement requires the Company to report both comprehensive income and net income for all periods presented beginning with the quarter ending with March 31, 1998. The Company plans to implement this Statement in 1998.

                         Independent Auditors' Report
                         ----------------------------



The Board of Directors and Stockholders
Henderson Citizens Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

KPMG PEAT MARWICK LLP



Shreveport, Louisiana
March 2, 1998

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1997 and 1996
                (dollars in thousands, except per share amounts)

                    Assets                                                1997     1996
                    ------                                                ----     ----
Cash and due from banks                                               $   8,886    12,413
Interest-bearing deposits with financial institutions                     8,212     3,892
Federal funds sold                                                        5,040     1,150
Securities:
 Held to maturity, approximate market values of $69,598
   in 1997 and $82,465 in 1996                                           69,233    82,415
 Available for sale                                                     148,740   145,740
                                                                        -------   -------
                                                                        217,973   228,155
Loans, net                                                              106,061   100,674
Premises and equipment, net                                               5,209     3,751
Accrued interest receivable                                               3,311     3,449
Other assets                                                              3,801     3,346
                                                                        -------   -------
                                                                      $ 358,493   356,830
                                                                        =======   =======

                    Liabilities and Stockholders' Equity
                    ------------------------------------

Deposits:
 Demand - noninterest-bearing                                         $  32,860    31,785
 NOW accounts                                                            79,810    74,984
 Money market and savings                                                46,206    45,484
 Certificates of deposit and other time deposits                        163,231   168,420
                                                                        -------   -------
         Total deposits                                                 322,107   320,673
Accrued interest payable                                                  1,105     1,144
Other liabilities                                                         2,552     3,025
                                                                        -------   -------
                                                                        325,764   324,842

Stockholders' equity:
 Preferred stock, $5 par value; 2,000,000 shares authorized,
   none issued or outstanding                                         $      --        --
 Common stock, $5 par value; 10,000,000 shares authorized,
   2,160,000 issued                                                      10,800    10,800
 Capital surplus                                                          5,400     5,400
 Undivided profits                                                       18,875    16,825
 Net unrealized losses on securities available for sale,
   net of income taxes                                                     (335)     (703)
                                                                        -------   -------
                                                                         34,740    32,322
 Less treasury stock, 142,506 shares in 1997 and
   29,700 shares in 1996 at cost                                         (2,011)     (334)
                                                                        -------   -------
         Total stockholders' equity                                      32,729    31,988
                                                                        -------   -------
Commitments and contingencies
                                                                      $ 358,493   356,830
                                                                        =======   =======

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                 Years ended December 31, 1997, 1996, and 1995
               (dollars in thousands, except per share amounts)



                                                          1997    1996    1995
                                                          ----    ----    ----

Interest income:
 Loans                                                $   8,840   7,642   6,149
 Investment securities:
   Taxable - available-for-sale                           8,829   8,058   7,693
   Taxable - held-to-maturity                             2,529   3,182   4,261
   Tax-exempt                                             1,478   1,390   1,582
 Federal funds sold                                         202     117     174
 Interest-bearing deposits with financial
   institutions                                             389     327     487
                                                         ------  ------  ------
      Total interest income                              22,267  20,716  20,346
                                                         ------  ------  ------

Interest expense:
 Deposits:
   NOW accounts                                           1,910   2,015   2,210
   Money market and savings                               1,285   1,322   1,456
   Certificates of deposit and other time deposits        8,298   7,839   7,870
 Other borrowed funds                                        53      27      --
                                                         ------  ------  ------
      Total interest expense                             11,546  11,203  11,536
                                                         ------  ------  ------

      Net interest income                                10,721   9,513   8,810

Provision (reduction of allowance) for loan losses          330     264     180
                                                         ------  ------  ------
      Net interest income after provision
       (reduction of allowance) for loan losses          10,391   9,249   8,630
                                                         ------  ------  ------

Other income:
 Net gains (losses) on securities transactions              191     719    (128)
 Income from fiduciary activities                           753     632     587
 Service charges, commissions, and fees                   1,440   1,148     934
 Other                                                      906     744     616
                                                         ------  ------  ------
      Total other income                                  3,290   3,243   2,009
                                                         ------  ------  ------

Other expenses:
 Salaries and employee benefits                           5,601   4,770   4,205
 Occupancy and equipment                                  1,038     927     781
 Regulatory assessments                                     127     191     407
 Other                                                    2,499   2,150   2,163
                                                         ------  ------  ------
      Total other expenses                                9,265   8,038   7,556
                                                         ------  ------  ------

      Income before income tax expense                    4,416   4,454   3,083
Income tax expense                                        1,026   1,110     619
                                                         ------  ------  ------

      Net income                                      $   3,390   3,344   2,464
                                                         ======  ======  ======

      Net income per common share                     $    1.61    1.55    1.14
                                                         ======  ======  ======


See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                 Years ended December 31, 1997, 1996, and 1995
               (dollars in thousands, except per share amounts)


                                                                                     NET
                                                                                  UNREALIZED
                                                                                GAINS (LOSSES)             TOTAL
                                                                                ON SECURITIES              STOCK-
                                     PREFERRED   COMMON   CAPITAL    UNDIVIDED    AVAILABLE    TREASURY   HOLDERS'
                                       STOCK     STOCK    SURPLUS     PROFITS     FOR SALE      STOCK     EQUITY
                                       -----     -----    -------     -------     --------      -----     ------
Balances at December 31, 1994        $    --     10,800     5,400      13,777      (3,830)         --     26,147
 Net income                               --         --        --       2,464          --          --      2,464
 Cash dividends ($0.64 per share)         --         --        --      (1,382)         --          --     (1,382)
 Net change in unrealized gains
   on securities available for sale       --         --        --          --       3,977          --      3,977
                                      ------     ------     -----      ------      ------      ------     ------

Balances at December 31, 1995             --     10,800     5,400      14,859         147          --     31,206
 Net income                               --         --        --       3,344          --          --      3,344
 Cash dividends ($0.64 per share)         --         --        --      (1,378)         --          --     (1,378)
 Net change in unrealized losses
   on securities available for sale       --         --        --          --        (850)         --       (850)
 Purchase of 29,700 shares of
   treasury stock                         --         --        --          --          --        (334)      (334)
                                      ------     ------     -----      ------      ------      ------     ------

Balances at December 31, 1996             --     10,800     5,400      16,825        (703)       (334)    31,988
 Net income                               --         --        --       3,390          --          --      3,390
 Cash dividends ($0.64 per share)         --         --        --      (1,340)         --          --     (1,340)
 Net change in unrealized losses
   on securities available for sale       --         --        --          --         368          --        368
 Purchase of 112,806 shares of
   treasury stock                         --         --        --          --          --      (1,677)    (1,677)
                                      ------     ------     -----      ------      ------      ------     ------

Balances at December 31, 1997       $     --     10,800     5,400      18,875        (335)     (2,011)    32,729
                                      ======     ======     =====      ======      ======      ======     ======



See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1997, 1996, and 1995
                            (dollars in thousands)

                                                                1997      1996      1995
                                                                ----      ----      ----
Operating activities:
 Net income                                                $    3,390     3,344     2,464
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Net amortization (accretion) of premium
     (discount) on securities                                     352       589       (34)
    Net (gains) losses on securities transactions                (191)     (719)      128
    Provision (reduction of allowance) for loan losses            330       264       180
    Depreciation and amortization                                 437       375       421
    Decrease (increase) in accrued interest receivable            138       624      (303)
    Decrease (increase) in other assets                          (618)      (74)      460
    Increase (decrease) in accrued interest payable               (39)      (14)      222
    Increase (decrease) in other liabilities                     (458)      430       404
                                                              -------   -------   -------
       Net cash provided by operating activities                3,341     4,819     3,942
                                                              -------   -------   -------

Investing activities:
 Proceeds from sales of available-for-sale securities          31,909    55,669    15,700
 Proceeds from maturities, paydowns, and calls of
   available-for-sale securities                               18,452    25,473    31,372
 Proceeds from maturities, paydowns, and calls of
   securities held to maturity                                 19,722    15,995    20,636
 Purchases of available-for-sale securities                   (52,634)  (74,142)  (25,676)
 Purchases of securities held-to-maturity                      (6,871)  (11,291)  (38,307)
 Net increase in loans                                         (5,869)  (15,051)  (16,895)
 Proceeds from sales, premises and equipment and
   other real estate                                              157        --        --
 Purchases of bank premises and equipment                      (1,941)     (756)     (270)
 Cash received from acquisitions                                   --     1,544        --
                                                              -------   -------   -------
       Net cash used by investing activities                    2,925    (2,559)  (13,440)
                                                              -------   -------   -------

Financing activities:
 Net increase (decrease) in deposits                            1,434     5,349     8,089
 Cash dividends paid                                           (1,340)   (1,378)   (1,382)
 Purchase of treasury stock                                    (1,677)     (334)       --
                                                              -------   -------   -------
       Net cash provided (used) by financing activities        (1,583)    3,637     6,707
                                                              -------   -------   -------

       Increase (decrease) in cash and cash equivalents         4,683     5,897    (2,791)

Cash and cash equivalents at beginning of year                 17,455    11,558    14,349
                                                              -------   -------   -------

Cash and cash equivalents at end of year                   $   22,138    17,455    11,558
                                                              =======   =======   =======

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1997, 1996, and 1995


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

     CASH AND CASH EQUIVALENTS -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with financial institutions, and federal funds sold. Generally, federal funds are sold for one-day periods.

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

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations, resulting in the establishment of a new cost basis for the security.
                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


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

     While the Company uses available information to recognize losses on loans, future changes to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company
                                                                     (Continued)

            HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


       to record changes to the allowance based on their judgments about information available to them at the time of their examination.

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

     NET INCOME PER COMMON SHARE -- Net income per common share is calculated based on the weighted average number of shares outstanding during the year. The weighted average common shares outstanding were 2,109,747 in 1997, 2,153,333 in 1996 and 2,160,000 in 1995.

     In February 1997, the Financial Accounting Standards Board issued Statement
       128, Earnings Per Share, effective for 1997. The adoption of this Statement had no impact on the Company's calculation or presentation of earnings per share.

     GOODWILL -- Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally five to fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the CompanyOs average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     RECLASSIFICATIONS -- Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation.

(2)  ACQUISITIONS
     ------------

     On September 17, 1996, the Company acquired substantially all of the outstanding shares of Waskom Bancshares, Inc. and its majority owned subsidiary, First State Bank, Waskom, Texas. Pursuant to the purchase agreement, the Company paid $3,463,000, $1,511,000 of

                                                                     (Continued)

            HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


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

     The following unaudited pro forma information reflects the results of operations for the years ended December 31, 1996 and 1995, as though this acquisition had occurred at the beginning of 1995 (in thousands of dollars, except per share amounts):

                                          1996    1995
                                          ----    ----

         Total interest income       $   21,836  21,945
                                         ======  ======

         Net interest income         $   10,080   9,642
                                         ======  ======

         Net income                  $    3,457   2,630
                                         ======  ======

         Net income per share        $     1.61    1.22
                                         ======  ======

(3)  CASH AND DUE FROM BANKS
     -----------------------

     The Banks are a member of the Federal Reserve System and are required to maintain reserve balances in accordance with Federal Reserve Bank requirements. Such reserve requirements totaled $794,000 and $998,000 at December 31, 1997 and 1996, respectively.

(4)  REGULATORY MATTERS
     ------------------

     Applicable federal and state regulations impose restrictions on the amounts of dividends that may be declared by the Banks. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Banks' total capital in relation to its assets, deposits, and other such items.

     National and state banks are generally required to obtain approval of the regulatory agencies if dividends declared in any year exceed the profits of that year combined with the net retained profits of the preceding two years. For 1997, the Banks will be required to obtain approval of the regulatory agencies before they can declare any dividends which exceed 1998 net income by approximately $799,000.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was signed into law on December 19, 1991. The prompt corrective actions of the FDICIA place restrictions on any insured depository institution that does not meet certain requirements, including minimum capital ratios. The restrictions are based on an institution's FDICIA

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


       defined capital category and become increasingly more severe as an institutions capital category declines. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

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

     At December 31, 1997, Citizens National Bank, Henderson, Texas' leverage ratio was 9.1%, Tier I risk-based ratio was 23.5%, and total risk-based ratio was 24.4% and First State Bank, Waskom, Texas' leverage ratio was 9.1%, Tier I risk-based ratio was 27.5%, and total risk-based ratio was 28.0%.

(5)  SECURITIES
     ----------

     The amortized cost (carrying value) and approximate fair value of securities held-to-maturity at December 31, 1997 and 1996, are summarized as follows (in thousands of dollars):

                                                          December 31, 1997
                                        -------------------------------------------------
                                                           Gross        Gross
                                           Amortized     unrealized   unrealized  Fair
                                             cost          gains       losses     value
                                             ----          -----       ------     -----

       U.S. Treasury                    $      7,038          39         (27)      7,050
       U.S. government agencies               10,144          14          (9)     10,149
       State and municipal                    32,213         412         (52)     32,573
       Mortgage-backed securities
         and collateralized mortgage
         obligations                          19,838          52         (64)     19,826
                                              ------         ---        ----      ------

                                        $     69,233         517        (152)     69,598
                                              ======         ===        ====      ======

                                                                     (Continued)

                                                      December 31, 1996
                                        ---------------------------------------------
                                                        Gross        Gross
                                           Amortized  unrealized  unrealized    Fair
                                             cost       gains       losses     value
                                             ----       -----       ------     -----

       U.S. Treasury                    $      7,062       72         (58)     7,076
       U.S. government agencies               10,215       67         (39)    10,243
       State and municipal                    34,069      263        (121)    34,211
       Mortgage-backed securities
         and collateralized mortgage
         obligations                          28,561       37        (191)    28,407
       Other                                   2,508       20          --      2,528
                                              ------   ------     -------     ------

                                        $     82,415      459        (409)    82,465
                                              ======   ======     =======     ======


     The amortized cost and approximate fair value (carrying value) of securities available-for-sale at December 31, 1997 and 1996, are summarized as follows (in thousands of dollars):

                                                       December 31, 1997
                                         ----------------------------------------------
                                                         Gross        Gross
                                            Amortized  unrealized  unrealized    Fair
                                              cost       gains       losses      value
                                              ----       -----       ------      -----

       U.S. Treasury                     $     60,004      322         (44)      60,282
       U.S. government agencies                19,991       56         (18)      20,029
       Mortgage-backed securities and
         collateralized mortgage
         obligations                           68,885      288      (1,112)      68,061
       Other securities                           368       --          --          368
                                              -------    -----      ------      -------

                                         $    149,248      666      (1,174)     148,740
                                              =======    =====      ======      =======

                                                         December 31, 1996
                                         ------------------------------------------------
                                                         Gross       Gross
                                            Amortized  unrealized  unrealized    Fair
                                              cost       gains       losses      value
                                              ----       -----       ------      -----

       U.S. Treasury                     $     53,963      313        (161)      54,115
       U.S. government agencies                17,758       67        (109)      17,716
       Mortgage-backed securities and
         collateralized mortgage
         obligations                           73,734      323      (1,500)      72,557
       Other securities                         1,350        2          --        1,352
                                              -------    -----      ------      -------

                                         $    146,805      705      (1,770)     145,740
                                              =======    =====      ======      =======

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements



     The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below (in thousands of dollars). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Securities Held-To-Maturity
                                                    ------------------------------------------------
                                                                                         Net
                                                      Amortized       Estimated       unrealized
                                                        cost         fair value     gains (losses)
                                                        ----         ----------     -------------

       Due in one year or less                      $   11,535           11,552              17
       Due after one year through five years            25,651           25,686              35
       Due after five years through ten years            8,116            8,367             251
       Due after ten years                               4,093            4,167              74
       Mortgage-backed securities and
        collateralized mortgage obligations             19,838           19,826             (12)
                                                      --------          -------           ------

                                                    $   69,233           69,598             365
                                                      ========          =======          ======

                                                              Securities Available-For-Sale
                                                    ------------------------------------------------
                                                                                          Net
                                                      Amortized      Estimated         unrealized
                                                        cost         fair value      gains (losses)
                                                        ----         ----------      -------------

       Due in one year or less                      $   18,990          18,967             (23)
       Due after one year through five years            61,005          61,344             339
       Due after five years through ten years              368             368              --
       Mortgage-backed securities,
        collateralized mortgage obligations,
        and other amortizing securities                 68,885          68,061            (824)
                                                      --------         -------          ------

                                                    $  149,248         148,740            (508)
                                                      ========         =======          ======

     Proceeds from the sales of securities were $31,909,000 and $55,669,000 in 1997 and 1996, respectively. Gross gains of $259,000 and $763,000 were recognized on those sales in 1997 and 1996, respectively. Gross losses of $68,000 and $44,000 were recognized on sales in 1997 and 1996, respectively.

     Investment securities having a carrying value of $60,382,000 and $52,306,000 at December 31, 1997 and 1996, respectively, were pledged to secure public funds on deposit or for other purposes as required or permitted by law.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


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

(6)  LOANS AND ALLOWANCE FOR LOAN LOSSES
     -----------------------------------

     The composition of the loan portfolio at December 31, 1997 and 1996, is as follows (in thousands of dollars):

                                                 1997      1996
                                                 ----      ----

       Real estate mortgage                  $  49,979    46,211
       Commercial and industrial                28,195    23,863
       Installment and other                    29,832    33,111
                                               -------   -------
           Total                               108,006   103,185
                                               -------   -------
       Less:
        Allowance for loan losses               (1,249)   (1,146)
        Unearned discount                         (696)   (1,214)
                                               -------   -------
           Loans, net                       $  106,061   100,825
                                               =======   =======

     The Banks enter into various loans and other transactions in the ordinary course of business with their directors, executive officers, and some of their related business interests. In the opinion of management, these loans and other transactions are made on substantially the same terms as those prevailing at the time for comparable loans and similar transactions with other persons. The amounts of these loans were $737,000 and $783,000 at December 31, 1997 and 1996, respectively. The change during 1997 reflects $554,000 in new loans and $600,000 of repayments.

     At December 31, 1997 and 1996, the Banks had discontinued the accrual of interest on loans aggregating $172,000 and $147,000 respectively. Net interest income for 1997 and 1996 would have been higher by $5,600 and $6,400, respectively, had interest been accrued at contractual rates on nonperforming loans.

     At December 31, 1997 and 1996, the recorded investment in impaired loans was $172,000 and $147,000, respectively. The average recorded investment in impaired loans for 1997 and 1996 approximated $107,000 and $116,000, respectively. No interest income was recognized on these impaired loans for 1997 and 1996.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


     Changes in the allowance for loan losses are summarized as follows (in thousands of dollars):

                                                        1997    1996    1995
                                                        ----    ----    ----

         Balance, January 1                         $  1,146   1,019     997
          Provision (reduction of allowance) for
            loan losses                                  330     264     180
          Addition due to acquisition                     --      24      --
          Loans charged off                             (347)   (243)   (247)
          Recoveries on loans                            120      82      89
                                                       -----   -----   -----

         Balance, December 31                       $  1,249   1,146   1,019
                                                       =====   =====   =====

     During 1997, the Banks reduced loans through the repossession of other real estate and assets by $152,000. There were no such reductions in 1996 and 1995.

 (7) PREMISES AND EQUIPMENT
     ----------------------

     Premises and equipment at December 31, 1997 and 1996, are summarized as follows (in thousands of dollars):

                                                                                December 31,
                                                        Estimated              -------------
                                                       useful lives            1997     1996
                                                       ------------            ----     ----

        Land                                                     --         $   442      442
        Bank buildings                                     40 years           5,032    3,297
        Furniture, fixtures, and equipment               5-10 years           3,754    2,947
        Construction in progress                                                 14      302
                                                                             ------   ------
                                                                              9,242    6,988

        Less accumulated depreciation                                        (4,033)  (3,237)
                                                                             ------   ------

        Premises and equipment, net                                          $ 5,209    3,751
                                                                             ======   ======

     Amounts charged to operating expenses for depreciation were $437,000, $375,000, and $312,000 in 1997, 1996, and 1995, respectively.

(8)  TIME DEPOSITS
     -------------

     Included in certificates of deposit and other time deposits at December 31, 1997 and 1996, were $53,230,000 and $53,609,000, respectively, of certificates of deposit in denominations of $100,000 or more. Interest expense on time deposits of $100,000 or more amounted to $2,650,000, $2,281,000, and $2,348,000, for the years ended DecemberE31, 1997, 1996, and 1995, respectively.
                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


     At December 31, 1997, the scheduled maturities of time deposits are as follows (dollars in thousands):

            Years ending December 31:
              1998                      $  143,378
              1999                          13,880
              2000                           4,052
              2001                             735
              2002                           1,186
                                          --------

                                        $  163,231
                                          ========

     During 1997, 1996, and 1995, the Banks made interest payments of $11,496,000, $11,149,000, and $11,314,000, respectively, to depositors and other banks.

(9)  INCOME TAXES
     ------------

     Federal income tax expense (benefit) applicable to income before tax for the years ended December 31, 1997, 1996, and 1995, is as follows (in thousands of dollars):


                       1997    1996  1995
                       ----    ----  ----
        Current     $ 1,151     979   769
        Deferred       (125)    131  (150)
                      -----   -----  ----

                    $ 1,026   1,110   619
                      =====   =====  ====

     Income tax expense differed from the amounts computed by applying the U.S.
       federal income tax rate of 34% in 1997, 1996, and 1995, to pretax income when compared to actual income tax expense as follows (in thousands of dollars):

                                                          1997    1996    1995
                                                          ----    ----    ----

         Computed "expected" tax expense               $ 1,501   1,519   1,048
         Increase (decrease) in income taxes resulting
           from:
                Tax-exempt interest                       (542)   (471)   (465)
                Other                                       67      62      36
                                                         -----   -----   -----

         Actual income tax                             $ 1,026   1,110     619
                                                         =====   =====   =====

         Effective tax rate                               23.2%   24.9    20.1
                                                         =====   =====   =====

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996, are presented below (in thousands of dollars):

                                                              1997 1996
                                                              ---- ----
         Deferred tax assets:
           Allowance for loan losses                        $  64   --
           Organizational/acquisition costs                    89   48
           Accrued liabilities                                 83   40
           Unrealized loss on securities available-for-sale   173  362
                                                              ---  ---
              Total gross deferred tax assets                 409  450
              Less valuation allowance                         --   --
                                                              ---  ---
              Net deferred tax assets                         409  450
                                                              ---  ---

         Deferred tax liabilities:
           Investment securities                              170   67
           Premises and equipment - depreciation               --  122
           Other assets                                        64   22
                                                              ---  ---
              Total deferred tax liabilities                  234  211
                                                              ---  ---

              Net deferred tax asset                        $ 175  239
                                                              ===  ===

     No valuation allowance was recorded against the gross deferred tax asset because management believes that it is more likely than not the gross deferred tax asset will be realized in full. The Company based its conclusion on various factors, including ongoing profitable operations as well as significant taxes available in the carryback period.

     Included in other liabilities in the accompanying consolidated balance sheets are current federal income taxes payable of $235,000 and $164,000 at December 31, 1997 and 1996, respectively. A net deferred federal income tax asset of $175,000 and $239,000 is included in other assets at December 31, 1997 and 1996, respectively.

     Income taxes paid during 1997, 1996, and 1995, totaled $1,155,000, $995,000, and $205,000, respectively.

(10) PROFIT SHARING PLAN
     -------------------

     The Company has a 401(k) savings plan which covers substantially all full-time employees with one year of service. With respect to employer contributions, vesting under the plan begins in the third year and participants become fully vested after seven years. Contributions are at the discretion of the Board of Directors. The Company expensed $303,000, $281,000, and $251,000 related to the plan for the years ended
       December 31, 1997, 1996, and 1995, respectively.
                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


(11) TRANSACTIONS WITH AFFILIATE
     ---------------------------

     The Company is affiliated with H.C.B., Inc. (HCB). The Board of Directors for both the Company and HCB are the same. HCB has been used in part to own certain assets that supervisory agencies have generally not permitted banks to own directly for extended periods of time. During the years ended 1997, 1996, and 1995, the Company charged HCB a management fee of $27,500, $15,000, and $13,500, respectively for various services provided to HCB. The amount charged was considered to be the fair value of those services rendered. During 1997, 1996 and 1995, Citizens National Bank Henderson, Texas' trust department charged HCB an additional $9,282, $6,530 and $4,600, respectively, for management services related to HCB's mineral interests.

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

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


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

     DEPOSITS -- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable as of December 31, 1997 and 1996. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     INTEREST ACCRUALS -- The fair values of the Company's accrued interest receivable and accrued interest payable amounts approximate their carrying values due to the short maturity of these financial instruments.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


     The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996, are as follows (in thousands of dollars):


                                                                1997                   1996
                                                       --------------------   --------------------
                                                       Carrying   Estimated   Carrying  Estimated
                                                        amount    fair value   amount   fair value
                                                        ------    ----------   ------   ----------
     Financial assets:
      Cash and due from banks                          $   8,886       8,886    12,413     12,413
      Interest-bearing deposits with
       financial institutions                              8,212       8,212     3,892      3,892
      Federal funds sold                                   5,040       5,040     1,150      1,150
      Securities                                         217,973     218,338   228,155    228,205
      Loans, net                                         106,061     103,912   100,825     99,410
      Accrued interest receivable                          3,311       3,311     3,449      3,449

     Financial liabilities:
      Deposits:
       Demand - noninterest-bearing                       32,860      32,860    31,785     31,785
       NOW accounts                                       79,810      79,810    74,984     74,984
       Money market and savings                           46,206      46,206    45,484     45,484
       Certificates of deposit and other
        time deposits                                    163,231     163,872   168,420    168,692
      Accrued interest payable                             1,105       1,105     1,144      1,144

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

                                                           Contractual or
                                                           notional amount
                                                         at December 31, 1997
                                                         --------------------
         Financial instruments whose contractual amounts
          represent credit risk:
            Commitments to extend credit                   $    13,361,000
            Standby letters of credit                              376,000

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


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

(15) CONCENTRATION OF CREDIT RISK
     ----------------------------

     The Banks grant real estate, commercial, and industrial loans to customers primarily in Henderson, Texas, and surrounding areas of east Texas. Although the Banks have a diversified loan portfolio, a substantial portion (approximately 47.1% at December 31, 1997) of its loans are secured by real estate and its ability to fully collect its loans is dependent upon the real estate market in this region. The Banks typically require collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Banks.

     The Banks had $7,119,000 and $3,293,000 on deposit with the Federal Home
       Loan Bank of Dallas at December 31, 1997 and 1996, respectively.

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


(16) PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     ---------------------------------------------------

     The financial information below summarizes the financial position of Henderson Citizens Bancshares, Inc. (parent company only) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997.


                                BALANCE SHEETS
                                 (Parent Only)

                          December 31, 1997 and 1996
                            (dollars in thousands)




                       Assets                                  1997    1996
                       ------                                 ------  ------

       Cash in subsidiary bank                             $     367   1,062
       Investment in subsidiaries                             33,551  32,791
       Other assets                                               27      13
                                                              ------  ------

               Total assets                                $  33,945  33,866
                                                              ======  ======

               Liabilities and Stockholders' Equity
               ------------------------------------


       Liabilities:
          Dividends declared                                 $   323     341
          Accounts payable                                        49      26
          Other liabilities                                      844   1,511
                                                              ------  ------
                                                               1,216   1,878

       Stockholders' equity:
          Preferred stock                                         --      --
          Common stock                                        10,800  10,800
          Capital surplus                                      5,400   5,400
          Undivided profits                                   18,875  16,825
          Net unrealized losses on securities available
           for sale                                             (335)   (703)
          Less treasury stock                                 (2,011)   (334)
                                                              ------  ------

               Total stockholders' equity                     32,729  31,988
                                                              ------  ------

               Total liabilities and stockholders' equity    $33,945  33,866
                                                              ======  ======

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


                             STATEMENTS OF INCOME
                                 (Parent Only)

                 Years ended December 31, 1997, 1996, and 1995
                            (dollars in thousands)

                                                                        1997      1996     1995
                                                                        ----      ----     ----
      Dividends, including dividends paid by subsidiary
        banks                                                       $ 3,070      4,368     1,384
      Interest expense                                                   10         --        --
      Operating expenses                                                 50         27        --
                                                                      -----      -----     -----
                Income before income tax benefit and
                  equity in undistributed earnings of
                  subsidiaries                                        3,010      4,341     1,384

      Income tax expense                                                 12         12        23
                                                                      -----      -----     -----
                Income before equity in undistributed
                  earnings of subsidiaries                            2,998      4,329     1,361

      Equity in undistributed earnings of subsidiaries                  392       (985)    1,103
                                                                      -----      -----     -----

                Net income                                          $ 3,390      3,344     2,464
                                                                      =====      =====     =====

                                                                     (Continued)

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


                           STATEMENTS OF CASH FLOWS
                                 (Parent Only)

                 Years ended December 31, 1997, 1996, and 1995
                            (dollars in thousands)

                                                                                                   1997      1996    1995
                                                                                                   ----      ----    ----
      Operating activities:
        Net income                                                                              $  3,390    3,344    2,464
        Adjustments to reconcile net income to net cash
         provided by operating activities:
          Equity in undistributed earnings of subsidiaries                                          (392)     985   (1,103)
          Decrease (increase) in other assets                                                        (14)      12       11
          Increase in accounts payable and
            dividends declared                                                                         5       21       --
          Decrease in other liabilities                                                             (667)      --       --
                                                                                                  ------   ------   ------
                 Net cash provided by operating activities                                         2,322    4,362    1,372

      Investing activities - purchase of subsidiary                                                   --   (1,934)      --

      Financing activities:
        Cash dividends paid                                                                       (1,340)  (1,378)  (1,382)
        Purchase of treasury stock                                                                (1,677)    (334)      --
                                                                                                  ------   ------   ------
                 Net cash used by financing activities                                            (3,017)  (1,712)  (1,382)

                 Increase (decrease) in cash                                                        (695)     716      (10)

      Cash at beginning of year                                                                    1,062      346      356
                                                                                                  ------   ------   ------

      Cash at end of year                                                                       $    367    1,062      346
                                                                                                  ======   ======   ======

INDEPENDENT AUDITORS     LEGAL COUNSEL               REGISTRAR/TRANSFER AGENT
KPMG Peat Marwick LLP    Jenkens & Gilchrist, P.C.   Citizens National Bank
Shreveport, Louisiana    Dallas, Texas               Accounting Department
                                                     P. O. Box 1009
                                                     Henderson, Texas 75653-1009


ANNUAL SHAREHOLDERS' MEETING

The annual shareholders' meeting of the Company will be held at Citizens National Bank, 201 West Main, Henderson, Texas at 10:00 a.m. on Tuesday April 14, 1998.


FORM 10-K

The Company will, upon written request, provide after April 1, 1998, without charge, a copy of the annual report on Form 10-K for 1997 filed with the Securities and Exchange Commission to any shareholder to whom this 1997 Annual Report is sent. Requests should be made to Henderson Citizens Bancshares, Inc.,
Attn: Chief Financial Officer, P.O. Box 1009, Henderson, Texas, 75653-1009. Any exhibit will be provided on request upon payment of the reasonable expenses of furnishing the exhibit.



--------------------------------------------------------------------------------


HENDERSON CITIZENS                              DELAWARE BHC
BANCSHARES, INC.                                OFFICERS
OFFICERS

CHAIRMAN OF THE BOARD                           DIRECTOR & PRESIDENT
Landon Alford                                   Milton S. McGee, Jr., CPA

PRESIDENT                                       VICE PRESIDENT & TREASURER
Milton S. McGee, Jr., CPA                       William A. Hurst

VICE PRESIDENT,                                 SECRETARY
TREASURER & CHIEF                               Nelwyn Richardson
FINANCIAL OFFICER
William A. Hurst                                ASST. SECRETARY, ASST. TREASURER
                                                & CHIEF FINANCIAL OFFICER
SECRETARY                                       Rebecca G. Tanner, CPA
Nelwyn Richardson

CHIEF ACCOUNTING OFFICER
Rebecca G. Tanner, CPA

MARKET FOR STOCK

         There is no established public market for the shares of the $5.00 par value per share common stock of the Company (the "Company Stock"). The following table shows (i) the high and low sales price for each sale of the common stock of the Company indicated for which the management of the Company had knowledge of the prices involved through March 2, 1998, (ii) the number of such transactions for the periods indicated, and (iii) the total number of shares traded in such transactions. THESE PRICES REFLECT ONLY THE TRANSACTIONS WITH RESPECT TO WHICH MANAGEMENT OF THE COMPANY HAS KNOWLEDGE OF THE PURCHASE PRICE. TRADE PRICES ARE REPORTED ON AN INFORMAL BASIS, AND NO INDEPENDENT VERIFICATION OF THE TRADE PRICES HAS BEEN MADE. THEY ARE THE RESULT OF ISOLATED TRANSACTIONS AND ARE NOT NECESSARILY INDICATIVE OF THE ACTUAL OR MARKET VALUE OF SUCH SECURITIES.


                                       Company Stock
                  --------------------------------------------------------
                                                NUMBER OF       NUMBER OF
                                              TRANSACTIONS       SHARES
1998                 LOW            HIGH      REPRESENTED      REPRESENTED
----              ---------      ---------    ------------     -----------
First Quarter
(Through March
2, 1998)               -              -             -                -

1997
----
First Quarter       $12.00         $12.50           7              1,550

Second Quarter      $12.00         $12.50           20            23,700

Third Quarter       $12.00         $12.00           1                400

Fourth Quarter      $14.50         $14.50           54            98,215

1996
----
First Quarter       $12.00         $12.00           3                732

Second Quarter      $12.00         $12.00           10             4,329

Third Quarter       $12.00         $12.00           5              1,190

Fourth Quarter      $11.25         $12.00           4             30,310

As of March 2, 1998, there were 413 shareholders of record.