Form 10-K405, Exhibit 13
period 1998-12-31
HENDERSON CITIZENS BANCSHARES INC
filed 1999-03-30
CIK 878355

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

Condensed Income Statements
Information and Related Data                                     Year Ended December 31,
                                            ------------------------------------------------------------
                                                  1998         1997        1996        1995        1994
                                            ------------------------------------------------------------
                                                      (dollars in thousands except per share data)
Total interest income                           $ 22,234      22,267      20,716      20,346      14,946
Total interest expense                            11,377      11,546      11,203      11,536       7,127
                                            ------------------------------------------------------------
Net interest income                               10,857      10,721       9,513       8,810       7,819
Provision (reduction of allowance)
     for loan losses                                 623         330         264         180        (150)
                                            ------------------------------------------------------------

Net interest income after
      provision (reduction of
      allowance) for loan losses                  10,234      10,391       9,249       8,630       7,969

Total other income                                 4,754       3,290       3,243       2,009       1,676
Total other expense                              (10,614)     (9,265)     (8,038)     (7,556)     (6,359)
                                            ------------------------------------------------------------
Income before income tax expense                   4,374       4,416       4,454       3,083       3,286
Income tax expense                                   868       1,026       1,110         619         651
                                            ------------------------------------------------------------

Net Income                                         3,506       3,390       3,344       2,464       2,635
                                            ============================================================

Per share data:
      Net income                                    1.74        1.61        1.55        1.14        1.22

     Dividends                                       .64         .64         .64         .64         .64

Dividend payment ratio                             36.85%      39.53       41.21       56.14       52.50

Return on average assets                            0.98%       0.98        1.00        0.76        0.99

Return on average equity                           10.16%      10.56       10.60        8.25        9.42

Balance Sheet Information:

     Loans, net                                 $129,263     106,061     100,825      80,499      63,784

     Allowance for loan losses                     1,701       1,249       1,146       1,019         997

     Total assets                                386,919     358,493     356,830     326,879     313,038

     Total deposits                              345,720     322,107     320,673     293,611     285,522

     Stockholders' equity                         35,911      32,729      31,988      31,206      26,147

Stockholders' equity / total assets                 9.28%       9.13        8.96        9.55        8.35

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HENDERSON CITIZENS BANCSHARES, INC.
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1998

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements, the notes thereto, and other financial and statistical information appearing elsewhere in this 1998 Annual Report.

INTRODUCTION
------------

     Henderson Citizens Bancshares, Inc. (the "Company") was incorporated as a Texas corporation on November 13, 1990 and was organized for the purpose of becoming a second-tier bank holding company through the direct acquisition of one hundred percent (100%) of the issued and outstanding shares of the common stock of Henderson Citizens Delaware Bancshares, Inc. (the "Delaware BHC") and through the indirect acquisition of one hundred percent (100%) of the issued and outstanding shares of the $5.00 par value per share common stock of Citizens National Bank (the "Citizens Bank"). The Delaware BHC was incorporated pursuant to the laws of the State of Delaware on February 21, 1991. The acquisition of the Delaware BHC by the Company and the acquisition of the Citizens Bank by the Delaware BHC was consummated on December 27, 1991.

     The Company's primary activity is to provide assistance to its subsidiaries in the management and coordination of their financial resources and to provide capital, business development, long-range planning and public relations to its subsidiaries. Delaware BHC and the Citizens Bank operate under the day-to-day management of its own officers and each entities' individual boards of directors formulates its own policies. A number of directors or officers of the Company are also directors or officers of its subsidiaries. The Company conducts no other activity than the operation of its subsidiaries. The Company derives its revenues primarily from the operation of its subsidiaries in the form of dividends paid from the Citizens Bank.

     Delaware BHC owns 100% of the issued and outstanding shares of the Citizens Bank. The Delaware BHC was organized as a Delaware corporation in 1991 and to limit the Company's Texas franchise tax liability. The Delaware BHC currently does not conduct any significant activities and has no activities contemplated at this time.

     The Citizens Bank opened for business in 1930 as Citizens National Bank of Henderson, a national banking association chartered by the Comptroller of the Currency (the "Comptroller") and originally located at 101 East Main Street, Henderson, Texas. In 1973, the Bank moved to its current location at 201 West Main Street.

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

     In 1994, the Citizens Bank established three new branch locations and expanded its service area outside of Rusk, County, Texas (see below). With the acquisition of these branches, the Citizens Bank now has six branch locations.

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

     On September 17, 1996, the Company completed its acquisition of all of the issued and outstanding stock of Waskom Bancshares, Inc. and its majority-owned subsidiary, the First State Bank in Waskom, Texas (the "Waskom Bank"). The Company acquired approximately 93% of the stock of Waskom Bancshares, Inc. pursuant to the terms of a Stock Purchase Agreement, dated as of May 24, 1996. The Company acquired the remaining shares of Waskom Bancshares, Inc. and the minority interest of the Waskom Bank not owned by Waskom Bancshares, Inc. pursuant to the terms of Stock Purchase Agreements between the Company and each of the holders representing a minority interest in Waskom Bancshares, Inc. and the Waskom Bank. Such stock was acquired for cash, and the purchase price was funded with a combination of notes payable and cash. The stock of the Waskom Bank directly and indirectly acquired by the Company through the acquisition of Waskom Bancshares, Inc. was thereafter contributed to the Delaware BHC. Waskom Bancshares, Inc. is an inactive subsidiary of the Company. The sole banking office of the Waskom Bank is now being operated as a full-service branch of the Citizens Bank since completion of a merger on July 23, 1998.

     On December 11, 1998, the Company acquired all of the outstanding shares of Jefferson National Bank (the "Jefferson Bank") located at 109 E. Broadway, Jefferson, Texas, for a combination of cash and notes payable. The transaction was accounted for using the purchase method of accounting and resulted in an increase in total assets of $31,913,000 and total deposits of $28,564,000. The Citizens Bank merged operations of the Jefferson Bank with the existing Citizens Bank Jefferson branch at the close of business on December 11, 1998.

     The Company's management continues their strategy to increase market share and enhance long-range profitability by evaluating potential acquisitions. This evaluation process involves maintenance of strong equity capital and consistent earnings, and meeting internal financial objectives of the Company.

Results of Operations
---------------------

     Net income for 1998 was $3,506,000 compared to $3,390,000 for 1997 and $3,344,000 for 1996. The increase in earnings in 1998 was attributable to a slight increase in net interest margin, net gain on sale of securities and improved non-interest income. The Company experienced a net gain on sale of securities in 1998 of $292,000 compared to a net gain in 1997 of $191,000 and in 1996 of $719,000. A provision for loan losses of $623,000 was made in 1998 compared to provisions of $330,000 in 1997 and $264,000 in 1996 respectively. Net interest margins in 1998 improved over 1997 and 1996 levels. Other income, excluding securities transactions, in 1998 increased approximately $1,363,000 over 1997. Other expenses were $10,614,000 in 1998 compared to $9,265,000 in 1997.

 Net Interest Income
--------------------

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

     Net interest income was affected by a decrease in interest income of $33,000 and a decrease in interest expense of $169,000 in 1998. Differences in yields and volumes can be found in Table II.

     Net interest spreads and margins for 1998 increased from 1997 and in 1997 from 1996. Although the average rate earned on interest earning assets declined slightly from 6.99% in 1997 to 6.91% in 1998, the average rate paid on interest bearing deposits also declined slightly from 4.11% in 1997 to 4.01% in 1998. Net interest spreads were approximately 2.9%, 2.9%, and 2.7% for the years 1998, 1997, and 1996, respectively, and net interest margins were 3.6%, 3.5%, and 3.2% during the same three-year period.

Interest Income
---------------

     Securities.  Yields on all securities, other than state and municipal
     ----------
securities, decreased in 1998 from yields in 1997 for various reasons. The decrease in yields in 1998 compared to 1997 was primarily due to lower rates on reinvestments. The increase in yields on state and municipal securities in 1998 compared to 1997 was primarily due to maturities of lower yielding securities and reinvestments into higher yielding securities with slightly longer final maturities. The Company's yield on all securities decreased during 1998 as compared to 1997. U.S. governments yielded 5.86%, 5.97% and 5.65% in 1998, 1997 and 1996, respectively. State and municipal yields were 7.04%, 6.95% and 6.65% in 1998, 1997 and 1996, respectively. Other securities, which includes mortgage backed securities and collateralized mortgage obligations, yielded 5.87% in 1998, 6.23% in 1997, and 6.11% in 1996.

     Loans.  In 1998, the Company experienced a 15.09% increase in average loan
     -----
balances over 1997. The average loan balance increased approximately $15,275,000 to $116,520,000 in 1998 compared to $101,245,000 in 1997. In 1997, the average loan balances increased approximately $12,561,000 over the 1996 balances. The average loan balance during 1998 increased due to continued strong loan demand and the acquisition of the Jefferson Bank. Yields on loans decreased slightly to 8.61% in 1998 compared to 8.73% in 1997. Yields on loans in 1997 increased from 8.62% in 1996.

     Other Interest Earning Assets.  Other interest-earning assets consist of
     -----------------------------
interest-bearing deposits with other financial institutions and federal funds sold. The yield on interest-bearing deposits with other financial institutions increased to 5.39% in 1998 from 5.14% in 1997. The 1997 rate of 5.14% was a decrease from 5.25% in 1996. The yield on federal funds sold declined from 6.20% in 1997 to 5.36% in 1998. In contrast the 1997 rate of 6.20% increased from 5.40% in 1996.

Table I - Average Balances and Interest Yields and Spreads (dollars in thousands)

                                                                    Years Ended December 31
                                ----------------------------------------------------------------------------------------------------

                                             1998                           1997                           1996
                                         -------------                 -------------                  -------------
                                           Interest                       Interest                       Interest
                                 Average   Income/  Yield/      Average   Income/  Yield/      Average   Income/  Yield/
                                 Balances  Expense   Rate       Balances  Expense   Rate       Balances  Expense   Rate
                                ----------------------------------------------------------------------------------------

Interest-bearing deposits
 with financial institutions       10,119       545   5.39         7,565       389   5.14         6,228       327   5.25

Federal funds sold                  6,543       351   5.36         3,257       202   6.20         2,165       117   5.40
Securities:
  U.S. governments                 84,931     4,976   5.86        60,996     3,640   5.97        58,780     3,323   5.65
  State and municipals*            36,256     1,670   7.04        32,200     1,478   6.95        31,664     1,390   6.65

  Other***                         84,727     4,987   5.87       123,977     7,718   6.23       129,609     7,917   6.11

Loans, net**                      116,520     9,705   8.61       101,245     8,840   8.73        88,684     7,642   8.62
                                ----------------------------------------------------------------------------------------

Total interest-earning
 assets*                          339,096    22,234   6.91       329,240    22,267   6.99       317,130    20,716   6.76

Other assets:
Cash and due from banks             7,561                          7,486                          9,582
Premises and equipment, net         5,434                          4,652                          3,300
Allowance for loan losses          (1,439)                        (1,159                         (1,097
Other assets                        6,814                          6,258                          5,188
                                ---------                 --------------                 --------------

Total average assets             $357,466                       $346,477                       $334,103
                                =========                 ==============                 ==============

Interest-bearing
 liabilities:
  NOW, money market and
   savings deposits               120,254     3,026   2.52       117,556     3,195   2.72       117,455     3,337   2.84
  Time deposits                   163,007     8,318   5.10       162,297     8,298   5.11       154,685     7,839   5.07
  Other borrowed funds                536        33   4.48           860        53   6.16           443        27   6.09
                                ----------------------------------------------------------------------------------------

Total interest-bearing
  liabilities                     283,797    11,377   4.01       280,713    11,546   4.11       272,583    11,203   4.11
Other liabilities and
  stockholders equity:
Demand deposits                    36,883                         31,955                         27,864
Other liabilities                   2,006                          2,538                          2,117
Stockholders' equity               34,780                         32,115                         31,539
                                ---------                 --------------                 --------------

Total average liabilities
  and stockholders equity        $357,466                       $346,477                       $334,103
                                =========                 ==============                 ==============

Net interest income                         $10,857                        $10,721                        $ 9,513
                                         ==========                     ==========                     ==========
Net interest spread*                                  2.90%                          2.88%                          2.65
                                                   =======                        =======                        =======
Net interest margin*                                  3.56%                          3.49%                          3.23
                                                   =======                        =======                        =======

* Interest yields have been presented on a tax equivalent basis using a 34% rate.
** Non-accrual loans have been included in average balances, thereby reducing yields.
*** Primarily consists of mortgage backed securities and collateralized mortgage obligations.

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

Table II - Analysis of Changes in Net Interest Income (dollars in thousands)

                                                     1998  over 1997                                    1997 over 1996
                                -------------------------------------------------------------------------------------------------
                                        Increase         Increase                        Increase         Increase
                                       (Decrease)       (Decrease)      Total           (Decrease)       (Decrease)      Total
                                         due to           due to       Increase           due to           due to       Increase
                                         Volume            Rate       (Decrease)           Volume            Rate       (Decrease)
                                       ----------       ----------    ----------         ---------       ----------     ----------
Interest-earning assets:
     Interest bearing deposits with
        financial institutions           $   131            25             156            $   70            (8)           62
     Federal funds sold                      204           (55)            149                59            26            85


     Securities:
        U.S. governments                   1,429           (93)          1,336               125           192           317
        State and municipals                 282           (90)            192                24            64            88
        Other*                            (2,447)         (284)         (2,731)             (337)          138          (199)

        Loans, net                         1,334          (469)            865             1,085           113         1,198
                                         -------          ----          ------            ------          ----         -----

Total interest income                        933          (966)            (33)            1,026           525         1,551
                                         -------          ----          ------            ------          ----         -----

Interest-bearing liabilities:
        NOW, money market and
         savings deposits                     73          (242)           (169)                3          (145)         (142)
        Time deposits                         36           (16)             20               385            74           459
        Other borrowed funds                 (20)            -             (20)               25             1            26
                                         -------          ----          ------            ------          ----         -----

        Total interest expense                89          (258)           (169)              413           (70)          343
                                         -------          ----          ------            ------          ----         -----
Net interest income                      $   844          (708)            136            $  613           595         1,208
                                         =======          ====          ======            ======           ===         =====

--------
* Consists primarily of mortgage backed securities and collateralized mortgage obligations.


Interest Expense - Deposits
---------------------------

          Interest-bearing demand deposits consist of NOW, money market, and savings deposits. These accounts averaged approximately $120,254,000 in 1998, compared to $117,556,000 in 1997 and $117,455,000 in 1996. Time deposits, which consist of certificate of deposits and individual retirement accounts, averaged $163,007,000 in 1998, $162,297,000 in 1997, and $154,685,000 in 1996. Average
interest bearing deposits increased $3,408,000 from 1997 to 1998 and $7,713,000 from 1996 to 1997. Total interest expense decreased slightly between 1998 and 1997 primarily due to rates. Total interest expense increased slightly in 1997 from 1996 due primarily to volume. The average interest rate on interest-bearing deposits was 4.01% in 1998, 4.11% in 1997, and 4.11% in 1996.

Non-interest Income
-------------------

     Income from sources other than interest-earning assets excluding securities transactions is derived primarily from fiduciary activities and service charges on customer deposit accounts. Non-interest income, excluding securities transactions, was $4,462,000 in 1998 compared to $3,099,0000 in 1997 and $2,524,000 in 1996. The increase of approximately $1,363,000 during 1998 was primarily the result of an increase in insufficient funds fee income due to a new overdraft program initiated in 1998 and, also, the result of increased fiduciary income. The increase of approximately $575,000 in 1997 over 1996 was primarily the result of increases in service charge income on customer deposit accounts, as well as increases in trust fiduciary income and other fee income.

Non-interest Expense
--------------------

     Total non-interest expense in 1998 was $10,614,000 compared to $9,265,000 in 1997 and $8,038,000 in 1996. These increases are explained in further detail by category below.

     Personnel Expense.  Personnel costs for 1998 were $6,296,000 compared to
     -----------------
$5,601,000 in 1997, and  $4,770,000 in 1996, The increase of $695,000 over 1997 was due primarily to general increases in salaries and benefits.

     Occupancy Expense and Equipment Expense.    Total occupancy and equipment
     ----------------------------------------
expenses were $1,264,000 in 1998, $1,038,000 in 1997, and $927,000 in 1996.  The
increase in 1998 was due to expenses related to the continuing enhancement of the facilities. The increase in 1997 was due to remodeling, the addition of a trust office in Corsicana, Texas, maintenance and service contracts, and the full year effect of the Waskom Bank.

     Regulatory Assessments and Other Expenses.  Regulatory assessments were
     -----------------------------------------
$132,000 in 1998 compared to $127,000 in 1997 and $191,000 in 1996.  In 1996 the
Jefferson branch was charged a one-time assessment for former savings and loan deposits of approximately $73,000. Other expenses were $2,922,000 in 1998 compared to $2,499,000 in 1997 and $2,150,000 in 1996. The increase in 1998 from 1997 is principally due to an increase in professional fees and, also, due to increases in postage, advertising, and customer relations costs which were impacted by the promotion of the new overdraft program and other direct marketing initiatives. The increase in 1997 from 1996 is due principally to legal fees, stationery and supplies, telephone, hotels and travel, educational meetings, special events, Pulse service fees, and the affects of a full year of other expenses related to the Waskom Bank.

Provision for Loan Losses
-------------------------

     The provision for loan losses is the amount that is added to the allowance for loan losses through a charge against earnings to maintain an appropriate balance in the allowance with respect to outstanding loans. Management evaluates the adequacy of the level of the allowance for loan losses in relation to the level of the total loan portfolio and the elements of risk estimated to be present in an effort to afford adequate reserves to cover potential loan losses. In 1998, management made a provision of $623,000 as a result of average loan growth of approximately 15% and anticipated increased risk due to the overdraft program. Due to average loan growth of approximately 14%, a provision of $330,000 was made to the allowance for loan losses during 1997. In 1996 management made a provision of $264,000 due to average loan growth of approximately 24%. See "Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Company -- Allowance for Loan Losses" for more detailed discussion relative to the provision for loan losses.

Income Taxes
------------

     The Company's effective tax rate was 19.8% in 1998, 23.2% in 1997, and 24.9% in 1996. This effective rate is less than the statutory rate of 34% primarily because of tax-free income provided from state and municipal bonds, leases and obligations. As these tax-free investments, leases, and obligations mature and are replaced, the effective tax rate is affected.

Financial Condition
-------------------

     The Company's balance sheet emphasizes management's philosophy of maximizing returns through investments in securities. As detailed in the following Table III, securities have been the Company's largest asset component for the last five years totaling 53.1%, 60.8%, 63.9%, 69.3%, and 71.6%, of total assets for the years 1998 through 1994, respectively. The decrease in securities in 1998 is the result of increased emphasis on loan growth due to decreasing securities rates. Total assets have grown from a December 31, 1994, level of $313,038,000 to $386,919,000 at December 31, 1998. The increase in total assets that resulted from the most recent Jefferson transaction in 1998 was approximately $31,913,000. The increase in total assets that resulted from the Waskom transaction in 1996 was approximately $25,700,000.

Table III - Condensed Balance Sheet Information (dollars in thousands)

                                                                                  December 31,
                                                    ----------------------------------------------------------------
                                                          1998         1997           1996         1995       1994
                                                    ----------------------------------------------------------------
Assets:
     Interest-bearing deposits
      with financial institutions                        $ 17,174     $  8,212           3,892      2,642      3,661

     Federal funds sold                                    10,230        5,040           1,150          -      2,000
     Securities                                           205,423      217,973         228,155    226,450    224,244
     Loans, net                                           129,263      106,061         100,825     80,499     63,784
     Cash and due from banks                                9,493        8,886          12,413      8,916      8,688
     Other                                                 15,336       12,321          10,395      8,372     10,661
                                                    -------------  -----------  --------------  ---------  ---------

     Total assets                                        $386,919     $358,493         356,830    326,879    313,038
                                                    =============  ===========  ==============  =========  =========

Liabilities:
     Demand deposits-non-interest bearing                $ 42,960     $ 32,860          31,785     28,435     25,164

     Interest-bearing demand and
        savings deposits                                  132,353      126,016         120,468    114,295    116,259
     Time deposits                                        170,407      163,231         168,420    150,881    144,099
                                                    -------------  -----------  --------------  ---------  ---------
     Total deposits                                       345,720      322,107         320,673    293,611    285,522

     Other liabilities                                      5,288        3,657           4,169      2,062      1,369
                                                    -------------  -----------  --------------  ---------  ---------
     Total liabilities                                    351,008      325,764         324,842    295,673    286,891

Stockholders' equity                                       35,911       32,729          31,988     31,206     26,147
                                                    -------------  -----------  --------------  ---------  ---------

     Total liabilities and
        stockholders' equity                             $386,919     $358,493         356,830    326,879    313,038
                                                    =============  ===========  ==============  =========  =========


Liquidity
---------

     The Company invests in short-term money market assets to meet its liquidity needs, given day-to-day deposit fluctuations, loan demand, investment needs, and asset growth. Money market assets consist of federal funds sold and interest-bearing time and demand deposits with other financial institutions. The Company also maintains an interest-bearing demand deposit account with the Federal Home Loan Bank to invest its excess liquidity. The rates paid by the Federal Home Loan Bank were comparable to the market rate for federal funds. It has been the policy of the Company to maintain a high degree of liquidity in order to have flexibility in investment decisions while adhering to the conservative philosophy of having cash available for its banking needs. Cash positions and market conditions are monitored closely in order to maximize income without sacrificing liquidity and safety.

Operating Activities
--------------------

     The Company uses cash in the conduct of its day-to-day operations for such normal purposes as payroll, equipment and facilities acquisition and maintenance, advertising, data processing, customer service activity, and administrative activity. The Company generates cash from operations primarily from service charges and the net interest earned from the investment of customer deposits. Net cash provided by operating activities was $5,277,000 in 1998, $3,341,000 in 1997, and $4,819,000 in 1996.

Investing Activities
--------------------

     The Company invests available funds primarily in securities and loans to customers. Funds not otherwise used are invested in federal funds sold and interest-bearing demand accounts, primarily with the Federal Home Loan Bank. Additionally, in 1998, the Company received net cash of $5,188,000 as a result of the acquisition of the Jefferson Bank.

Financing Activities
--------------------

     In addition to cash provided and used by operating and investing activities, the Company receives and disburses cash in connection with customer
deposit activities.   Additionally, the Company paid cash dividends in each of
the years 1998, 1997 and 1996. From time to time, the Company makes purchases of treasury stock. In 1997, an issuer tender offer resulted in treasury stock purchases in an amount of approximately $1,424,000.

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

Table IV - Rate Sensitivity Analysis (dollars in thousands)

Interest Sensitivity/Gap Analysis

December 31, 1998
                                                                                                  Over
                                  1 - Month      3 - Month       6  Month       1 - Year      1 - Year       Total
Earning assets:
     Loans                         $ 14,357          4,696          5,082          8,677        98,524     131,336
     Securities                      39,529          2,626          9,963         19,927       132,395     204,440
     Other earning assets            24,764            292              -          1,098         1,250      27,404
                              -------------  -------------  -------------  -------------  ------------------------
                                     78,650          7,614         15,045         29,702       232,169     363,181
Funding Source-
     Interest bearing deposits      149,941         29,586         29,641         26,249        67,343     302,760
                              -------------  -------------  -------------  -------------  ------------------------

Repricing/Maturity Gap:
     Period                        $(71,291)      $(21,972)     $ (14,596)     $   3,453      $164,826
                              =============  =============  =============  =============  ============

     Cumulative                     (71,291)       (93,263)      (107,859)      (104,406)       60,420
                              =============  =============  =============  =============  ============

Period/Total Earning Assets          (19.60%)        (6.04%)        (4.01%)         0.95%        45.38%

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

     The Company's interest rate risk management is the responsibility of the Investment Committee, which reports to the Board of Directors monthly. The Investment Committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. Potential economic losses due to future interest rate changes can be reflected as a loss of future net interest income and/or a loss of current fair market value. Management recognizes certain risks are inherent and that the goal is to measure the effect on net interest income and to adjust the balance sheet to minimize the risk while at the same time maximize income.

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

     The table below represents in tabular form contractual balances of the Company's on-balance sheet financial instruments at the expected maturity dates as well as the fair value of those on-balance sheet financial instruments for the year ended December 31, 1998. The expected maturity categories take into consideration historical prepayment speeds as well as actual amortization of principal and does not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction, over and above normal amortization. The actual maturities of these instruments could vary substantially if future prepayments differ from the Company's historical experience. The Company's assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, are considered to be long term in nature by the Company and are reported in the "Over 5 years" column. The Company does not consider these financial instruments to be materially sensitive to interest rate fluctuations and historically the balances have remained fairly constant over various economic conditions. The weighted average effective interest rates for the various assets and liabilities presented are actual as of December 31, 1998.

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

Table V - Market Risk Sensitive Instruments (dollars in thousands)

Scheduled maturity of market risk sensitive instruments at December 31, 1998:


                                                                                                Average
                                                                     Over              Fair    Effective
                          Year 1   Year 2   Year 3  Year 4  Year 5  5 Years   Total    Value     Yield
   ASSETS
   Securities
Fixed Rate                 18,584   28,487  18,664   9,433  17,533   57,353  150,054  152,471       6.00%
Floating Rate                   -      347       -       -       -   53,572   53,919   53,852       5.62%
Equity Securities               -        -       -       -       -      467      467      467       5.72%
                          -------------------------------------------------------------------
Total Securities           18,584   28,834  18,664   9,433  17,533  111,392  204,440  206,790
   Loans
Fixed Rate                 21,596   13,484  19,939  18,820  26,584   16,525  116,948  112,003       8.13%
Floating Rate               6,672      332   1,232     646   1,501    4,005   14,388   14,388       9.23%
                          -------------------------------------------------------------------
  Total                    28,268   13,816  21,171  19,466  28,085   20,530  131,336  126,391

   LIABILITIES
Savings, NOW,
   and Money Market
    Deposits                    -        -       -       -       -  132,353  132,353  132,353       2.43%
Certificates of Deposit   117,967   46,528   2,754   1,394   1,626      138  170,407  171,442       4.97%
Short-term
   Borrowings               2,282        -       -       -       -        -    2,282    2,282       4.94%


Scheduled maturity of market risk sensitive instruments at December 31, 1997:

                                                                                                Average
                                                                     Over              Fair    Effective
                          Year 1   Year 2   Year 3  Year 4  Year 5  5 Years   Total    Value     Yield
   ASSETS
   Securities
Fixed Rate                 35,006   61,757  23,084   9,934   5,938   12,833  148,552  148,917       5.93%
Floating Rate               7,980    2,689   7,497   7,880   5,093   37,914   69,053   69,053       6.29%
Equity Securities               -        -       -       -       -      368      368      368       5.69%
                          -------------------------------------------------------------------
Total Securities           42,986   64,446  30,581  17,814  11,031   51,115  217,973  218,338
   Loans
Fixed Rate                 37,059   18,460  16,459   6,597   7,053    7,499   93,127   89,033       9.69%
Floating Rate               7,015      667   1,309   1,052     692    4,144   14,879   14,879       9.08%
                          -------------------------------------------------------------------
  Total                    44,074   19,127  17,768   7,649   7,745   11,643  108,006  103,912

   LIABILITIES
Savings, NOW,
   and Money Market
   Deposits                     -        -       -       -       -  126,016  126,016  126,016       2.72%
Certificates of Deposit   143,378   13,880   4,052     735   1,186        -  163,231  163,872       4.58%
Short-term
   Borrowings                   -      844       -       -       -        -      844      844       5.61%

Loans
-----

     The Company's loan portfolio consists primarily of real estate, commercial and industrial, and consumer loans. Total loans were $131,336,000 at December 31, 1998 compared to $108,006,000 at December 31, 1997 and $103,185,000 at
December 31, 1996.

     As can be seen in Table VI, a strong increase of approximately 23.8% in commercial and industrial loans, a strong increase of approximately 28.1% in real estate loans occurred while installment loans increased a moderate 8.7% in 1998. In 1998, the Jefferson Bank acquisition resulted in an increase in total loans of approximately $7,337,000. The additional increase in total loans experienced by the Company in 1998 was due to increased loan demand. In 1997, there was a strong increase of approximately 17.2% in commercial and industrial loans, a moderate increase of approximately 8.5% in real estate loans while installment loans decreased a moderate 9.7%. The increase in 1996 from 1995 was the result of strong loan demand and an approximately $6,100,000 increase due to the acquisition of the Waskom Bank. Increases in loans not related to the acquisition of the Waskom Bank were also the result of marketing efforts aimed at real estate and installment customers. The increase in 1995 is the result of increased loan demand, marketing efforts and branch acquisitions. The increase in 1994 over 1993 is partially attributable to the acquisition of the Jefferson Branch, and the NationsBank Branches and an increase in lease financing receivables and tax-exempt obligations.

     At December 31, 1998, real estate mortgage loans comprised 48.9% of the loan portfolio, compared to 46.4% and 44.8% at December 31, 1997 and December 31, 1996, respectively.


Table VI  Loan Information (dollars in thousands) - Outstanding Balances at:

                                                                                   December 31,
                                           -----------------------------------------------------------------------------------------

Types of Loans                                    1998               1997              1996              1995              1994
----------------------------
                                           ----------------   ----------------   ---------------   ---------------   ---------------

Commercial and industrial                          $ 34,632             27,973            23,863            22,444            18,410


Real estate - mortgage                               64,204             50,122            46,211            34,009            28,683


Installment                                          32,500             29,911            33,111            26,234            18,123

                                           ----------------   ----------------   ---------------   ---------------   ---------------

  Total                                            $131,336            108,006           103,185            82,687            65,216

                                           ================   ================   ===============   ===============   ===============


     Approximately 11% of the Company's loans have adjustable interest rates, while most loans are on fixed rates maturing within five years. Table VII presents a maturity analysis of the Company's loan portfolio at December 31, 1998:

Table VII - Loan Interest and Maturity Information (dollars in thousands)
                                                                       At December 1, 1998
                                                 -------------------------------------------------------------
                                                     Commercial          Real
                                                   and Industrial       Estate       Installment      Totals
                                                 ----------------  --------------  -------------  ------------
Fixed rate loans:
   Mature within one year                                  $ 6,245         10,450          4,901        21,596
   Mature in one to five years                              12,549         39,532         26,463        78,544
   Mature after five years                                   7,369          9,536            118        17,023
                                                 -----------------  -------------  -------------  ------------
           Total fixed rate loans                           26,163         59,518         31,482       117,163
Floating rate loans:
   Mature within one year                                    5,444            507            513         6,464
   Mature in one to five years                               1,625          1,883            202         3,710
   Mature after five years                                   1,400          2,296            303         3,999
                                                 -----------------  -------------  -------------  ------------
           Total floating rate loans                         8,469          4,686          1,018        14,173
Total loans:
   Mature within one year                                   11,689         10,957          5,414        28,060
   Mature in one to five years                              14,174         41,415         26,665        82,254
   Mature after five years                                   8,769         11,832            421        21,022
                                                 -----------------  -------------  -------------  ------------
           Total loans                                     $34,632         64,204         32,500       131,336
                                                 =================  =============  =============  ============

Allowance for Loan Losses
-------------------------

  The balance in allowance for loan losses at December 31, 1998 was $1,701,000 compared to the December 31, 1997 balance of $1,249,000 and the December 31, 1996 balance of $1,146,000. The allowance for loan losses at December 31, 1998, 1997 and 1996, was 1.30%, 1.16%, and 1.11%, of outstanding loans, respectively. The acquisition of the Jefferson Bank accounted for approximately $165,000 of the increase in the allowance for loan losses in 1998. The acquisition of the Waskom Bank accounted for approximately $24,000 of the increase in the allowance for loan losses in 1996. As in 1997, increases in 1996 and 1995 were due to continued increases in loan and lease balances. In 1998, 1997, and 1996 respectively the Company made provisions to increase the allowance for loan losses by $623,000, $330,000, and $264,000. The larger provisions during 1998 and 1997 were made due to continued growth in loan and lease balances. The increased provision and increased percentage of the allowance as a percentage of total loans is due primarily to the Company's new overdraft program that increased risk. However, management believes the risk is significantly offset by the increase in fees generated. In 1998 the Company experienced net charge offs of $336,000 compared to net charge offs in 1997 of $227,000.

     By its nature, the process through which management determines the appropriate level of the allowance requires considerable judgment. The determination of the necessary allowance and, correspondingly, the provision for loan losses involves assumptions about and projections of national and local economic conditions, the composition of the loan portfolio, and prior loss
experience, in addition to other considerations.   As a result, no assurance can
be given that future losses will not vary from the current estimates. However, management believes that the allowance at December 31, 1998 is adequate to cover losses inherent in its loan portfolio. A migration analysis and an internal classification system for loans also help identify potential problems. From these analyses, management determines which loans are potential candidates for nonaccrual status or charge-off. Management continually reviews loans and classifies them consistent with the regulatory guidelines to help ensure that an adequate allowance is maintained.

     The Company uses a combination of a loss migration approach and a specific allocation approach to determine the adequacy of the allowance for loan and lease losses. In general, the migration analysis tracks, on a quarter by quarter basis, the percentage of various classified loan pools that ultimately becomes a loss over a twelve month time period. The sum of the loss percentages for each quarter of the analysis is used to estimate the loss that exists in the Company's current population of classified loans. The methodology for determining loss percentages on unclassified loans is based on historical losses on the pool of loans that were considered pass credits twelve months prior to the loss. Adjustments are then made to account for risks in the portfolio associated with: (1) levels of, and trends in, delinquencies and non-accruals;
(2) trends in volume and terms of loans; (3) changes in lending policies and procedures; (4) experience, ability and depth of lending management and staff;
(5) national and local economic trends and conditions; and (6) concentrations of credit.

     Based on historical trends, the Company estimates that approximately $567,000 will be charged off in the year ending December 31, 1999. The breakdown of this estimate is as follows: $52,000 in commercial and industrial, $15,000 in real estate - mortgage, and $500,000 in installment.

Table VIII  Analysis of Allowance of Loan Losses (dollars in thousands)
                                                                      Years Ended December 31,
                                           ---------------------------------------------------------------------------------------
                                                 1998           1997          1996          1995           1994
                                           ------------ -------------- ------------- ---------------------------
Balance at beginning of period                 $  1,249          1,146         1,019           997         1,014

Charge-offs:
  Commercial and industrial                          78             57            20            90            27
  Real estate mortgage                               26              1             -             -             2
  Installment loans                                 455            289           223           157            33
                                           ------------ -------------- ------------- ---------------------------
        Total charge-offs                           559            347           243           247            62
                                           ------------ -------------- ------------- ---------------------------

Recoveries:
  Commercial and industrial                          69             49            28            40           157
  Real estate mortgage                                -              -             -             -             -
  Installment loans                                 154             71            54            49            38
                                           ------------ -------------- ------------- ---------------------------
        Total recoveries                            223            120            82            89           195
                                           ------------ -------------- ------------- ---------------------------

Net charge-offs (recoveries)                        336            227           161           158          (133)

Additions charged (credited) to
  Operations                                        623            330           264           180          (150)

Addition due to acquisition                         165              -            24             -             -
                                           ------------ -------------- ------------- ---------------------------

Balance at end of period                       $  1,701       $  1,249       $ 1,146         1,019           997
                                               ========       ========       =======        ======        ======

Average loans outstanding
  during the period*                           $116,520        101,245        88,684        71,347        55,516

Gross charge-offs as a percent
  of average loans*                                0.48%          0.34          0.29          0.35          0.11

Recoveries as a percent of
  gross charge-offs                               39.89%         34.58         33.75         36.03        314.52

Ratio of net charge-offs (recoveries)
  during the period to average loans
  outstanding during the period*                   0.29%          0.22          0.19          0.22         (0.24)

*     Net of unearned income

Table IX  Allocation of Allowance for Loan Losses (dollars in thousands)
                                                                  As of
                                                               December 31,
               ------------------------------------------------------------------------------------------------------------------
                    1998                  1997                     1996                    1995                  1994
               ------------------------------------------------------------------------------------------------------------------

                   Reserve                Reserve                 Reserve                  Reserve               Reserve
                   Amount      Ratio*     Amount     Ratio*        Amount       Ratio*     Amount     Ratio*     Amount     Ratio*
               ------------  --------  ---------   --------   -----------    ---------  ----------  --------   ---------  -------

Commercial
and industrial      $  677      39.8%     $  619      49.5%          $  359      23.1%     $  468      27.2%      $ 239      29.7%

Real estate -
Mortgage               511      30.0         191      15.3               81      44.8         112      41.1         123      43.7

Installment            498      29.3         413      33.1              420      32.1         366      31.7          86      26.6

Unallocated             15       0.9          26       2.1              286       N/A          73       N/A         549       N/A
               -----------  --------  ----------  --------  ---------------  --------  ----------  --------  ----------  --------

                    $1,701     100.0%     $1,249     100.0%          $1,146     100.0%     $1,019     100.0%      $ 997     100.0%
               ===========  ========  ==========  ========  ===============  ========  ==========  ========  ==========  ========

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

     Nonaccrual loans totaled $81,000 in 1998, $172,000 in 1997, and $147,000 in
1996. The decrease from 1997 to 1998 was the result of one loan being moved out of nonaccrual status. The increase from 1996 to 1997 was the result of one loan being moved to nonaccrual status. Restructured loans include those for which there has been a reduction in stated interest rate, extension of maturity, reduction in face amount of debt, or reduction in accrued interest. As of December 31, 1998, the Company had one restructured loan.

     Loans past due over ninety days and still accruing interest were $21,000 at December 31, 1998, a slight increase from the December 31, 1997 amount of $20,000.

     The following table presents an analysis of nonaccrual, past due, other real estate and restructured loans at December 31, 1998.

Table X - Analysis of Nonaccrual, Past Due, Other Real Estate, and Restructured Loans (dollars in thousands)
                                                                                          At December 31,
                                           -----------------------------------------------------------------------------------------

                                                  1998               1997              1996              1995              1994
                                           ----------------    ---------------   ---------------   ---------------   ---------------

Nonaccrual loans                                    $    81                172               147                99               195

Restructured loans                                       69                  -                 -                 -                 -

Other impaired loans                                      -                  -                 -                 -                 -

Other real estate                                       125                186               151                 -                 -

                                           ----------------    ---------------   ---------------   ---------------   ---------------


Total nonperforming assets                              275                358               298                99               195

                                           ================    ===============   ===============   ===============   ===============


Allowance for loan loss to
  nonperforming assets                               618.55%            384.88            384.90           1029.29            511.28


Nonperforming assets as a per-
  centage of stockholders' equity                       0.8%               1.1                .9                .3                .7


Loans past due 90+ days and
still                                               $    21            $    20           $    33                41                33

 accruing
                                           ================    ===============   ===============   ===============   ===============


Other potential problem loans                             -                  -                 -                 -                 -

                                           ================    ===============   ===============   ===============   ===============


Income that would have been
  recorded in accordance with
  original terms                                    $     6                  5                 7                 5                20


Less income actually
  recorded                                                -                  -                 3                 -                 -

                                           ----------------    ---------------   ---------------   ---------------   ---------------


Loss of income                                      $     6                  5                 4                 5                20

                                           ================    ===============   ===============   ===============   ===============


Securities
----------

     The Investment Committee, under the guidance of the Company's Investment Policy, assesses the short and long-term investment needs of the Company after consideration of loan demand, interest rate factors, and prevailing market conditions. Recommendations for securities purchases and other transactions are then made considering safety, liquidity, and maximization of return to the Company. Management determines the proper classification of securities (e.g., hold-to-maturity, available-for-sale) at the time of purchase. Securities that management does not intend to hold to maturity or that might be sold under certain circumstances are classified as available for sale. For example, management might decide to sell certain of its mortgage-backed securities in response to changes in interest rates that may result in subjecting the Company to unacceptable levels of prepayment risk. Management might also decide to sell certain securities as a result of increases in loan demand. If management has the intent and the Company has the ability at the time of purchase to hold the securities until maturity, the securities will be classified as held to maturity.

     Management's strategy with respect to securities is to maintain a very high quality portfolio with generally short duration. The quality of the portfolio is maintained with approximately 85% of the total comprised of U.S. Treasury, federal agency securities, and agency issued mortgage securities. Treasury holdings are currently positioned in a ladder structure. Three-year treasury bonds are purchased quarterly, held for two years, then sold with one year left to maturity to take advantage of the slope in the yield curve. The collateralized mortgage obligations (CMOs) and mortgage backed securities (MBS) held by the Company are backed by agency collateral, which consists of loans issued by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Corporation (FNMA), and the Government National Mortgage Association
(GNMA) with a blend of fixed and floating rate coupons.

     Credit risk is minimized through agency backing, however, there are other risks associated with MBS and CMOs. These other risks include prepayment, extension, and interest rate risk. MBS are securities, which represent an undivided interest in a pool of mortgage loans. CMOs are structured obligations that are derived from a pool of mortgage loans or agency mortgage-backed securities. CMOs in general have widely varying degrees of risk, which results from the prepayment risk on the underlying mortgage loans and its effect on the cash flows of the security.

     Prepayment risk is the risk of borrowers paying off their loans sooner than expected in a falling rate environment by either refinancing or curtailment. Extension risk is the risk that the underlying pool of loans will not exhibit the expected prepayment speeds thus resulting in a longer average life and slower cash flows than anticipated at purchase. Interest rate risk is based on the sensitivity of yields on assets that change in a different time period or in a different proportion from that of current market interest rates. This may be as a result of a lagging index, such as the Cost of Funds Index or periodic and
annual caps on floating rate pools.   Changes in average life due to prepayments
and changes in interest rates in general will cause the market value of MBS and CMOs to fluctuate.

     The Company's MBS portfolio consists of fixed rate balloon maturity pools with short stated final maturities, fixed rate conventional mortgage pools, and adjustable rate mortgage (ARM) pools with coupons that reset annually and have longer maturities. Investments in CMOs consist mainly of Planned Amortization Classes (PAC), Targeted Amortization Classes (TAC), and sequential classes. Floating rate securities make up 71% of the CMO portfolio. Support and liquidity classes with longer average lives and floating rate coupons are a relatively small portion of the portfolio.

     To maximize after-tax income, investments in tax-exempt municipal securities are utilized, but with somewhat longer maturities.

     At December 31, 1998, the Company's level of structured notes was insignificant.

     Securities are the Company's single largest interest-earning asset representing approximately 53%, 61%, 64% of total assets at December 31, 1998, 1997, and 1996 respectively. The investment portfolio totaled $205.4 million at December 31, 1998, down from $218.0 and $228.2 million at December 31, 1997 and December 31, 1996, respectively.

     The various types of securities held by the Company are listed below in Table XI:

Table XI - Investment Securities Information (dollars in thousands)

Held to Maturity Portfolio                                             At December 31,
                                              ---------------------------------------------------------------
(Carried at Amortized Cost)                          1998                   1997                   1996
                                              -----------------      -----------------      -----------------

U.S. Treasuries                                           7,013               $  7,038                  7,062
U.S. Government Agencies                                  3,064                 10,144                 10,215
State and Municipal                                      47,037                 32,213                 34,069
Corporate securities                                          -                      -                  2,508
Other Securities                                            352                      -                      -
                                              -----------------      -----------------      -----------------
                                                         57,466                 49,395                 53,854

Mortgage-backed securities
and collateralized mortgage
obligations                                              17,071                 19,838                 28,561
                                              -----------------      -----------------      -----------------

Total Held to Maturity                                   74,537               $ 69,233                 82,415
                                              =================      =================      =================

Available for Sale Portfolio                                           At December 31,
                                              ---------------------------------------------------------------
(Carried at Market Value)                                  1998                   1997                   1996
                                              -----------------      -----------------      -----------------

U.S. Treasuries                                          48,061               $ 60,282                 54,115
U.S. Government Agencies                                 14,287                 20,029                 17,716
State and Municipal                                       2,435                      -                      -
Corporate securities                                          -                      -                  1,004
Other securities                                            467                    368                    348
                                              -----------------      -----------------      -----------------
                                                         65,250                 80,679                 73,183
Mortgage-backed securities and
collateralized mortgage obligation                       65,636                 68,061                 72,557
                                              -----------------      -----------------      -----------------

Total Available for Sale                                130,886               $148,740                145,740
                                              =================      =================      =================

     The maturities and weighted yields of each portfolio by type of security and their book and market values are detailed below in Table XII:

Table XII - Investment Securities Maturities and Yield Information (dollars in thousands)

Held to Maturity Portfolio (Carried at amortized cost):

                                                     As of December 31, 1998
                                                     -----------------------
                      Matures in      Matures in    Matures in    Matures in      Amortizing
                    1 Year or Less    1-5 Years     5-10 Years  After 10 Years    Securities     Total
                    --------------  ------------- ------------- --------------  --------------    Book  Market
                    Balance Yield   Balance Yield Balance Yield Balance Yield   Balance  Yield   Value  Value
                    ------- -----   ------- ----- ------- ----- ------- -----   -------  -----   -----  ------
U.S Treasury and
government
agencies            $10,077  5.69%        -     -       -     -       -     -         -      -  10,077  10,115

State and
Municipal*            5,984  6.57     8,688  6.68  11,087  6.93  21,278  6.71         -      -  47,037  48,267

Corporate
securities                -     -         -     -       -     -       -     -         -      -       -       -

Other                     -     -         -     -       -     -     352  4.21         -      -     352     352
                     -------  ----     -----  ----  ------  ---- ------  ----    ------  -----  ------  ------
Sub Total            16,061  6.68     8,688  6.16  11,087  7.65  21,630  7.47         -      -  57,466  58,734

Mortgage-backed
Securities                -     -         -     -       -     -       -     -    17,071   6.06  17,071  17,170
                     -------  ----     -----  ----  ------  ---- ------  ----    ------  -----  ------  ------
Total                $16,061  6.68     8,688  6.16  11,087  7.65 21,630  7.47    17,071   6.06  74,537  75,904
                     =======  ====     =====  ====  ======  ==== ======  ====    ======   ====  ======  ======

Available for Sale Portfolio (Carried at Market Value):

                                               As of December 31, 1998
                                               -----------------------
                        Matures in         Matures in        Matures in       Matures in       Amortizing
                      1 Year or Less       1-5 Years         5-10 Years      After 10 Years    Securities      Total
                      --------------   ----------------   ----------------  ---------------- --------------  Amortized   Market
                      Balance  Yield   Balance    Yield   Balance    Yield  Balance  Yield   Balance  Yield    Cost       Value
                      -------  -----   -------    -----   -------    -----  -------  ------  -------  -----  ---------   ------
U.S Treasury and
government agencies   $ 1,512   4.62%  $57,870     5.60%  $ 1,984     6.29%       -      -         -      -     61,366   62,347

State and Municipal*        -      -         -        -       115     5.94    2,320   6.72%        -      -      2,435    2,435

Corporate securities        -      -         -        -         -        -        -      -         -      -          -        -

Other securities            -      -         -     0.00       467     5.70        -      -         -      -        467      467
                      -------   ----   -------     ----   -------     ----   ------   ----    ------  -----     ------  -------
Sub Total               1,512   4.62    57,870     5.60     2,566     0.00%   2,320   6.72         -      -     64,268   65,249

Mortgage-backed
securities                  -      -         -        -         -        -        -      -    65,635   5.71     65,635   65,637
                      -------   ----   -------     ----   -------     ----   ------   ----    ------   ----    -------  -------
Total                 $ 1,512   4.62%  $57,870     5.60%  $ 2,566     0.00% $ 2,320   6.72%   65,635   5.71    129,903  130,886
                      =======   ====   =======     ====   =======     ====   ======   ====    ======   ====    =======  =======
* Yields are stated on a tax-equivalent basis at a 34% effective tax rate.

Deposits
--------

  Total deposits at December 31, 1998 were $345.7 million, an increase of approximately $23.6 million from the December 31, 1997 deposit total of $322.1 million. Total deposits increased during 1998 by approximately $28.5 million as a result of the Jefferson Bank acquisition, which increase was partially offset by the overall decrease in deposits. Deposits totaled approximately $320.7 million at December 31, 1996.

  Total average deposits in 1998 were $320,144,000, an increase of $8,336,000 over 1997. Total average deposits in 1996 were $311,808,000, an increase of $11,804,000 over the December 31, 1996 total of $300,004,000. The majority of the increase from 1996 to 1997 was a result of the Waskom Bank acquisition, which occurred in September 1997, and the majority of the increase from 1997 to 1998 was a result of the Jefferson acquisition, which occurred in December 1998.

  The average balances of the various deposit types for the last three years along with the interest paid and average deposit interest rates follow:

Table XIII - Analysis of Depositor Average Balances (dollars in thousands)


                                                                   Year Ended December 31,
                        ----------------------------------------------------------------------------------------------------------
                                      1998                                   1997                                1996
                        ----------------------------------     -------------------------------     -------------------------------
                        Average     Interest      Average      Average     Interest    Average     Average     Interest    Average
                        Balances    Expense        Rate        Balances    Expense       Rate      Balances    Expense       Rate
Non-interest-bearing
demand                  $ 36,883           -             -%    $ 31,955           -          -%    $ 27,864           -          -%

Interest-bearing demand   75,420       1,814          2.42       73,665       1,910       2.59       72,194       2,015       2.79

Savings                   10,270         252          2.45        9,419         250       2.65        8,442         226       2.68

Money market accounts     34,564         960          2.78       34,472       1,035       3.03       36,819       1,096       2.98

Time                     163,007       8,318          5.10      162,297       8,298       5.11      154,685       7,839       5.07
                        --------      ------          ----     --------      ------       ----     --------      ------      -----

        Total           $320,144      11,344          4.01     $311,808      11,493       4.11%    $300,004      11,176       4.11%
                        ========      ======          ====     ========      ======       =====    ========      ======       ====

  Time deposits consist of certificate of deposits and represent the types of deposits most likely to affect the future earnings of the Company because of their interest rate sensitivity. These deposits are generally more costly sources of funds than other types of deposits. At December 31, 1998, 50.9% of total average deposits were time deposits as compared to 52.1%, and 51.6% at December 31, 1997 and 1996, respectively.

  Included in the table below are time deposits at December 31, 1998, with balances of $100,000 or more. These deposits represent 25.8% of total time deposits, and the majority of such deposits will mature within three months, reflecting the volatile nature of these deposits. The cost of these funds is generally higher than for other time deposits. The following table provides an analysis of the maturity of these deposits:

Table XIV - Certificates of Deposit $100,000 or more (dollars in thousands) at December 31, 1998

                                                              Maturity from                   Percent of
                                                            December 31, 1998                   Total
                                                            -----------------                 ----------
Three months or less                                             $24,994                        56.80%
Within months four through six                                     9,548                        21.70%
Within months seven through twelve                                 9,241                        21.00%
Over one year                                                        220                         0.50%
                                                                 -------                       ------

        Total                                                    $44,003                       100.00%
                                                                 =======                       ======

Short-Term Borrowings
---------------------

     As of December 31, 1998, the Company's short term borrowings consisted of notes payable issued as a result of the Waskom Bank and Jefferson Bank acquisitions. The Waskom notes payable plus accrued interest totaled $468,000 at December 31, 1998 and were accruing interest at the rate of 4.94%. The rate of interest on the Waskom notes payable changed from 5.61% to 4.94% on September 10,1998. As of January 4, 1999, the balance of the Waskom notes payable had been reduced to zero. The Jefferson notes payable plus accrued interest totaled $1,838,000 at December 31, 1998 and were accruing interest at the rate of 4.43% and will remain at this rate until their maturity on January 15, 1999. As of March 5, 1999, the balance of the Jefferson notes payable had been reduced to zero.

From time to time, primarily due to decreases in liquidity caused by timing of investment transactions, the Company may borrow on a short-term basis from the Federal Reserve Bank, or purchase federal funds through lines of credit approved at Texas Independent Bank. In anticipation of additional cash which may potentially be required in the Company's vaults related to Y2K concerns, the Company has established credit lines at several large correspondents.

Capital Resources and Capital Adequacy
--------------------------------------

     The Company's shareholders' equity of $35,911,000 at December 31, 1998 remains at a level considered to be adequate by management. Shareholder equity increased from 1997 to 1998 due to profits in excess of dividends paid to shareholders reflected in the increase in retained earnings from 1997, and as a result of a net change in the net unrealized gain (loss) on available for sale securities of $984,000. The increase in the net unrealized gain on available for sale securities was caused by a decline in long term interest rates, which has had a positive impact on the market price of many of the Company's investment securities. Shareholders' equity was $32,729,000 at December 31, 1997 and $31,988,000 at December 31, 1996.

     The regulatory agencies that govern banks require banks to meet certain minimum capital guidelines. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), Federal bank regulatory agencies adopted new capital adequacy guidelines which link the adequacy of a bank's capital to the risks inherent in both its on and off balance sheet activities. These guidelines are termed "risk based" capital guidelines and became fully effective on December 31, 1992. At that time, banks were required to have a minimum ratio of Tier 1 capital to total risk-adjusted assets, as defined in the regulations, of not less than 4%, and a ratio of combined Tier 1 and Tier 2 capital to total risk-adjusted assets of not less than 8%. Tier 1 capital consists primarily of the sum of common stock and perpetual noncumulative preferred stock, less goodwill less certain percentages of other intangible assets. Tier 2 capital consists primarily of perpetual preferred stock not qualifying as Tier 1 capital, perpetual debt, mandatory convertible securities, subordinated debt, convertible preferred stock with an original weighted average maturity of at least five years and the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The federal regulatory agencies may require higher ratios in the event of certain circumstances that they, in their discretion, deem to be of sufficient cause to require higher ratios. At December 31, 1998, Citizens Bank had Tier 1 and total capital ratios of 19.24% and 20.29% respectively. At December 31, 1997, Citizens Bank had Tier 1 and total capital ratios of 23.7% and 24.7% respectively. At December 31, 1996, Citizens Bank had a Tier 1 and total capital ratio of 23.5% and 24.4% respectively.

     The Federal and state bank regulatory agencies also require that a bank maintain a minimum leverage capital ratio of Tier 1 capital to average total consolidated assets of at least 3% for the most highly-rated, financially sound banks and a minimum leverage ratio of at least 4% to 5% for all other banks. Adjusted total assets is comprised of total assets less the intangible assets that are deducted from Tier 1 capital. As of December 31, 1998, Citizens Bank's leverage ratio was 8.8% compared to 9.1% and 9.0% as of December 31, 1997 and December 31, 1996 respectively.

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

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be "well capitalized," an institution is required to have at least a 5% leverage ratio, a 6% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. However, the regulatory agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one category because of safety and soundness concerns. As of December 31, 1998, 1997, and 1996, Citizens Bank met all regulatory requirements to be deemed "well capitalized."

     On October 10, 1996, the Company completed the repurchase of 29,700 shares of its common stock (representing 1.375% of its then outstanding shares) in a privately negotiated transaction from a single shareholder. Such shares were purchased for $334,125 in the aggregate, or $11.25 per share. The purchase price was paid in cash using available cash resources, and the Company did not incur any debt in connection with the stock repurchase.

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

     On December 11, 1998, the Citizens Bank completed its acquisition of all of the issued and outstanding stock of Jefferson National Bank. The Citizens Bank acquired certain assets and assumed certain liabilities for a purchase price of $6,150,200 that was funded with a combination of notes and cash.

     During 1998, the Company purchased 1,120 shares of its common stock from four shareholders at an average cost of $14.50 per share. These privately negotiated transactions all occurred after expiration of the tender offer (see above). The purchase price was paid in cash using available cash resources, and the Company did not incur any debt in connection with these stock repurchases.

Employees
---------

     At December 31, 1997, the Company employed approximately 168 full-time and 21 part-time employees. Management highly values and respects its excellent relationship with its employees.

Year 2000
---------

     The Year 2000 ("Y2K") issue relates to the fact that many computer systems, hardware and software, use a two digit field to represent the year. The concern is that on January 1, 2000, a computer system may incorrectly interpret the year 2000 as 1900 causing various mathematical calculations to be wrong.

     Since mid 1996, the Company has been actively preparing for the entry to the year 2000 in an effort to minimize the impact of the Y2K issue to the Company and its customers. The Company established a Y2K committee headed by a senior member of the staff. The Y2K committee reviewed a list of the Company's equipment that might be affected by any glitch caused by the date rollover to the year 2000 and developed a plan to test all mission critical systems and remediate if necessary.

     All information technology systems, such as the main computer system, check sorter, LAN & WAN networks, ATMs, PCs and core system software, will be tested by March 31, 1999. By mid March 1999, the testing of these systems was substantially complete and all systems have either tested compliant or the appropriate upgrade and enhancement has been installed to remediate the identified problem. Additional testing will be performed by June 30,1999 to provide an added comfort level that all systems are ready to operate in the new millenium.

     All the non-information technology systems, including security systems, vaults, elevators and HVAC systems, have been listed and will be tested by June 30, 1999. Like the information technology systems, all of the systems reviewed and tested to this point have been found to be Y2K compliant or an upgrade or enhancement has been added to remediate the identified problem.

     The Company has assessed the Y2K risks related to outside companies and businesses with whom it relies to provide service to the Company's customers. Two of the primary concerns are electrical and telephone service. Representatives of the Company have been in contact with the various companies that provide these services in each of its locations and believe, based on representations given by third parties, that they will be able to provide continuous service to the Company in the new millennium. As the Company has become more reliant on its information technology system, a diesel generator to provide backup electrical power to the main bank location has been purchased and is scheduled to be operational by June 1999.

     The third principal Y2K concern is the Company's correspondent relationship with the Federal Reserve Bank for the transmission of electronic funds and wire transfers. Testing with the Federal Reserve has been completed and all tests have been completed as Y2K compliant. The Company also maintains accounts with several major correspondent banks that could be used as alternate source for wire transfers and clearing checks.

     The cost of replacing non-compliant Y2K hardware and software in 1998 was approximately $57,000. This does not include the purchase of a check sorter and a phone system for the main bank at a cost of approximately $220,000 since these items were targeted for replacement before it was determined that they were not Y2K compliant. The $57,000 does include the salary of a person who was hired in mid year of 1998 to assist with the testing for Y2K, but does not include salary expense for the personnel that were already on staff. In 1999, the Company anticipates spending approximately $25,000 on systems and testing related to Y2K.

     The impact of the Y2K issues on the Company will depend not only on the corrective steps the Company takes, but will also depend on the way governmental agencies and other businesses react. Notwithstanding the Company's best efforts, there can be no assurance that all customers and third party vendors with whom the Company conducts business will adequately address their Y2K issues. With this in mind, the bank is developing contingency plans for implementation in the event a significant third party vendor does not adequately address the Y2K issues. These plans primarily involve using backup sites, alternate vendors or internal remediation.

     The Company has questioned various loan and deposit customers regarding their Y2K readiness and related issues to anticipate how the liquidity of the bank may be affected. The primary concerns of the Company are the concern depositors may have and how much additional cash will be required to be in the vaults to fund liquidity needs of depositors. The Company has established credit lines at several large correspondents in an abundance of caution. The Company has reviewed its larger loan commitments to assess the Company's potential exposure to any of its borrower's lack of Y2K readiness. This credit risk will be used in calculating the provision for loan loss.

     The Company has attempted to address all known Y2K issues in a timely and correct manner. Despite the Company's best efforts to accurately plan for the Year 2000, the results could vary from these estimates if the bank has unforeseen difficulties in a mission critical system and its ultimate remediation.

Competition
-----------

     The Company services a large portion of the East Texas area with offices in Henderson, Overton, and Mount Enterprise, in Rusk County, Jefferson, in Marion County, Malakoff and Chandler, in Henderson County, Waskom, in Harrison County, and Corsicana in Navarro County.

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

Outlook and Corporate Objectives
---------------------------------

     Though many factors such as inflation, interest rate risks, credit quality, regulatory environment and local economic conditions affect the earnings of the Company, the outlook for 1999 appears to be good. The Company faces the challenge of maintaining a high quality loan portfolio while trying to increase its market share of loans, reducing its overhead by utilization of economies of scale, coordinating its branch operations, maintaining deposits in a historically low interest rate environment, staying abreast of the latest technological changes, preserving its strong dividend payout, and increasing its non-interest income.

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

Recent Accounting Pronouncements
--------------------------------

The following selected accounting pronouncements were issued during 1998, but have not yet become effective, and are listed together with the expected impact on the Company.

     FASB 133, Accounting for Derivative Instruments and Hedging Activities This Statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Statement will be effective for the company in the fiscal year ending in 2000. Due to the Company's limited use of derivative instruments, the effect of implementation of this new pronouncement is not expected to have a significant effect on the financial position or results of operations of the Company.

     SOP 98-5, Reporting on the Costs of Start-Up Activities This Statement of Position requires that the costs of start-up activities, including organizational costs, be expensed as incurred. SOP 98-5, effective for fiscal years beginning after December 15, 1998, requires initial application to be recorded as of the beginning of the fiscal year in which the SOP is first adopted and is reported as the cumulative effect of a change in accounting principle. Although certain capitalized costs of the Company will be effected, the effect of implementation of this new pronouncement is not expected to have a significant effect on the financial condition or results of operations of the Company.

Forward-Looking Information
---------------------------

     Statements and financial discussion and analysis by management contained throughout this Annual Report that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. Various factors could cause actual results to differ materially from the forward-looking statements, including, without limitation, changes in interest rates and economic conditions, increased competition for deposits and loans adversely affecting rates and terms, changes in availability of funds increasing costs or reducing liquidity, changes in applicable statutes and governmental regulations, the Company's ability to successfully complete its Y2K compliance project in time, and the loss of any member of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels.

                         Independent Auditors' Report
                         ----------------------------




The Board of Directors and Stockholders
Henderson Citizens Bancshares, Inc.:


We have audited the accompanying consolidated balance sheets of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henderson Citizens Bancshares, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



KPMG LLP



Shreveport, Louisiana
February 26, 1999

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                          December 31, 1998 and 1997
                            (dollars in thousands)

                            Assets                                          1998                 1997
                                                                     -----------------     -----------------
Cash and due from banks                                              $           9,493                 8,886
Interest-bearing deposits with financial institutions                           17,174                 8,212
Federal funds sold                                                              10,230                 5,040
Securities:
    Held to maturity, approximate market value of
      $75,904 in 1998 and $69,598 in 1997                                       74,537                69,233
    Available for sale                                                         130,886               148,740
                                                                     -----------------     -----------------
                                                                               205,423               217,973
Loans, net                                                                     129,263               106,061
Premises and equipment, net                                                      6,202                 5,209
Accrued interest receivable                                                      3,706                 3,311
Other assets                                                                     5,428                 3,801
                                                                     -----------------     -----------------

                                                                     $         386,919               358,493
                                                                     =================     =================

              Liabilities and Stockholders' Equity

Deposits:
    Demand -  noninterest-bearing                                               42,960                32,860
    NOW accounts                                                                85,029                79,810
    Money market and savings                                                    47,324                46,206
    Certificates of deposit and other time deposits                            170,407               163,231
                                                                     -----------------     -----------------
                Total deposits                                                 345,720               322,107
Accrued interest payable                                                         1,325                 1,105
Notes payable                                                                    2,282                   844
Other liabilities                                                                1,681                 1,708
                                                                     -----------------     -----------------
                                                                               351,008               325,764

Stockholders' equity:
    Preferred stock, $5 par value; 2,000,000 shares
      authorized, none issued or outstanding                                         -                     -
    Common stock, $5 par value; 10,000,000 shares
      authorized, 2,160,000 issued                                              10,800                10,800
    Capital surplus                                                              5,400                 5,400
    Undivided profits                                                           21,089                18,875
    Accumulated other comprehensive income                                         649                  (335)
                                                                     -----------------     -----------------
                                                                                37,938                34,740
    Less treasury stock at cost, 143,626 shares in
      1998 and 142,506 shares in 1997                                           (2,027)               (2,011)
                                                                     -----------------     -----------------
                Total stockholders' equity                                      35,911                32,729

Commitments and contingencies                                        -----------------     -----------------

                                                                     $         386,919               358,493
                                                                     =================     =================

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                          December 31, 1998 and 1997
                            (dollars in thousands)

                                                                                   1998           1997           1996
                                                                                -----------    -----------    -----------
Interest income:
    Loans                                                                       $     9,705          8,840          7,642
    Investment securities
           Taxable - available-for-sale                                               8,178          8,829          8,058
           Taxable - held-to-maturity                                                 1,785          2,529          3,182
           Tax-exempt                                                                 1,670          1,478          1,390
    Federal funds sold                                                                  351            202            117
    Interest-bearing deposits with financial institutions                               545            389            327
                                                                                -----------    -----------    -----------
                  Total interest income                                              22,234         22,267         20,716
                                                                                -----------    -----------    -----------

Interest expense:
    Deposits:
           NOW accounts                                                               1,814          1,910          2,015
           Money market and savings                                                   1,212          1,285          1,322
           Certificates of deposit and other time deposits                            8,318          8,298          7,839
    Other borrowed funds                                                                 33             53             27
                                                                                -----------    -----------    -----------
                  Total interest expense                                             11,377         11,546         11,203
                                                                                -----------    -----------    -----------

                  Net interest income                                                10,857         10,721          9,513

Provision for loan losses                                                               623            330            264
                                                                                -----------    -----------    -----------
                  Net interest income after provision for loan losses                10,234         10,391          9,249
                                                                                -----------    -----------    -----------
Other income:
    Service charges, commissions, and fees                                            2,253          1,440          1,148
    Income from fiduciary activities                                                    894            753            632
    Net realized gains on securities transactions                                       292            191            719
    Other                                                                             1,315            906            744
                                                                                -----------    -----------    -----------
                  Total other income                                                  4,754          3,290          3,243
                                                                                -----------    -----------    -----------

Other expenses:
    Salaries and employee benefits                                                    6,296          5,601          4,770
    Occupancy and equipment                                                           1,264          1,038            927
    Regulatory  assessments                                                             132            127            191
    Other                                                                             2,922          2,499          2,150
                                                                                -----------    -----------    -----------
                  Total other expenses                                               10,614          9,265          8,038
                                                                                -----------    -----------    -----------

                  Income before income tax expense                                    4,374          4,416          4,454
Income tax expense                                                                      868          1,026          1,110
                                                                                -----------    -----------    -----------

                  Net income                                                    $     3,506          3,390          3,344
                                                                                ===========    ===========    ===========

                  Net income per common share                                   $      1.74           1.61           1.55
                                                                                ===========    ===========    ===========



See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

   Consolidated Statements of Stockholders' Equity and Comprehensive Income

                 Years ended December 31, 1998, 1997, and 1996
               (dollars in thousands, except per share amounts)


                                                                                              Accumulated
                                                                                                 other                   Total
                                                      Preferred  Common  Capital  Undivided  comprehensive  Treasury  stockholders'
                                                        stock    stock   surplus   profits   income (loss)   stock       equity
                                                      ---------  ------  -------  ---------  -------------  --------  -------------
Balances at December 31, 1995                         $       -  10,800    5,400     14,859            147         -         31,206

Comprehensive income:
   Net income                                                 -       -        -      3,344              -         -          3,344
   Net change in unrealized gains (losses) on
      securities available for sale, net of tax               -       -        -          -           (850)        -           (850)
                                                                                                                      -------------
            Total comprehensive income                                                                                        2,494

   Purchase of                                                -       -        -          -             -       (334)          (334)
   29,700 shares of treasury stock

   Cash dividends ($0.64 per share)                           -       -        -     (1,378)            -          -         (1,378)
                                                      ---------  ------  -------  ---------  -------------  --------  -------------

Balances at December 31, 1996                                 -  10,800    5,400     16,825           (703)     (334)        31,988

   Comprehensive income:
      Net income                                              -       -        -      3,390              -         -          3,390
      Net change in unrealized gains (losses) on
         securities available for sale, net of tax            -       -        -          -            368         -            368
                                                                                                                      -------------
            Total comprehensive income                                                                                        3,758

   Purchase of 112,806 shares of treasury stock               -       -        -          -              -    (1,677)        (1,677)

   Cash dividends ($0.64 per share)                           -       -        -     (1,340)             -         -         (1,340)
                                                      ---------  ------  -------  ---------  -------------  --------  -------------

Balances at December 31, 1997                                 -  10,800    5,400     18,875           (335)   (2,011)        32,729

Comprehensive income:
   Net income                                                 -       -        -      3,506              -        -           3,506
   Net change in unrealized gains (losses) on
         securities available for sale, net of tax            -       -        -          -            984        -             984
                                                                                                                      -------------
            Total comprehensive income                                                                                        4,490

   Purchase of 1,120 shares of treasury stock                 -       -        -          -              -      (16)            (16)
   1,120 shares of treasury stock

   Cash dividends ($0.64 per share)                           -       -        -     (1,292)            -        -           (1,292)
                                                      ---------  ------  -------  ---------  -------------  --------  -------------
Balances at December 31, 1998                         $       -  10,800    5,400     21,809            649   (2,027)         35,911
                                                      =========  ======  =======  =========  =============  ========  =============

See accompanying notes to consolidated financial statements.

             HENDERSON CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1998, 1997, and 1996
                            (dollars in thousands)

                                                                                        1998        1997        1996
                                                                                    ----------    --------   ---------
Operating activities:
     Net income                                                                     $    3,506       3,390       3,344
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Deferred income taxes                                                          (152)       (125)        131
           Net amortization (accretion) of premium
              discount on securities                                                       501         352         589
           Net realized gains on                                                          (292)       (191)       (719)
              securities  transactions
           Provision for loan losses                                                       623         330         264
           Depreciation and amortization                                                   774         437         375
           Decrease (increase) in accrued interest receivable                             (112)        138         624
           Decrease (increase) in other assets                                             380        (618)        (74)
           Increase (decrease) in accrued interest payable                                  53         (39)        (14)
           Increase (decrease) in other liabilities                                         27        (333)        299
           Other                                                                           (31)          -           -
                                                                                    ----------    --------   ---------
                       Net cash provided by operating activities                         5,277       3,341       4,819
                                                                                    ----------    --------   ---------

Investing activities:
     Proceeds from sales of available-for-sale securities                               31,207      31,909      55,669
     Proceeds from maturities, paydowns, and calls of
        available-for-sale securities                                                   53,770      18,452      25,473
     Proceeds from maturities, paydowns, and calls of
        securities held to maturity                                                     21,721      19,722      15,995
     Purchases of available-for-sale securities                                        (56,841)    (52,634)    (74,142)
     Purchases of securities held to maturity                                          (21,390)     (6,871)    (11,291)
     Net increase in loans                                                             (16,705)     (5,869)    (15,051)
     Proceeds from sales, premises and equipment
        and other real estate                                                              214         157           -
     Net cash received from acquisition
     Purchases of bank premises and equipment                                           (1,046)     (1,941)       (756)
     Net cash received from acquisitions                                                 5,188           -       1,544
     Other                                                                                  23           -           -
                                                                                    ----------    --------   ---------
                       Net cash provided by (used in) investing activities              16,141       2,925      (2,559)
                                                                                    ----------    --------   ---------

Financing activities:
     Net increase (decrease) in deposits                                                (4,951)      1,434       5,349
     Payments on notes payable                                                            (400)          -           -
     Cash dividends paid                                                                (1,292)     (1,340)     (1,378)
     Purchase of treasury stock                                                            (16)     (1,677)       (334)
                                                                                    ----------    --------   ---------
                       Net cash provided by (used in) by financing activities           (6,659)     (1,583)      3,637
                                                                                    ----------    --------   ---------

                       Increase in cash and cash equivalents                            14,759       4,683       5,897

Cash and cash equivalents at beginning of year                                          22,138      17,455      11,558
                                                                                    ----------    --------   ---------

Cash and cash equivalents at end of year                                            $   36,897      22,138      17,455
                                                                                    ==========    ========   =========


See accompanying notes to consolidated financial statements.

(1)  Summary of Significant Accounting Policies

   (a)     Business

       Henderson Citizens Bancshares, Inc. (the "Company") through its indirect subsidiary, Citizens National Bank, Henderson, Texas (the "Bank"), provides a full range of banking services to individual and corporate customers in east Texas. The Company and the Bank are subject to regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.


   (b)     Basis of Presentation

       The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


   (c)     Use of Estimates

       The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   (d)     Cash and Cash Equivalents

       For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with financial institutions, and federal funds sold. Generally, federal funds are sold for one-day periods.


   (e)     Securities

       The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

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

       A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis for the security is established.

       Premiums and discounts are amortized or accreted either over the life of the related security as an adjustment to yield using the effective interest method, or are periodically adjusted to reflect the actual payment experience on the underlying mortgage loans, which does not materially differ from the interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.


   (f)     Loans

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

       The accrual of income on loans is generally discontinued and all interest income previously accrued and unpaid is deducted from income when a loan becomes more than ninety days delinquent, or when certain factors indicate reasonable doubt as to the timely collectibility of all amounts due. A loan may remain on accrual status if it is in the process of collection and is either well secured or guaranteed. Generally, loans on which the accrual of income has been discontinued are designated as nonaccruing loans, and include all loans classified as "impaired" loans. Generally, nonaccruing loans are returned to an accrual status only when none of the principal or interest is due and unpaid and the full collectibility of the outstanding loan balance is reasonably assured. Cash receipts on nonaccruing loans are generally applied to the principal balance until the remaining balance is considered fully collectible.


   (g)     Allowance for Loan Losses

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


   (h)     Premises and Equipment

       Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on a straight-line basis. Maintenance and repairs are charged to operating expense, and renewals and betterments are capitalized. Gains or losses on dispositions are reflected currently in the statement of income.


   (i)     Income Taxes

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


   (j)     Basic Net Income Per Common Share

       Basic net income per common share is calculated based on the weighted average number of shares outstanding during the year. The weighted average common shares outstanding were 2,017,166 in 1998, 2,109,747 in 1997 and 2,153,333 in 1996. There are no potential commons shares; therefore diluted net income per common shares is not presented.


   (k)     Goodwill

       Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally five to fifteen years. Goodwill is included in other assets on the consolidated balance sheets. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.


   (l)     Comprehensive Income

       Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity and comprehensive income. This Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.


   (m)     Recently Issued But Not Effective Pronouncements

       In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The Statement will be effective for the Company in the fiscal year ending 2000. Due to the level of use of derivatives of the Company, the effect of implementation of this new pronouncement is not expected to have a significant effect on the financial position or results of operations of the Company.

       In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that the costs of start-up activities, including organizational costs, be expensed as incurred. SOP 98-5, effective for fiscal years beginning after December 15, 1998, requires initial application to be recorded as of the beginning of the fiscal year in which the SOP is first adopted and is reported as the cumulative effect of a change in accounting principle. Although certain capitalized costs will be affected, the effect of implementation of this new pronouncement is not expected to have a significant effect on the financial condition or results of operations of the Company.


   (n)     Segment Information

       In June 1997, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information was issued which establishes standards for the way public business enterprises are to report information about operating segments. SFAS No. 131 utilizes the management approach as a basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company's management views its banking operations as one segment and makes decisions about resource allocation and performance assessment based on the same financial information presented throughout these consolidated financial statements. The Company does have a separate trust department but such operations are not significant. Therefore, the disclosure requirements of SFAS No. 131 are not presented in these financial statements.


   (o)     Reclassifications

       Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.


(2)  Acquisitions

     On December 11, 1998, the Bank acquired all of the outstanding shares of Jefferson National Bank. Pursuant to the purchase agreement, the Bank paid $6,150,200, $1,838,000 of which was paid as a note payable due on demand having an interest rate of 4.43%. This transaction resulted in approximately $2,622,000 in goodwill, which is being amortized over fifteen years on a straight-line basis. The transaction was accounted for using the purchase method of accounting. This acquisition resulted in an increase in total assets of $31,913,000 and total deposits of $28,564,000. Operations of Jefferson National Bank prior to the acquisition are not included in these consolidated financial statements.

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

     Proforma information on these two acquisitions are not presented due to its insignificance.



(3)  Cash and Due From Banks

     The Bank is a member of the Federal Reserve System and is required to maintain reserve balances in accordance with Federal Reserve Bank requirements. Such reserve requirements totaled $1,063,000 and $794,000 at December 31, 1998 and 1997, respectively.

(4)  Regulatory Matters

     Applicable federal and state regulations impose restrictions on the amounts of dividends that may be declared by the Banks. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits, and other such items.

     National and state banks are generally required to obtain approval of the regulatory agencies if dividends declared in any year exceed the profits of that year combined with the net retained profits of the preceding two years. For 1999, the Bank will be required to obtain approval of the regulatory agencies before it can declare any dividends which exceed 1999 net income by approximately $1,671,000.

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

     At December 31, 1998, the Bank's leverage ratio was 8.8%, Tier I risk-based ratio was 19.2%, and total risk-based ratio was 20.3%.

(5)  Securities

     The amortized cost (carrying value) and approximate fair value of securities held-to-maturity at December 31, 1998 and 1997, are summarized as follows (in thousands of dollars):


                                                              December 31, 1998
                                       ---------------------------------------------------------------
                                                              Gross             Gross
                                        Amortized         unrealized        unrealized           Fair
                                           cost             gains             losses            value
                                       -----------       ------------      ------------       ---------
        U.S. Treasury                  $     7,013                 13                 -           7,026
        U.S. government agencies             3,064                 25                 -           3,089
        State and municipal                 47,037              1,248               (18)         48,267
        Mortgage-backed securities
         and collateralized
         mortgage obligations               17,071                102                (3)         17,170
        Other                                  352                  -                 -             352
                                       -----------       ------------      ------------       ---------
                                       $    74,537              1,388               (21)         75,904
                                       ===========       ============      ============       =========

                                                              December 31, 1997
                                       ---------------------------------------------------------------
                                                              Gross             Gross
                                        Amortized         unrealized        unrealized           Fair
                                           cost             gains             losses            value
                                       -----------       ------------      ------------       ---------
        U.S. Treasury                  $     7,038                 39               (27)          7,050
        U.S. government agencies            10,144                 14                (9)         10,149
        State and municipal                 32,213                412               (52)         32,573
        Mortgage-backed securities
         and collateralized
         mortgage obligations               19,838                 52               (64)         19,826
                                       -----------       ------------      ------------       ---------
                                       $    69,233                517              (152)         69,598
                                       ===========       ============      ============       =========

   The amortized cost and approximate fair value (carrying value) of securities available-for-sale at December 31, 1998 and 1997, are summarized as follows (in thousands of dollars):

                                                              December 31, 1998
                                     --------------------------------------------------------------------
                                                            Gross             Gross
                                        Amortized         unrealized        unrealized           Fair
                                           cost             gains             losses            value
                                     --------------    --------------    --------------    --------------
      U.S. Treasury                  $     47,129               931                 -            48,060
      U.S. government agencies             14,237                50                 -            14,287
      State and municipal                   2,435                 -                 -             2,435
      Mortgage-backed securities
       and collateralized
       mortgage obligations                65,635               260              (258)           65,637
      Other securities                        467                 -                 -               467
                                     --------------    --------------    --------------     -------------

                                     $    129,903             1,241              (258)          130,886
                                     ==============    ==============    ==============     =============

                                                              December 31, 1997
                                     --------------------------------------------------------------------
                                                            Gross             Gross
                                        Amortized         unrealized        unrealized           Fair
                                           cost             gains             losses            value
                                     --------------    --------------    --------------    --------------

      U.S. Treasury                  $     60,004               322               (44)           60,282
      U.S. government agencies             19,991                56               (18)           20,029
      Mortgage-backed securities
       and collateralized
       mortgage obligations                68,885               288            (1,112)           68,061
       Other securities                       368                 -                 -               368
                                     --------------    --------------    --------------     -------------

                                     $    149,248               666            (1,174)          148,740
                                     ==============    ==============    ==============     =============

   The amortized cost and estimated fair value of securities at December 31, 1998, by contractual maturity, are shown below (in thousands of dollars). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                             Securities Held-To-Maturity
                                                   ----------------------------------------------
                                                                                             Net
                                                      Amortized         Estimated         unrealized
                                                         cost           fair value          gains
                                                   --------------    --------------    --------------
        Due in one year or less                    $       16,061            16,134                73
        Due after one year through five years               8,688             8,928               240
        Due after five years through ten years             11,087            11,600               513
        Due after ten years                                21,630            22,072               442
        Mortgage-backed securities and
          collateralized mortgage obligations              17,071            17,170                99
                                                   --------------    --------------    --------------

                                                   $       74,537            75,904             1,367
                                                   ==============    ==============    ==============


                                                             Securities Held-To-Maturity
                                                   ----------------------------------------------
                                                                                             Net
                                                      Amortized         Estimated         unrealized
                                                         cost           fair value          gains
                                                   --------------    --------------    --------------
        Due in one year or less                    $        1,512             1,513                 1
        Due after one year through five years              57,870            58,838               968
        Due after five years through ten years              2,566             2,584                18
        Due after ten years                                 2,320             2,320                 -
        Mortgage-backed securities,
           collateralized mortgage obligations
           and other amortizing securities                 65,635            65,631                 2
                                                   --------------    --------------    --------------

                                                   $      129,903           130,886               983
                                                   ==============    ==============    ==============


   Proceeds from the sales of available-for-sale securities were $31,207,000 and $31,909,000 in 1998 and 1997, respectively. Gross gains of $292,000 and $259,000 were recognized on those sales in 1998 and 1997, respectively.
   There were no gross losses recognized on sales in 1998, and $68,000 in gross losses were recognized on sales in 1997.

   Investment securities having a carrying value of $97,930,000 and $60,382,000 at December 31, 1998 and 1997, respectively, were pledged to secure public funds on deposit or for other purposes as required or permitted by law.

(6)  Loans and Allowance for Loan Losses

     The composition of the loan portfolio at December 31, 1998 and 1997, is as follows (in thousands of dollars):



                                                                  1998                  1997
                                                            --------------         --------------
           Real estate mortgage                             $       64,204                 27,973
           Commercial and industrial                                34,632                 50,122
           Installment and other                                    32,500                 29,911
                                                            --------------         --------------
                Total                                              131,336                108,006
                                                            --------------         --------------
           Less:
                Allowance for loan losses                           (1,701)                (1,249)
                Unearned discount                                     (372)                  (696)
                                                            --------------         --------------

                    Loans, net                              $      129,263                106,061
                                                            ==============         ==============


   The Banks enter into various loans and other transactions in the ordinary course of business with their directors, executive officers, and some of their related business interests. In the opinion of management, these loans and other transactions are made on substantially the same terms as those prevailing at the time for comparable loans and similar transactions with other persons. The amounts of these loans were $504,000 and $737,000 at December 31, 1998 and 1997, respectively. The change during 1998 reflects $1,043,000 in new loans and $1,276,000 of repayments.

   At December 31, 1998 and 1997, the Banks had discontinued the accrual of interest on loans aggregating $81,000 and $172,000 respectively. Net interest income for 1998 and 1997 would have been higher by $5,700 and $5,600, respectively, had interest been accrued at contractual rates on nonperforming loans.

   At December 31, 1998 and 1997, the recorded investment in impaired loans was $151,000 and $172,000, respectively. The average recorded investment in impaired loans for 1998 and 1997 approximated $163,000 and $107,000, respectively. No interest income was recognized on these impaired loans for 1998 and 1997.

   Changes in the allowance for loan losses are summarized as follows (in thousands of dollars):


                                                      1998                1997                1996
                                                --------------      --------------      --------------
        Balance, January 1                      $        1,249               1,146               1,019
          Provision for loan losses                        623                 330                 264
          Addition due to acquisition                      165                   -                  24
          Loans charged off                               (559)               (347)               (243)
          Recoveries on loans                              223                 120                  82
                                                --------------      --------------      --------------
        Balance, December 31
                                                $        1,701               1,249               1,146
                                                ==============      ==============      ==============

     During 1998 and 1997, the Bank reduced loans through the repossession of other real estate and assets by $260,000 and $152,000, respectively. There were no such reductions in 1996.


(7)  Premises and Equipment

     Premises and equipment at December 31, 1998 and 1997, are summarized as follows (in thousands of dollars):


                                                                              December 31,
                                                 Estimated         ----------------------------------
                                                useful lives             1998                1997
                                             ----------------      --------------      --------------
          Land                                             -       $          665                 442
           Bank buildings                            40 years               5,974               5,032
           Furniture, fixtures, and equipment      5-10 years               4,492               3,754
           Construction in progress                                           178                  14
                                                                   --------------      --------------

                                                                           11,309               9,242
           Less accumulated depreciation                                   (5,107)             (4,033)
                                                                   --------------      --------------

           Premises and equipment, net                             $        6,202               5,209
                                                                   ==============      ==============


     Amounts charged to operating expenses for depreciation were $577,000, $437,000, and $375,000 in 1998, 1997, and 1996, respectively.


(8)  Deposits

     Included in certificates of deposit and other time deposits at December 31, 1998 and 1997, were $44,003,000 and $53,230,000, respectively, of certificates of deposit in denominations of $100,000 or more. Interest expense on time deposits of $100,000 or more amounted to $2,497,000, $2,650,000, and $2,281,000, for the years ended December 31, 1998, 1997, and 1996, respectively.

     At December 31, 1998, the scheduled maturities of time deposits are as follows (dollars in thousands):


            Years ending December 31:

                    1999                   $   117,967
                    2000                        46,528
                    2001                         2,754
                    2002                         1,394
                    2003                         1,626
                    Thereafter                     138
                                           -----------

                                           $   170,407
                                           ===========

     Deposits with directors, executive officers and their related business interests, in the opinion of management, are made substantially on the same terms as those prevailing at the time for comparable deposits with other persons, totaled $3,562,000 and $6,271,000 at December 31, 1998 and 1997,
     respectively.

     During 1998, 1997, and 1996, the Banks made interest payments of $11,157,000, $11,496,000, and $11,149,000, respectively, to depositors and other banks.


(9)  Income Taxes

     Federal income tax expense (benefit) applicable to income before tax for the years ended December 31, 1998, 1997, and 1996, is as follows (in thousands of dollars):


                                                               1998              1997             1996
                                                          -------------     -------------    -------------
           Current                                        $       1,020             1,151              979
           Deferred                                                (152)             (125)             131
                                                          -------------     -------------    -------------

                                                          $         868             1,026            1,110
                                                          =============     =============    =============

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 1998, 1997, and 1996, to pretax income when compared to actual income tax expense as follows (in thousands of dollars):


                                                               1998              1997             1996
                                                          -------------     -------------    -------------
           Computed "expected" tax expense                $       1,487             1,501            1,519
           Increase (decrease) in income taxes
           resulting from:
             Tax-exempt interest                                   (679)             (542)            (471)
             Other                                                   60                67               62
                                                          -------------     -------------    -------------
           Actual income tax
                                                          $         868             1,026            1,110
                                                          =============     =============    =============
           Effective tax rate                                      19.8%             23.2             24.9
                                                          =============     =============    =============

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997, are presented below (in thousands of dollars):


                                                                     1998               1997
                                                                -------------      -------------
         Deferred tax assets:
               Allowance for loan losses                        $         128                 64
               Organizational/acquisition costs                            28                 89
               Accrued liabilities                                        100                 83
               Net unrealized loss on securities
                 available-for-sale                                         -                173
               Other assets                                                65                  -
                                                                -------------      -------------
                   Total gross deferred tax assets                        321                409
                   Less valuation allowance                                 -                  -
                                                                -------------      -------------
                   Net deferred tax assets                                321                409
                                                                -------------      -------------

               Deferred tax liabilities:
               Investment securities                            $         (58)               170
               Premises and equipment  depreciation                      (109)                 -
               Other assets                                                 -                 64
               Net unrealized gain on securities
                 available-for-sale                                      (334)                 -
                                                                -------------      -------------
               Total deferred tax liabilities                            (501)               234
                                                                -------------      -------------
               Net deferred tax asset (liability)               $        (180)               175
                                                                =============       =============


   No valuation allowance was recorded against the gross deferred tax asset because management believes that it is more likely than not the gross deferred tax asset will be realized in full. The Company based its conclusion on various factors, including ongoing profitable operations as well as significant taxes available in the carryback period.

   Included in other liabilities in the accompanying consolidated balance sheets are current federal income taxes receivable of $159,000 and federal income taxes payable of $235,000 at December 31, 1998 and 1997, respectively. A net deferred federal income tax liability of $180,000 at December 31, 1998 is included in other liabilities and a net deferred federal income tax asset of $175,000 is included in other assets at December 31, 1997.

   Income taxes paid during 1998, 1997, and 1996, totaled $1,280,000, $1,155,000, and $995,000, respectively.

(10)  Benefit Plans

      The Company has a 401(k) savings plan which covers substantially all full-time employees with at least one year of service. With respect to employer contributions, vesting under the plan begins in the third year and participants become fully vested after seven years. Contributions are at the discretion of the Board of Directors. The Company expensed $345,000, $303,000, and $281,000 related to the plan for the years ended December 31, 1998, 1997, and 1996, respectively.

      During 1998, the Company established a non-qualified deferred compensation plan and performance and retention plan for certain select management employees of the Company. Contributions by the Company are at the discretion of the Board of Directors and generally provides vesting over five years. The Company expensed $120,000 related to these plans during the year ended December 31, 1998.


(11)  Transactions With Affiliate

      The Company is affiliated with H.C.B., Inc. (HCB). The Board of Directors for both the Company and HCB are the same. HCB has been used in part to own certain assets that supervisory agencies have generally not permitted banks to own directly for extended periods of time. During the years ended 1998, 1997, and 1996, the Company charged HCB a management fee of $32,500, $27,500, and $15,000, respectively for various services provided to HCB. The amount charged was considered to be the fair value of those services rendered. During 1998, 1997 and 1996, Citizens National Bank Henderson, Texas' trust department charged HCB an additional $10,202, $9,282 and $6,530, respectively, for management services related to HCB's mineral interests.


(12)  Commitments and Contingencies

      The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

(13) Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                       1998                                1997
                                         --------------------------------    --------------------------------
                                            Carrying          Estimated         Carrying          Estimated
                                             amount           fair value         amount           fair value
                                         --------------      ------------    --------------      ------------
      Financial assets:
        Cash and due from banks          $        9,493             9,493             8,886             8,886
        Interest-bearing deposits with
          financial institutions                 17,174            17,174             8,212             8,212
      Federal funds sold                         10,230            10,230             5,040             5,040
      Securities                                205,423           206,790           217,973           218,338
      Loans, net                                129,263           124,318           106,061           103,912
      Accrued interest receivable                 3,706             3,706             3,311             3,311

      Financial liabilities:
        Deposits:
          Demand - noninterest-bearing            42,960           42,960            32,860            32,860
          NOW accounts                           85,029            85,029            79,810            79,810
          Money market and savings               47,324            47,324            46,206            46,206
          Certificates of deposit and
            other time deposits                 170,407           171,442           163,231           163,872
      Accrued interest payable                    1,325             1,325             1,105             1,105
      Notes payable                               2,282             2,282               844               844


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


   Deposits

   The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable as of December 31, 1998 and 1997. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.



   Interest Accruals

   The fair values of the Company's accrued interest receivable and accrued interest payable amounts approximate their carrying values due to the short maturity of these financial instruments.



   Notes Payable

   For these short term instruments, the carrying amount is a reasonable estimate of fair value.

(14) Financial Instruments With Off-Balance Sheet Risk

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contractual or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.


                                                            Contractual or
                                                            notional amount
                                                          at December 31, 1998
                                                          --------------------
         Financial instruments whose contractual
           amounts represent credit risk:
             Commitments to extend credit                    $   22,082,000
             Standby letters of credit                             245,000


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and nature of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Such collateral may include accounts receivable; inventory; property, plant, and equipment; real estate; and income-producing commercial and oil and gas properties.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary.


(15) Concentration of Credit Risk

     The Bank grants real estate, commercial, and industrial loans to customers primarily in Henderson, Texas, and surrounding areas of east Texas. Although the Bank has a diversified loan portfolio, a substantial portion (approximately 47% at December 31, 1998) of its loans are secured by real estate and its ability to fully collect its loans is dependent upon the real estate market in this region. The Bank typically requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Bank.

     The Bank has $15,385,000 and $7,119,000 on deposit with the Federal Home Loan Bank of Dallas at December 31, 1998 and 1997, respectively.


(16) Other Comprehensive Income

     Other comprehensive income for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in thousands of dollars):


                                                                 1998            1997             1996
                                                              ----------      ----------       ----------
      Unrealized net holding gains (losses) arising
          during period                                   $        1,177             494             (375)
      Less:  Reclassification adjustment for net
          gains included in net income                               193             126              475
                                                              ----------      ----------       ----------
      Net change in unrealized gains (losses) on
          securities                                      $          984             368             (850)
                                                              ==========      ==========       ==========

(17) Parent Company Only Condensed Financial Information

     The financial information below summarizes the financial position of Henderson Citizens Bancshares, Inc. (parent company only) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998.


                                                   Balance Sheets
                                                    (Parent Only)
                                             December 31, 1998 and 1997
                                              (dollars in thousands)
                                   Assets                                    1998                1997
                                                                        --------------      --------------
          Cash in subsidiary bank                                   $              821                 367
          Investment in subsidiaries                                            35,881              33,551
          Other assets                                                               -                  27
                                                                        --------------      --------------
                   Total assets                                     $           36,702              33,945
                                                                        --------------      --------------
                     Liabilities and Stockholders' Equity
          Liabilities:
              Dividends declared                                      $            323                 323
              Accounts payable                                                      24                  49
              Other liabilities                                                    444                 844
                                                                        --------------      --------------

                                                                                   791               1,216
          Stockholders' equity:
              Preferred stock                                                        -                   -
              Common stock                                                      10,800              10,800
              Capital surplus                                                    5,400               5,400
              Undivided profits                                                 21,089              18,875
              Accumulated other comprehensive income                               649                (335)
              Less treasury stock                                               (2,027)             (2,011)
                                                                        --------------      --------------
                   Total stockholders' equity                                   35,911              32,729
                                                                        --------------      --------------
                   Total liabilities and stockholders' equity         $         36,702              33,945
                                                                        ==============      ==============

                             Statements of Income
                                 (Parent Only)

                 Years ended December 31, 1998, 1997, and 1996
                            (dollars in thousands)

                                                                  1998            1997            1996
                                                              -----------      ----------      ----------
     Dividends, including dividends paid by
          subsidiary banks                                 $        2,185           3,070           4,368
     Interest expense                                                   -              10               -
     Operating expenses                                                25              50              27
                                                              -----------      ----------      ----------
               Income before income tax benefit and
                equity in undistributed earnings of
                subsidiaries                                        2,160           3,010           4,341

     Income tax expense                                                 -              12              12
                                                              -----------      ----------      ----------
               Income before equity in undistributed
                earnings of subsidiaries                            2,160           2,998           4,329
     Equity in undistributed earnings of subsidiaries               1,346             392            (985)
                                                              -----------      ----------      ----------

               Net income                                  $        3,506           3,390           3,344
                                                              ===========      ==========      ==========

                           Statements of Cash Flows
                                 (Parent Only)

                 Years ended December 31, 1998, 1997, and 1996
                            (dollars in thousands)

                                                                  1998            1997            1996
                                                               ----------      ----------      ----------
     Operating activities:
         Net income                                      $         3,506           3,390           3,344
         Adjustments to reconcile net income to net
               cash provided by operating activities:
             Equity in undistributed earnings of
               subsidiaries                                       (1,346)           (392)            985
             Decrease (increase) in other assets                      27             (14)             12
             Increase (decrease) in accounts payable
               and dividends declared                                (25)              5              21
             Decrease in other liabilities                          (400)           (667)              -
                                                               ----------       ---------      ----------
                   Net cash provided by operating
                     activities                                    1,762           2,322           4,362

     Investing activities - purchase of subsidiary                     -               -          (1,934)

     Financing activities:
         Cash dividends paid                                      (1,292)         (1,340)         (1,378)
         Purchase of treasury stock                                  (16)         (1,677)           (334)
                                                               ----------       ---------        --------
                   Net cash used by financing
                     activities                                   (1,308)         (3,017)         (1,712)

                   Increase (decrease) in cash                       454            (695)            716

     Cash at beginning of year                                       367           1,062             346
                                                               ----------      ----------      ----------
     Cash at end of year                                 $           821             367           1,062
                                                               ==========      ==========      ==========

INDEPENDENT AUDITORS     LEGAL COUNSEL              REGISTRAR/TRANSFER AGENT
KPMG LLP                 Jenkens & Gilchrist, P.C.  Citizens National Bank
Shreveport, Louisiana    Dallas, Texas              Accounting Department
                                                    P. O. Box 1009
                                                    Henderson, Texas 75653-1009


ANNUAL SHAREHOLDERS' MEETING

The annual shareholders' meeting of the Company will be held at Citizens National Bank, 201 West Main, Henderson, Texas at 10:00 a.m. on Tuesday April 13, 1999.


FORM 10-K

The Company will, upon written request, provide after April 1, 1999, without charge, a copy of the annual report on Form 10-K for 1998 filed with the Securities and Exchange Commission to any shareholder to whom this 1998 Annual Report is sent. Requests should be made to Henderson Citizens Bancshares, Inc.,
Attn: Chief Financial Officer, P.O. Box 1009, Henderson, Texas, 75653-1009. Any exhibit will be provided on request upon payment of the reasonable expenses of furnishing the exhibit.


--------------------------------------------------------------------------------


HENDERSON CITIZENS                              HENDERSON CITIZENS DELAWARE
BANCSHARES, INC.                                BANCSHARES, INC.
OFFICERS                                        OFFICERS

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

Chief Accounting Officer
Rebecca G. Tanner, CPA

MARKET FOR STOCK



     There is no established public market for the shares of the $5.00 par value per share common stock of the Company (the "Company Stock"). The following table shows (i) the high and low sales price for each sale of the common stock of the Company indicated for which the management of the Company had knowledge of the prices involved through March 1, 1999, (ii) the number of such transactions for the periods indicated, and (iii) the total number of shares traded in such transactions. THESE PRICES REFLECT ONLY THE TRANSACTIONS WITH RESPECT TO WHICH MANAGEMENT OF THE COMPANY HAS KNOWLEDGE OF THE PURCHASE PRICE. TRADE PRICES ARE REPORTED ON AN INFORMAL BASIS, AND NO INDEPENDENT VERIFICATION OF THE TRADE PRICES HAS BEEN MADE. THEY ARE THE RESULT OF ISOLATED TRANSACTIONS AND ARE NOT NECESSARILY INDICATIVE OF THE ACTUAL OR MARKET VALUE OF SUCH SECURITIES.

                                                              Company Stock
                         -----------------------------------------------------------------------------------------
                                                                     NUMBER OF                    NUMBER OF
                                                                   TRANSACTIONS                    SHARES
1999                           LOW               HIGH               REPRESENTED                  REPRESENTED
----                     --------------    ---------------    ------------------------    ------------------------
First Quarter
(Through March
1, 1999)                     14.50              14.50                      4                          663

1998
----
First Quarter                14.50              14.50                      -                            -

Second Quarter               14.50              14.50                      3                           28

Third Quarter                14.50              14.50                      3                          600

Fourth Quarter               14.50              14.50                      7                        3,500

1997
----
First Quarter                12.00              12.50                      7                        1,550

Second Quarter               12.00              12.50                     20                       23,700

Third Quarter                12.00              12.00                      1                          400

Fourth Quarter               14.50              14.50                     54                       98,215


          As of March 1, 1999, there were 404 shareholders of record.