Form 10-K405, Exhibit 13
period 1999-12-31
HENDERSON CITIZENS BANCSHARES INC
filed 2000-03-30
CIK 878355

                                 EXHIBIT 13.1
                                 ------------

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS OF HENDERSON CITIZENS BANCSHARES, INC.
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements, the notes thereto, and other financial and statistical information appearing elsewhere in this 1999 Annual Report.

INTRODUCTION
------------

     Henderson Citizens Bancshares, Inc. (the "Company") was incorporated as a Texas corporation on November 13, 1990 and was organized for the purpose of becoming a second-tier bank holding company through the direct acquisition of one hundred percent (100%) of the issued and outstanding shares of the common stock of Henderson Citizens Delaware Bancshares, Inc. (the "Delaware BHC") and through the indirect acquisition of one hundred percent (100%) of the issued and outstanding shares of the $5.00 par value per share common stock of Citizens National Bank (the "Citizens Bank"). The Delaware BHC was incorporated pursuant to the laws of the State of Delaware on February 21, 1991. The acquisition of the Delaware BHC by the Company and the acquisition of the Citizens Bank by the Delaware BHC were consummated on December 27, 1991.

     The Company's primary activity is to provide assistance to its subsidiaries in the management and coordination of their financial resources and to provide capital, business development, long-range planning and public relations to its subsidiaries. Delaware BHC and the Citizens Bank operate under the day-to-day management of its own officers and each entity's individual board of directors formulates its own policies. A number of directors or officers of the Company are also directors or officers of its subsidiaries. The Company conducts no other activity than the operation of its subsidiaries. The Company derives its revenues primarily from the operation of its subsidiaries in the form of dividends paid from the Citizens Bank.

     The Delaware BHC owns 100% of the issued and outstanding shares of the Citizens Bank. The Delaware BHC was organized as a Delaware corporation in 1991 in order to limit the Company's Texas franchise tax liability. The Delaware BHC currently does not conduct any significant activities and has no activities contemplated at this time.

     The Citizens Bank opened for business in 1930 as Citizens National Bank of Henderson, a national banking association chartered by the Comptroller of the Currency (the "Comptroller") and originally located at 101 East Main Street, Henderson, Texas. In 1973, the Bank moved to its current location at 201 West Main Street.

     In 1990, the Citizens Bank acquired certain assets and assumed substantially all of the liabilities of General S&L from the Resolution Trust Corporation ("RTC"). With this acquisition, the Citizens Bank opened its Southside Branch at 1610 Highway 79 South in Henderson and a branch at 307 Commerce in Overton, Texas.

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

     On September 17, 1996, the Company completed its acquisition of all of the issued and outstanding stock of Waskom Bancshares, Inc. and its majority-owned subsidiary, the First State Bank in Waskom, Texas (the "Waskom Bank"). The Company acquired approximately 93% of the stock of Waskom Bancshares, Inc. pursuant to the terms of a Stock Purchase Agreement, dated as of May 24, 1996. The Company acquired the remaining shares of Waskom Bancshares, Inc. and the minority interest of the Waskom Bank not owned by Waskom Bancshares, Inc. pursuant to the terms of Stock Purchase Agreements between the Company and each of the holders representing a minority interest in Waskom Bancshares, Inc. and the Waskom Bank. Such stock was acquired for cash, and the purchase price was funded with a combination of notes payable and cash. The stock of the Waskom Bank directly and indirectly acquired by the Company through the acquisition of Waskom Bancshares, Inc. was thereafter contributed to the Delaware BHC. Waskom Bancshares, Inc. is an inactive subsidiary of the Company. The sole banking office of the Waskom Bank is now being operated as a full-service branch of the Citizens Bank since completion of a merger on July 23, 1998. The acquisition of the Waskom Bank resulted in an increase in total assets of the Citizens Bank of approximately $25,256,000 and total deposits of $22,908,000 as of September 17, 1996.

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

     On June 1, 1999, the Comptroller of Currency approved the establishment of two additional branch locations for the Citizens Bank; one located at 400 West Collin Street, Corsicana, Texas, and the second located at 1708 East End Boulevard North, Marshall, Texas.

     On December 20, 1999, the Citizens Bank opened its full service branch location in Marshall, Texas.

     The Company's management continues its strategy to increase market share and enhance long-range profitability by evaluating potential acquisitions. This evaluation process involves maintenance of strong equity capital and consistent earnings, and meeting internal financial objectives of the Company.

Results of Operations
---------------------

     During the year ended December 31, 1999, the Company's net income increased to $3,909,000 from $3,506,000 and $3,390,000 for the same periods in 1998 and
1997 respectively. The increase in net income for 1999 was primarily attributable to higher net interest income, a lower provision for loan losses, increased other income and reduced tax provision offset by an increase in other expenses. In 1998, the increase in net income resulted from slightly higher net interest income, increased other income and reduced tax provision that was offset by a higher provision for loan losses and increased other expenses.

     Net interest income was higher, $11,590,000 in 1999 compared to $10,857,000 in 1998 and $10,721,000 in 1997. The provision for loan losses was lower, $354,000 in 1999 compared to $623,000 in 1998 and $330,000 in 1997. Other income increased to $5,414,000 in 1999 compared to $4,754,000 in 1998 and $3,290,000 in 1997. Other expenses increased to $12,011,000 in 1999 compared to $10,614,000 in 1998 and $9,265,000 in 1997. The tax provision was reduced to $730,000 in 1999 compared to $868,000 in 1998 and $1,026,000 in 1997.


Net Interest Income
-------------------

     Net interest income is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. In Table I, interest income on each category of interest-earning assets and the interest expense on interest-bearing liabilities are weighted to produce yields and rates for each category of assets and liabilities. The difference between the weighted yields of assets and rates on liabilities is the net interest spread. Net interest margin is net interest income as a percentage of total interest-earning assets.

     Net interest income was affected by an increase in interest income of $932,000 in 1999 over 1998 due to higher average balance for interest earning assets offset by slightly lower yields. There was a slight increase in interest expense of $199,000 in 1999 over 1998 due to an increase in average balances offset by a decline of 21 basis points on the average yield. In 1998 compared to 1997, there was no significant change in interest income as slightly higher earning assets were offset by slightly lower yields. Interest expense was reduced slightly as related liabilities were impacted by 1998 rates that were 10 basis points lower than 1997. Differences in yields and volumes can be found in Table II.

     Net interest spreads were approximately 3.1%, 2.9%, and 2.9% for the years 1999, 1998, and 1997, respectively, and net interest margins were 3.7%, 3.6%, and 3.5% during the same three-year period.

Interest Income
---------------

     Loans.     In 1999, interest income on loans increased $1,432,000 over 1998
     ------
as an increase in average balances was partially offset by a decrease of 23
basis points on average rates paid.   A similar situation occurred in 1998
compared to 1997, with an increase of $865,000, as higher average balances were partially offset by a decrease of 12 basis points on average rates paid. The average loan balance during 1999 increased due to continued strong loan demand and the acquisition of the Jefferson Bank in December 1998.

     Securities.    Income from investment securities decreased $233,000 from
     ----------
1999 compared to 1998, as slightly higher average balances were more than offset by a decrease in yields, primarily in U.S. government securities. Income from investment securities decreased $1,203,000 in 1998 from 1997 due to lower average balances and, to a lesser degree, lower yields. The decrease in yields in 1999 compared to 1998 was primarily due to lower rates on reinvestments. Yields on all securities, other than state and municipal securities, decreased in 1998 from yields in 1997 for various reasons. See Tables I and II.

     Other Interest Earning Assets.  Other interest-earning assets consist of
     -----------------------------
interest-bearing deposits with other financial institutions and federal funds sold. Interest income on other interest earning assets decreased $267,000 due mainly to lower average balances. Such amounts increased in 1998 from 1997 by $305,000 due to higher average balances.

Table I - Average Balances and Interest Yields and Spreads (dollars in thousands)

                                                                       Years Ended December 31
                                       ---------------------------------------------------------------------------------------------
                                                      1999                           1998                              1997
                                       ------------------------------  ------------------------------  -----------------------------
                                                    Interest                       Interest                         Interest
                                        Average     Income/    Yield/    Average   Income/     Yield/     Average   Income/   Yield/
                                        Balances    Expense     Rate     Balances  Expense      Rate      Balances  Expense    Rate
                                       ---------  ---------  -------   ----------  --------   ------   -----------  -------  -------
                                        $137,997    11,137     8.38%   $116,520     9,705      8.61%     $101,245     8,840    8.73%
Loans, net**

Securities:
  U.S. governments                        72,800     3,999     5.49      84,931     4,976      5.86        60,996     3,640    5.97
  State and municipals*                   48,461     2,232     6.98      36,256     1,670      7.04        32,200     1,478    6.95
  Other***                                87,828     5,169     5.89      84,727     4,987      5.87       123,977     7,718    6.23

Interest-bearing deposits with             8,207       420     5.12      10,119       545      5.39         7,565       389    5.14
 financial institutions
Federal funds sold                         4,045       209     5.17       6,543       351      5.36         3,257       202    6.20
                                       ---------  --------  -------   ---------   -------   -------      --------    ------  ------

Total interest-earning assets*           359,338    23,166     6.88     339,096    22,234      6.91       329,240    22,267    6.99

Other assets:
Cash and due from banks                   11,135                          7,561                             7,486
Premises and equipment, net                6,458                          5,434                             4,652
Allowance for loan losses                 (1,948)                        (1,439)                           (1,159)
Other assets                               9,988                          6,814                             6,258
                                       ---------                   ------------                    --------------

Total average assets                    $384,971                       $357,466                          $346,477
                                       =========                   ============                    ==============

Interest-bearing liabilities:
  NOW, money market and savings
   deposits                             $128,315     2,862     2.23%   $120,254     3,026      2.52%     $117,556     3,195    2.84%
  Time deposits                          176,188     8,706     4.94     163,007     8,318      5.10       162,297     8,298    5.11
  Other borrowed funds                        81         8     9.88         536        33      4.48           860        53    6.16
                                       ---------  --------  -------   ---------   -------   -------      --------    ------  ------

Total interest-bearing liabilities       304,584    11,576     3.80     283,797    11,377      4.01       280,713    11,546    4.11

Other liabilities and stockholders
equity:
Demand deposits                           42,622                         36,883                            31,955
Other liabilities                          2,295                          2,006                             2,538
Stockholders' equity                      35,470                         34,780                            32,115
                                       ---------                   ------------                    --------------

Total average liabilities and
  stockholders equity                   $384,971                       $357,466                          $346,477
                                       =========                   ============                    ==============

Net interest income                                $11,590                        $10,857                           $10,721
                                                ==========                     ==========                        ==========
Net interest spread*                                           3.08%                           2.90%                           2.88%
                                                          =========                      ==========                        ========
Net interest margin*                                           3.66%                           3.56%                           3.49%
                                                          =========                      ==========                        ========

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

Table II - Analysis of Changes in Net Interest Income (dollars in thousands)

                                                 1999 over 1998                             1998 over 1997
                                -------------------------------------------------------------------------------------
                                     Increase       Increase                     Increase      Increase
                                    (Decrease)     (Decrease)       Total       (Decrease)    (Decrease)      Total
                                      due to         due to        Increase       due to        due to       Increase
                                      Volume          Rate        (Decrease)      Volume         Rate       (Decrease)
                                --------------   ------------   ------------   -----------  ------------   ----------
Interest-earning assets:
     Loans, net                          1,800           (368)        1,432         1,334          (469)          865

     Securities:
        U.S. governments                  (666)          (311)         (977)        1,429           (93)        1,336
        State and municipals               852           (290)          562           282           (90)          192
        Other*                             183             (1)          182        (2,447)         (284)       (2,731)

      Interest-bearing deposits
         with financial                   (103)           (22)         (125)          131            25           156
          institutions

        Federal funds sold                (134)            (8)         (142)          204           (55)          149
                                --------------   ------------   ------------   -----------  ------------   ----------

Total interest income                    1,932         (1,000)          932           933          (966)          (33)
                                --------------   ------------   ------------   -----------  ------------   ----------

Interest-bearing liabilities:
        NOW, money market and
         savings deposits                  203           (367)         (164)           73          (242)         (169)
        Time deposits                      672           (284)          388            36           (16)           20
        Other borrowed funds               (20)            (5)          (25)          (20)            -           (20)
                                --------------   ------------   ------------   -----------  ------------   ----------

        Total interest expense             855           (656)          199            89          (258)         (169)
                                --------------   ------------   ------------   -----------  ------------   ----------
Net interest income                     $1,077           (344)          733       $   844          (708)          136
                                ==============   ============   ============   ===========  ============   ==========

* Consists primarily of mortgage backed securities and collateralized mortgage obligations.

Interest Expense - Deposits
---------------------------

     Interest-bearing demand deposits consist of NOW, money market, and savings deposits. Interest expense on deposit accounts increased $224,000 in 1999 from 1998 primarily due to an increase in average balances offset somewhat by decreased rates. (See Tables I and II.) Average balances increased in 1999 from 1998 due primarily to the Jefferson Bank acquisition in December 1998. Interest expense on deposit accounts decreased $149,000 in 1998 compared to 1997 due primarily to a 32 basis point difference in rates on NOW, money market and savings deposits.

Non-interest Income
-------------------

     Income from sources other than interest-earning assets excluding securities transactions is derived primarily from fiduciary activities and service charges on customer deposit accounts. Non-interest income, excluding securities transactions, was $5,227,000 in 1999 compared to $4,462,000 in 1998 and $3,099,0000 in 1997. The increase of approximately $765,000 during 1999 was largely the result of increases in insufficient fee income and fiduciary income. The increase of approximately $1,363,000 during 1998 was primarily the result of an increase in insufficient funds fee income due to a new overdraft program initiated in 1998 and, also, the result of increased fiduciary income.

Non-interest Expense
--------------------

     Total non-interest expense in 1999 was $12,011,000 compared to $10,614,000 in 1998 and $9,265,000 in 1997. These increases are explained in further detail by category below.

     Personnel Expense.  Personnel costs for 1999 were $6,961,000 compared to
     -----------------
$6,296,000 in 1998, and $5,601,000 in 1997. The increase of $669,000 in 1999 over 1998 was due primarily to general increases in salaries and benefits and the addition of employees resulting from the Jefferson Bank acquisition. The increase in 1998 over 1997 was due primarily to general increases in salaries and benefits.

     Occupancy Expense and Equipment Expense.  Total occupancy and equipment
     ----------------------------------------
expenses were $1,541,000 in 1999, $1,264,000 in 1998, and $1,038,000 in 1997.
The increases in both 1999 and 1998 were due primarily to expenses related to the continuing growth and enhancement of the facilities.

     Other Expenses.  Other expenses were $3,509,000 in 1999 compared to
     --------------
$3,054,000 in 1998 and $2,626,000 in 1997.  The increase in 1999 from 1998 is due to increases in acquisition expense and goodwill amortization due to the Jefferson Bank acquisition in December 1998. Professional fees also increased in 1999 compared to 1998, and, as in 1998, increases in supplies, postage, and communications resulted from direct marketing initiatives. In 1999, other expense was decreased as a result of amended franchise tax returns resulting in refunds of approximately $233,000. The increase in 1998 from 1997 is principally due to an increase in professional fees and, also, due to increases in postage, advertising, and customer relations costs which were impacted by the promotion of the new overdraft program and other direct marketing initiatives.

Provision for Loan Losses
-------------------------

     The provision for loan losses was $354,000, $623,000 and $330,000 in 1999, 1998 and 1997, respectively. See "Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Company -- Allowance for Loan Losses" for more detailed discussion relative to the provision for loan losses.

Income Taxes
------------

     The Company's effective tax rate was 15.74% in 1999, 19.8% in 1998, and 23.2% in 1997. These effective rates are less than the statutory rate of 34% primarily because of tax-free income provided from state and municipal bonds, leases and obligations. As these tax-free investments, leases, and obligations mature and are replaced, the effective tax rate is affected.

Financial Condition
-------------------

     The Company's balance sheet emphasizes management's philosophy of maximizing returns through investments in securities. As detailed in the following Table III, securities have been the Company's largest asset component for the last five years totaling 48.9%, 53.1%, 60.8%, 63.9%, and 69.3%, of total assets for the years 1999 through 1995, respectively. The decrease in securities since 1996 is the result of increased emphasis on loan growth and decreasing securities rates. Total assets have grown from a December 31, 1995, level of $326,879,000 to $393,446,000 at December 31, 1999. The increase in total assets that resulted from the most recent Jefferson transaction in 1998 was approximately $31,913,000. The increase in total assets that resulted from the Waskom transaction in 1996 was approximately $25,700,000.

Table III - Condensed Balance Sheet Information (dollars in thousands)

                                                                           At December 31,
                                         ------------------------------------------------------------------------------------------
                                            1999               1998                1997                 1996                1995
                                         ------------------------------------------------------------------------------------------
Assets:
     Cash and due from banks               $ 24,040             9,493                 8,886              12,413               8,916
     Interest-bearing deposits
      with financial institutions             5,357            17,174                 8,212               3,892               2,642
     Federal funds sold                       9,285            10,230                 5,040               1,150                   -
     Securities                             192,254           205,423               217,973             228,155             226,450
     Loans, net                             144,197           129,263               106,067             100,825              80,499
     Other                                   18,312            15,336                12,315              10,395               8,372
                                         ----------   ---------------   -------------------   -----------------   -----------------

     Total assets                          $393,446           386,919               358,493             356,830             326,879
                                         ==========   ===============   ===================   =================   =================

Liabilities:
     Demand deposits-non-interest bearing  $ 44,807            42,960                32,860              31,785              28,435

     Interest-bearing demand and
        savings deposits                    127,247           132,353               126,016             120,468             114,295
     Time deposits                          183,369           170,407               163,231             168,420             150,881
                                         ----------   ---------------   -------------------   -----------------   -----------------
     Total deposits                         355,423           345,720               322,107             320,673             293,611

     Other liabilities                        2,252             5,288                 3,657               4,169               2,062
                                         ----------   ---------------   -------------------   -----------------   -----------------
     Total liabilities                      357,675           351,008               325,764             324,842             295,673

Stockholders' equity                         35,771            35,911                32,729              31,988              31,206
                                         ----------   ---------------   -------------------   -----------------   -----------------

     Total liabilities and
        stockholders' equity               $393,446           386,919               358,493             356,830             326,879
                                         ==========   ===============   ===================   =================   =================


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

Operating Activities
--------------------

     The Company uses cash in the conduct of its day-to-day operations for such normal purposes as payroll, equipment and facilities acquisition and maintenance, advertising, data processing, customer service activity, and administrative activity. The Company generates cash from operations primarily from service charges and the net interest earned from the investment of customer deposits. Net cash provided by operating activities was $3,548,000 in 1999, $5,277,000 in 1998, and $3,341,000 in 1997.

Investing Activities
--------------------

     The Company invests available funds primarily in securities and loans to customers. Funds not otherwise used are invested in federal funds sold and interest-bearing demand accounts, primarily with the Federal Home Loan Bank. .

Financing Activities
--------------------

     In addition to cash provided and used by operating and investing activities, the Company receives and disburses cash in connection with customer
deposit activities.   Additionally, the Company paid cash dividends in each of
the years 1999, 1998, and 1997. In 1999, the Company paid off notes payable balances from the Jefferson acquisition of $2,282,000. From time to time, the Company makes purchases of treasury stock. In 1997, an issuer tender offer resulted in treasury stock purchases in an amount of approximately $1,424,000.

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

Table IV - Rate Sensitivity Analysis (dollars in thousands)

Interest Sensitivity/Gap Analysis
December 31, 1999
                                                                                                        Over
                                    1 - Month      3 - Month     6 - Month       1 - Year           1 - Year             Total
Earning assets:
     Loans                           $ 17,284          6,050         4,952          9,067            109,176           146,529
     Securities                        25,055          3,235         7,242         14,621            145,039           195,191
     Other earning assets              13,745            199           100            598                  -            14,642
                              ------------------------------  ------------   ------------    ---------------    --------------
                                       56,084          9,484        12,294         24,286            254,215           356,362
Funding Source-
     Interest bearing deposits        154,464         46,484        48,224         42,188             19,256           310,616
                              ------------------------------  ------------   ------------    ---------------    --------------

Repricing/Maturity Gap:
     Period                          $(98,380)       (37,000)      (35,930)       (17,902)           234,959
                              ==============================  ============   ============    ===============

     Cumulative                      $(98,380)      (135,380)     (171,310)      (189,212)            45,747
                              ==============================  ============   ============    ===============

Period/Total Earning Assets           (27.61)%       (10.38)%      (10.08)%        (5.02)%             65.93%

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

     The table below represents in tabular form amortized cost balances of the Company's on-balance sheet financial instruments at the expected maturity dates as well as the fair value of those on-balance sheet financial instruments for the year ended December 31, 1999. The expected maturity categories take into consideration historical prepayment speeds as well as actual amortization of principal and do not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction, over and above normal amortization. The actual maturities of these instruments could vary substantially if future prepayments differ from the Company's historical experience. The Company's assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, are considered to be long term in nature by the Company and are reported in the "Over 5 years" column. The Company does not consider these financial instruments to be materially sensitive to interest rate fluctuations and historically the balances have remained fairly constant over various economic conditions. The weighted average effective interest rates for the various assets and liabilities presented are actual as of December 31, 1999.

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

Table V - Market Risk Sensitive Instruments (dollars in thousands)

Scheduled maturity of market risk sensitive instruments at December 31, 1999:

                                                                                               Average
                                                                    Over              Fair    Effective
                          Year 1   Year 2  Year 3  Year 4  Year 5  5 Years   Total    Value     Yield
   ASSETS
   Securities
Fixed Rate               $  6,839  12,964  25,498  26,995  11,910   67,147  151,353  146,574       6.11%
Floating Rate                   -       -       -       -       -   43,345   43,345   42,858       5.78%
Equity Securities               -       -       -       -       -      493      493      493       6.85%
                       ---------------------------------------------------------------------
Total Securities         $  6,839  12,964  25,498  26,995  11,910  110,985  195,191  189,925

   Loans
Fixed Rate                 20,916  14,729  23,841  24,715  24,532   22,364  131,097  131,587       8.05%
Floating Rate               8,766     690     402   1,470   2,099    2,005   15,432   15,569       9.04%
                       ---------------------------------------------------------------------
  Total                  $ 29,682  15,419  24,243  26,185  26,631   24,369  146,529  147,156

   LIABILITIES
Savings, NOW, and
   Money Market          $127,247       -       -       -       -        -  127,247  127,247       2.23%
   Deposits
Certificates of Deposit   164,447  12,518   3,880   1,764     760        -  183,369  183,582       4.94%

Scheduled maturity of market risk sensitive instruments at  December 31, 1998:
                                                                                               Average
                                                                    Over              Fair    Effective
                          Year 1   Year 2  Year 3  Year 4  Year 5  5 Years   Total    Value     Yield
   ASSETS
   Securities
Fixed Rate               $ 18,584  28,487  18,664   9,433  17,533   57,353  150,054  152,471       6.00%
Floating Rate                   -     347       -       -       -   53,572   53,919   53,852       5.62%
Equity Securities               -       -       -       -       -      467      467      467       5.72%
                       ---------------------------------------------------------------------
Total Securities         $ 18,584  28,834  18,664   9,433  17,533  111,392  204,440  206,790
   Loans
Fixed Rate               $ 21,596  13,484  19,939  18,820  26,584   16,525  116,948  112,003       8.13%
Floating Rate               6,672     332   1,232     646   1,501    4,005   14,388   14,388       9.23%
                       ---------------------------------------------------------------------
  Total                  $ 28,268  13,816  21,171  19,466  28,085   20,530  131,336  126,391

   LIABILITIES
Savings, NOW,
   and Money Market      $132,353       -       -       -       -        -  132,353  132,353       2.43%
    Deposits
Certificates of Deposit   117,967  46,528   2,754   1,394   1,626      138  170,407  171,442       4.97%
Short-term
   Borrowings               2,282       -       -       -       -        -    2,282    2,282       4.94%

Loans
-----

     The Company's loan portfolio consists primarily of real estate, commercial and industrial, and consumer loans. Total loans were $146,529,000 at December 31, 1999 compared to $131,336,000 at December 31, 1998 and $108,006,000 at
December 31, 1997.

     As can be seen in Table VI, a moderate increase of approximately 8.68% in commercial and industrial loans, a strong increase of approximately 21.4% in real estate loans occurred while installment loans decreased by a moderate 4.8% in 1999. The overall increase in 1999 is the result of strong market demand for home loans and commercial properties. In 1998, the Jefferson Bank acquisition resulted in an increase in total loans of approximately $7,337,000. The additional increase in total loans experienced by the Company in 1998 was due to increased loan demand. In 1997, there was a strong increase of approximately 17.2% in commercial and industrial loans, a moderate increase of approximately 8.5% in real estate loans while installment loans decreased a moderate 9.7%.
The increase in 1996 from 1995 was the result of strong loan demand and an approximately $6,100,000 increase due to the acquisition of the Waskom Bank. Increases in loans not related to the acquisition of the Waskom Bank were also the result of marketing efforts aimed at real estate and installment customers.

     At December 31, 1999, real estate mortgage loans comprised 53.2% of the loan portfolio, compared to 48.9% and 48.4% at December 31, 1998 and December 31, 1997, respectively.


Table VI - Loan Information (dollars in thousands) - Outstanding Balances at:

                                                                        December 31,
                             ----------------------------------------------------------------------------------------------------
Types of Loans                       1999                1998               1997                    1996               1995
--------------------------   -------------------    ----------------   ----------------    --------------------    --------------
Commercial and industrial     $           37,639              34,632             27,973                  23,863            22,444

Real estate - mortgage                    77,935              64,204             50,122                  46,211            34,009

Installment                               30,955              32,500             29,911                  33,111            26,234
                             -------------------    ----------------   ----------------    --------------------    --------------
        Total                 $          146,529             131,336            108,006                 103,185            82,687
                             ===================    ================   ================    ====================    ==============

     Approximately 11% of the Company's loans have adjustable interest rates, while most loans are on fixed rates maturing within five years. Table VII presents a maturity analysis of the Company's loan portfolio at December 31, 1999:

Table VII - Loan Interest and Maturity Information (dollars in thousands)
                                                                       At December 31, 1999
                                                 --------------------------------------------------------------
                                                     Commercial           Real
                                                   and Industrial        Estate       Installment      Totals
                                                 -----------------   -------------  --------------  -----------
Fixed rate loans:
   Mature within one year                                  $ 5,669           8,939          6,308        20,916
   Mature in one to five years                              13,735          50,706         23,376        87,817
   Mature after five years                                   9,004          13,079            281        22,364
                                                 -----------------   -------------  --------------  -----------
           Total fixed rate loans                           28,408          72,724         29,965       131,097
Floating rate loans:
   Mature within one year                                    6,189           1,790            787         8,766
   Mature in one to five years                               2,284           2,235            142         4,661
   Mature after five years                                     758           1,186             61         2,005
                                                 -----------------   -------------  --------------  -----------
           Total floating rate loans                         9,231           5,211            990        15,432
Total loans:
   Mature within one year                                   11,858          10,729          7,095        29,682
   Mature in one to five years                              16,019          52,941         23,518        92,478
   Mature after five years                                   9,762          14,265            342        24,369
                                                 -----------------   -------------  --------------  -----------
           Total loans                                     $37,639          77,935         30,955       146,529
                                                 =================   =============  ==============  ===========

Allowance for Loan Losses
-------------------------

  The balance in allowance for loan losses at December 31, 1999 was $2,200,000 compared to the December 31, 1998 balance of $1,701,000 and the December 31, 1997 balance of $1,249,000. The 1999 net increase was the result of a provision of $354,000 and recoveries of $1,035,000 offset by charge-offs of $890,000. The increase in 1998 was the result of a provision of $623,000, acquisition addition of $165,000 and recoveries of $223,000 offset by charge-offs of $559,000. In 1999, the Company recorded a smaller provision due to net recoveries of $145,000 compared to net charge-offs of $336,000 in 1998. The allowance for loan losses at December 31, 1999, 1998, and 1997, was 1.50%, 1.30%, and 1.16%, of
outstanding loans, respectively.   As in 1997, increases in 1996 and 1995 were
due to continued increases in loan and lease balances. The increased percentage of the allowance as a percentage of total loans is due primarily to the Company's new overdraft program that increased risk and, in general, the current status of economic conditions.

     By its nature, the process through which management determines the appropriate level of the allowance requires considerable judgment. The determination of the necessary allowance and, correspondingly, the provision for loan losses involves assumptions about and projections of national and local economic conditions, the composition of the loan portfolio, and prior loss
experience, in addition to other considerations.   As a result, no assurance can
be given that future losses will not vary from the current estimates. However, management believes that the allowance at December 31, 1999 is adequate to cover losses inherent in its loan portfolio. A migration analysis and an internal classification system for loans also help identify potential problems. From these analyses, management determines which loans are potential candidates for nonaccrual status or charge-off. Management continually reviews loans and classifies them consistent with the regulatory guidelines to help ensure that an adequate allowance is maintained.

     The Company uses a combination of a loss migration approach and a specific allocation approach to determine the adequacy of the allowance for loan and lease losses. In general, the migration analysis tracks, on a quarter-by-quarter basis, the percentage of various classified loan pools that ultimately becomes a loss over a twelve month time period. The sum of the loss percentages for each quarter of the analysis is used to estimate the loss that exists in the Company's current population of classified loans. The methodology for determining loss percentages on unclassified loans is based on historical losses on the pool of loans that were considered pass credits twelve months prior to the loss. Adjustments are then made to account for risks in the portfolio associated with: (1) levels of, and trends in, delinquencies and non-accruals;
(2) trends in volume and terms of loans; (3) changes in lending policies and procedures; (4) experience, ability and depth of lending management and staff;
(5) national and local economic trends and conditions; and (6) concentrations of credit.

     Based on historical trends, the Company estimates that approximately $842,000 will be charged off in the year ending December 31, 2000. The breakdown of this estimate is as follows: $177,000 in commercial and industrial, $26,000 in real estate - mortgage, $278,000 in installment, and $361,000 in overdrafts.

Table VIII - Analysis of Allowance of Loan Losses (dollars in thousands)
                                                                             Years Ended December 31,
                                                    --------------------------------------------------------------------------
                                                        1999              1998            1997            1996          1995
                                                    ------------       ----------       ---------       --------      --------
Balance at beginning of period                           $ 1,701            1,249           1,146          1,019           997

Charge-offs:
  Commercial and industrial                                  335               78              57             20            90
  Real estate mortgage                                        27               26               1              -             -
  Installment loans                                          528              455             289            223           157
                                                    ------------        ---------       ---------       --------      --------
        Total charge-offs                                    890              559             347            243           247
                                                    ------------        ---------       ---------       --------      --------

Recoveries:
  Commercial and industrial                                  796               69              49             28            40
  Real estate mortgage                                        11                -               -              -             -
  Installment loans                                          228              154              71             54            49
                                                    ------------        ---------       ---------       --------      --------
        Total recoveries                                   1,035              223             120             82            89
                                                    ------------        ---------       ---------       --------      --------

Net charge-offs (recoveries)                                (145)             336             227             161          158

Additions charged (credited) to operations                   354              623             330             264          180

Addition due to acquisition                                    -              165               -              24            -
                                                    ------------        ---------       ---------       ---------     --------

Balance at end of period                                $  2,200            1,701           1,249           1,146        1,019
                                                    ------------        ---------       ---------        --------     --------

Average loans outstanding
  during the period*                                    $137,997          116,520         101,245          88,684       71,347

Gross charge-offs as a percent
  of average loans*                                         0.64%            0.48            0.34            0.29         0.35

Recoveries as a percent of
  gross charge-offs                                       116.29%           39.89           34.58           33.75        36.03

Ratio of net charge-offs (recoveries)
  during the period to average loans
  outstanding during the period*                           (0.11)%           0.29            0.22            0.19         0.22

*     Net of unearned income

Table IX - Allocation of Allowance for Loan Losses (dollars in thousands)
                                                               As of December 31,
               --------------------------------------------------------------------------------------------------------------
                    1999                  1998                   1997                  1996                  1995
               --------------------------------------------------------------------------------------------------------------

                   Reserve               Reserve               Reserve                Reserve               Reserve
                   Amount     Ratio*     Amount     Ratio*      Amount     Ratio*     Amount     Ratio*     Amount     Ratio*
               --------------------------------------------------------------------------------------------------------------

Commercial
and industrial      $  691      25.7%     $  677      26.4%      $  619      25.9%     $  359      23.1%     $  468      27.2%

Real estate -
Mortgage               741      53.2         511      48.9          191      46.4          81      44.8         112      41.1

Installment            722      21.1         498      24.7          413      27.7         420      32.1         366      31.7

Unallocated             46       N/A          15       N/A           26       N/A         286       N/A          73       N/A
               --------------------------------------------------------------------------------------------------------------

                    $2,200     100.0%     $1,701     100.0%      $1,249     100.0%     $1,146     100.0%     $1,019     100.0%
               ==============================================================================================================

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

     The Company did not have any nonaccrual loans as of December 31, 1999. Nonaccrual loans totaled $81,000 in 1998, and $172,000 in 1997. The decrease from 1997 to 1998 was the result of one loan being moved out of nonaccrual status. Restructured loans include those for which there has been a reduction in stated interest rate, extension of maturity, reduction in face amount of debt, or reduction in accrued interest. As of December 31, 1999, the Company had no restructured loans.

     Loans past due over ninety days and still accruing interest were $183,000 at December 31, 1999, an increase from the December 31, 1998 amount of $20,000.

     The following table presents an analysis of nonaccrual, past due, other real estate and restructured loans at December 31, 1999.


Table X - Analysis of Nonaccrual, Past Due, Other Real Estate, and Restructured Loans (dollars in thousands)

                                                                       At December 31,
                                         ---------------------------------------------------------------------------------
                                               1999               1998            1997              1996           1995
                                         ----------------   ---------------  ---------------   -----------    -----------
Nonaccrual loans                                $       -                81              172           147             99
Restructured loans                                      -                69                -             -              -
Other impaired loans                                    -                 -                -             -              -
Other real estate                                     150               125              186           151              -
                                         ----------------   ---------------  ---------------   -----------    -----------

Total nonperforming assets                      $     150               275              358           298             99
                                         ================   ===============  ===============   ===========    ===========

Allowance for loan loss to
  nonperforming assets                           1,466.67%           618.55           348.88        384.90       1,029.29

Nonperforming assets as a percentage
  of stockholders' equity                             0.4%              0.8              1.1            .9             .3

Loans past due 90+ days and
still accruing                                      $ 183                21               20            33             41
                                         ================   ===============  ===============   ===========    ===========

Other potential problem loans                   $       -                 -                -             -              -
                                         ================   ===============  ===============   ===========    ===========

Income that would have been
  recorded in accordance with
  original terms                                $       -                 6                5             7              5

Less income actually
  recorded                                              -                 -                -             -              -
                                         ----------------   ---------------  ---------------   -----------    -----------

Loss of income                                  $       -                 6                5             4              5
                                         ================   ===============  ===============   ===========    ===========

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

     Management's strategy with respect to securities is to maintain a very high quality portfolio with generally short duration. The quality of the portfolio is maintained with approximately 76% of the total as of December 31, 1999, comprised of U.S. Treasury, federal agency securities, and agency issued mortgage securities. Treasury holdings are currently positioned in a ladder structure. Three-year treasury bonds are purchased quarterly, held for two years, and then sold with one year left to maturity to take advantage of the slope in the yield curve. The collateralized mortgage obligations (CMOs) and mortgage backed securities (MBS) held by the Company are backed by agency collateral, which consists of loans issued by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Corporation (FNMA), and the Government National Mortgage Association (GNMA) with a blend of fixed and floating rate coupons.

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

     The Company's MBS portfolio consists of fixed rate balloon maturity pools with short stated final maturities, fixed rate conventional mortgage pools, and adjustable rate mortgage (ARM) pools with coupons that reset annually and have longer maturities. Investments in CMOs consist mainly of Planned Amortization Classes (PAC), Targeted Amortization Classes (TAC), and sequential classes. At December 31, 1999, floating rate securities made up 66% of the CMO portfolio. Support and liquidity classes with longer average lives and floating rate coupons comprise a relatively small portion of the portfolio.

     To maximize after-tax income, investments in tax-exempt municipal securities are utilized, but with somewhat longer maturities.

     At December 31, 1999, the Company had no structured notes.

     Securities are the Company's single largest interest-earning asset representing approximately 49%, 53%, and 61% of total assets at December 31, 1999, 1998, and 1997 respectively. The investment portfolio totaled $192.2 million at December 31, 1999, down from $205.4 and $218.0 million at December 31, 1998 and December 31, 1997, respectively.

     The various types of securities held by the Company are listed below in Table XI:

Table XI - Investment Securities Information (dollars in thousands)

Available for Sale Portfolio                                         At December 31,
                                      -----------------------------------------------------------------------------
(Carried at Market Value)                     1999                          1998                        1997
                                      ----------------------       -----------------------       ------------------
U.S. Treasuries                                     $ 17,916                        48,060                   60,282
U.S. Government Agencies                              48,932                        14,287                   20,029
State and Municipal                                        -                         2,435                        -
Other securities                                         493                           467                      368
                                      ----------------------       -----------------------       ------------------
                                                     $67,341                        65,249                   80,679
Mortgage-backed securities and
   collateralized mortgage obligations                64,334                        65,637                   68,061
                                      ----------------------       -----------------------       ------------------

Total Available for Sale                            $131,675                       130,886                  148,740
                                      ======================       =======================       ==================

Held to Maturity Portfolio                                           At December 31,
                                      ------------------------------------------------------------------------------
(Carried at Amortized Cost)                   1999                          1998                         1997
                                      ----------------------        -----------------------       ------------------

U.S. Treasuries                                     $      -                          7,013                    7,038
U.S. Government Agencies                                   -                          3,064                   10,144
State and Municipal                                   46,895                         47,037                   32,213
Corporate securities                                   2,068                              -                        -
Other Securities                                         228                            352                        -
                                      ----------------------        -----------------------       ------------------
                                                     $49,191                         57,466                   49,395
Mortgage-backed securities and
   collateralized mortgage obligations                11,388                         17,071                   19,838
                                      ----------------------        -----------------------       ------------------

Total Held to Maturity                              $ 60,579                         74,537                   69,233
                                      ======================        =======================       ==================

     The maturities and weighted yields of each portfolio by type of security and their book and market values are detailed below in Table XII:

Table XII - Investment Securities Maturities and Yield Information (dollars in thousands)

Available for Sale Portfolio (Carried at Market Value):
                                                      As of December 31, 1999
                                                   ----------------------------
                           Matures in     Matures in        Matures in      Matures in        Amortizing
                         1 Year or Less    1-5 Years        5-10 Years    After 10 Years      Securities         Total
                        -------------------------------- ---------------- --------------  -----------------  Amortized     Market
                         Balance  Yield  Balance  Yield   Balance  Yield   Balance Yield   Balance    Yield       Cost      Value
                        --------  -----  ------- ------- --------  ------- ------- -----  --------  -------   --------  ---------

US Treasury and          $    -      -%  $64,915   5.48%  $ 1,933   6.29%  $     -     -%  $     -        -%  $ 68,481     66,848
 government agencies

State and Municipal*          -      -         -      -         -      -         -     -         -        -          -          -

Corporate securities          -      -         -      -         -      -         -     -         -        -          -          -

Other                         -      -         -      -       493   5.09         -     -         -        -        493        493
                        --------  -----  ------- ------- --------  ------- ------- -----  --------  -------   --------  ---------

Sub Total                     -      -    64,915   6.91     2,426   6.04         -     -         -        -     68,974     67,341

Mortgage-backed
securities                    -      -         -      -         -      -         -     -    64,334     5.94     65,638     64,334
                        --------  -----  ------- ------- --------  ------- ------- -----  --------  -------   --------  ---------
Total                    $    -      -%  $64,915   6.91%  $ 2,426   6.04%  $     -     -%  $64,334     5.94%  $134,612    131,675
                        ========  =====  ======= ======= ========  ======= ======= =====  ========  =======   ========  =========

Held to Maturity Portfolio (Carried at amortized cost)

                                                      As of December 31, 1999
                                                   -----------------------------
                           Matures in     Matures in        Matures in      Matures in        Amortizing
                         1 Year or Less    1-5 Years        5-10 Years    After 10 Years      Securities       Total
                        -------------------------------- ---------------- --------------  -----------------  Amortized     Market
                         Balance  Yield  Balance  Yield   Balance  Yield   Balance Yield   Balance    Yield     Cost        Value
                        --------  -----  ------- ------- --------  ------- ------- -----  --------  -------   --------  ---------

U.S Treasury and
government agencies      $    -      -%  $     -     -%  $    -         -% $     -     -%  $     -        -%  $      -          -

State and Municipal*      4,117   6.41     6,259  7.32    12,204     7.14   24,315  6.97         -        -     46,895     44,830

Corporate securities          -      -     2,068  5.64         -        -        -     -         -        -      2,068      2,000

Other securities              -      -         -     -         -        -      228  5.23         -        -        228        223
                        -------   ----   ------- -----   -------   ------  ------- -----  --------  -------   --------  ---------
Sub Total                 4,117   6.41     8,327  6.91    12,204     7.14   24,543  6.95         -        -     49,191     47,053

Mortgage-backed
securities                    -      -         -     -         -        -        -     -    11,388     5.99     11,388     11,197
                        -------   ----   ------- -----   -------   ------  ------- -----  --------  -------   --------  ---------
Total                    $4,117   6.41%  $ 8,327  6.91%  $12,204     7.14% $24,543  6.95%  $11,388     5.99%  $ 60,579     58,250
                        =======   ====   ======= =====   =======   ======  ======= =====  ========  =======   ========  =========

* Yields are stated on a tax-equivalent basis at a 34% effective tax rate.

Deposits
--------

  Total deposits at December 31, 1999 were $355.4 million, an increase of approximately $9.7 million from the December 31, 1998 deposit total of $345.7 million. Total deposits increased during 1999 as a result of continued growth. Deposits totaled approximately $322.1 million at December 31, 1997.

  Total average deposits in 1999 were $347,125,000, an increase of $26,981,000 over 1998. Total average deposits in 1998 were $320,144,000, an increase of $8,336,000 over the December 31, 1997 total of $311,808,000. The majority of the increases from 1998 to 1999 and from 1997 to 1998 were a result of the Jefferson acquisition, which occurred in December 1998.

  The average balances of the various deposit types for the last three years along with the interest paid and average deposit interest rates follow:

                                   1999                                1998                                1997
                 -----------------------------------------------------------------------------------------------------------
                     Average     Interest    Average     Average     Interest    Average     Average     Interest    Average
                     Balances    Expense       Rate      Balances    Expense       Rate      Balances    Expense       Rate

Non-interest-
bearing demand       $ 42,622           -          -%    $ 36,883           -          -%    $ 31,955           -          -%

Interest-bearing
demand                 81,786       1,720       2.10       75,420       1,814       2.42       73,665       1,910       2.59

Savings                12,259         276       2.25       10,270         252       2.45        9,419         250       2.65

Money market
accounts               34,270         866       2.53       34,564         960       2.78       34,472       1,035       3.03

Time                  176,188       8,706       4.94      163,007       8,318       5.10      162,297       8,298       5.11
                 -----------------------------------------------------------------------------------------------------------

    Total            $347,125      11,568       3.33%    $320,144      11,344       4.01%    $311,808      11,493       4.11%
                 ===========================================================================================================

  Time deposits consist of certificate of deposits and represent the types of deposits most likely to affect the future earnings of the Company because of their interest rate sensitivity. These deposits are generally more costly sources of funds than other types of deposits. At December 31, 1999, 50.8% of total average deposits were time deposits as compared to 50.9%, and 52.1% at December 31, 1998 and 1997, respectively.

  Included in the table below are time deposits at December 31, 1999, with balances of $100,000 or more. These deposits represent 25.2% of total time deposits, and the majority of such deposits will mature within three months, reflecting the volatile nature of these deposits. The cost of these funds is generally higher than for other time deposits. The following table provides an analysis of the maturity of these deposits:

Table XIV - Certificates of Deposit $100,000 or more (dollars in thousands) at December 31,
 1999

                                               Maturity from                  Percent of
                                             December 31, 1999                   Total
                                        ----------------------------    --------------------


Three months or less                       $                  25,114                   56.57%
Within months four through six                                17,383                   39.16%
Within months seven through twelve                             1,625                    3.66%
Over one year                                                    271                    0.61%
                                        ----------------------------    --------------------


                           Total           $                  44,393                  100.00%
                                        ============================    ====================


Short-Term Borrowings
---------------------

     From time to time, primarily due to decreases in liquidity caused by timing of investment transactions, the Company may borrow on a short-term basis from the Federal Reserve Bank, or purchase federal funds through lines of credit approved at Texas Independent Bank. Due to potential concerns related to Y2K, the Company increased its cash balances and established credit lines at several large correspondents during the latter part of 1999. The Company, however, did not have to utilize these credit lines.

Capital Resources and Capital Adequacy
--------------------------------------

     The Company's shareholders' equity of $35,771,000 at December 31, 1999 remains at a level considered to be adequate by management. Shareholder equity decreased slightly from 1998 to 1999 due to a net change in the net unrealized loss on available for sale securities of $2,587,000. Shareholder equity increased from profits in excess of dividends paid to shareholders. The increase in the net unrealized loss on available for sale securities was caused by general rate increases in the market. Shareholders' equity was $35,911,000 at December 31, 1998 and $32,729,000 at December 31, 1997.

     The regulatory agencies that govern banks require banks to meet certain minimum capital guidelines. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), Federal bank regulatory agencies adopted capital adequacy guidelines which link the adequacy of a bank's capital to the risks inherent in both its on and off balance sheet activities. These guidelines are termed "risk based" capital guidelines and became fully effective on December 31, 1992. As a result, banks are required to have a minimum ratio of Tier 1 capital to total risk-adjusted assets, as defined in the regulations, of not less than 4%, and a ratio of combined Tier 1 and Tier 2 capital to total risk-adjusted assets of not less than 8%. Tier 1 capital consists primarily of the sum of common stock and perpetual noncumulative preferred stock, less goodwill less certain percentages of other intangible assets. Tier 2 capital consists primarily of perpetual preferred stock not qualifying as Tier 1 capital, perpetual debt, mandatory convertible securities, subordinated debt, convertible preferred stock with an original weighted average maturity of at least five years and the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The federal regulatory agencies may require higher ratios in the event of certain circumstances that they, in their discretion, deem to be of sufficient cause to require higher ratios. At December 31, 1999, Citizens Bank had Tier 1 and total capital ratios of 18.39% and 19.57% respectively. At December 31, 1998, Citizens Bank had Tier 1 and total capital ratios of 19.2% and 20.3% respectively. At December 31, 1997, Citizens Bank had a Tier 1 and total capital ratio of 23.7% and 24.7% respectively.

     The Federal and state bank regulatory agencies also require that a bank maintain a minimum leverage capital ratio of Tier 1 capital to average total consolidated assets of at least 3% for the most highly-rated, financially sound banks and a minimum leverage ratio of at least 4% to 5% for all other banks. Adjusted total assets are comprised of total assets less the intangible assets that are deducted from Tier 1 capital. As of December 31, 1999, Citizens Bank's leverage ratio was 9.0% compared to 8.8% and 9.1% as of December 31, 1998 and December 31, 1997 respectively.

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

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be "well capitalized," an institution is required to have at least a 5% leverage ratio, a 6% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. However, the regulatory agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one category because of safety and soundness concerns. As of December 31, 1999, 1998, and 1997, Citizens Bank met all regulatory requirements to be deemed "well capitalized."

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

     During 1999, the Company purchased 5,274 shares of its common stock from ten shareholders at an average cost of $17.33 per share. The purchase price was paid in cash using available cash resources, and the Company did not incur any debt in connection with these stock repurchases.

Employees
---------

     At December 31, 1999, the Company employed approximately 162 full-time and 34 part-time employees. Management highly values and respects its excellent relationship with its employees.

Year 2000
---------

     No significant problems related to the year 2000 issue have been discovered with the Company's business systems or with any integral systems linking the
Company to third party vendors.    The Company's total cost of Y2K preparations
was approximately $137,000. The cost of replacing non-compliant Y2K hardware and software combined with the expenses for related testing was approximately $107,000 of the total. Approximately $30,000 was also spent on a generator and
its installation.   The total does not include the purchase of a check sorter
and a phone system for the main bank facility at a cost of approximately $220,000, as these items were targeted for replacement before it was determined that they were not Y2K compliant. This amount does include the salary of an employee who was hired in 1998 to assist with the testing for Y2K but does not include salary expense for the personnel that were already on staff.

Competition
-----------

     The Company services a large portion of the East Texas area with offices in Henderson, Overton, and Mount Enterprise, in Rusk County, Jefferson, in Marion County, Malakoff and Chandler, in Henderson County, Waskom and Marshall in Harrison County, and Corsicana in Navarro County.

     The activities in which the Company engages are competitive. Each activity engaged in involves competition with other banks, as well as with non-banking financial institutions and non-financial enterprises. In addition to competing with other commercial banks within and outside its primary service area, the Company competes with other associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, factors, certain governmental agencies, credit card organizations and other enterprises. Additional competition for deposits comes from government and private issuers of debt obligations and other investment alternatives for depositors, such as money market funds. The Company also competes with suppliers of equipment in furnishing equipment financing and leasing services.

Outlook and Corporate Objectives
---------------------------------

     Though many factors such as inflation, interest rate risks, credit quality, regulatory environment and local economic conditions affect the earnings of the Company, the outlook for 2000 appears to be good. The Company faces the challenge of maintaining a high quality loan portfolio while trying to increase its market share of loans, reducing its overhead by utilization of economies of scale, coordinating its branch operations, maintaining deposits in a historically low interest rate environment, staying abreast of the latest technological changes, preserving its strong dividend payout, and increasing its non-interest income.

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

Recent Accounting Pronouncements
--------------------------------

The following accounting pronouncement has been issued, but has not yet become effective, and is listed together with the expected impact on the Company.

     FASB 133, Accounting for Derivative Instruments and Hedging Activities - This Statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Statement will be effective for the company in the fiscal year ending in 2001. Due to the Company's limited use of derivative instruments, the effect of implementation of this new pronouncement is not expected to have a significant effect on the financial position or results of operations of the Company.

Forward-Looking Information
---------------------------

     Statements and financial discussion and analysis by management contained throughout this Annual Report that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. Various factors could cause actual results to differ materially from the forward-looking statements, including, without limitation, changes in interest rates and economic conditions, increased competition for deposits and loans adversely affecting rates and terms, changes in availability of funds increasing costs or reducing liquidity, changes in applicable statutes and governmental regulations, and the loss of any member of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels.